As filed with the Securities and Exchange Commission on June 28, 2019

Securities Act File No. 333-189008

1940 Act File No. 811-22572

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

☒  Post-Effective Amendment No. 12

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

☒  Amendment No. 18

Destra Multi-Alternative Fund
(Exact Name of Registrant as Specified in Charter)

444 West Lake Street, Suite 1700

 Chicago, IL 60606-0070

(Address of Principal Executive Offices)

(312) 843-6161

(Registrant’s Telephone Number)

Jane Hong Shissler, Esq.

Destra Capital Advisors LLC

444 West Lake Street, Suite 1700

Chicago, IL 60606-0070

(Name and Address of Agent for Service)

Copy to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c)

☐	immediately upon filing pursuant to paragraph (b) of Rule 486

☑	on July 1, 2019, pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486

DESTRA MULTI-ALTERNATIVE FUND

Prospectus

Class I Shares	MSFIX
Class A Shares	MSFDX
Class T Shares	MSFYX
Class C Shares	MCFDX

July 1, 2019

Destra Multi-Alternative Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company and operates as an interval fund.

	Price to Public(1)	Sales Load(2)	Proceeds to the Fund(3)
Per Class I Share	At current NAV	N/A	Amount invested at current NAV
Per Class A Share	At current NAV, plus a sales load of up to 5.75%	5.75%	Amount invested at current purchase price, less applicable Sales Load
Per Class T Share	At current NAV, plus a sales load of up to 3.00%	3.00%	Amount invested at current purchase price, less applicable Sales Load
Per Class C Share	At current NAV	N/A	Amount invested at current purchase price
Total	Up to $276,080,000	Up to 5.75%	Up to $276,080,000 (4)

(1)	Shares are sold at a public offering price equal to the then-current NAV per Share of the applicable class, plus applicable Sales Load. See “Distribution of Shares.”
(2)	“Sales Load” includes up to 5.75% of the public offering price for Class A Shares and up to 3.00% of the public offering price of Class T Shares. See “Distribution of Shares.”
(3)	Destra Capital Advisors LLC (the “Adviser”) has agreed to reimburse and/or pay or absorb, on a quarterly basis, the ordinary operating expenses of the Fund, until at least November 30, 2020, to ensure that total annual fund operating expenses after fee waiver and/or expense reimbursement will not exceed 1.95% for Class A Shares, 2.45% for Class T Shares, 2.70% for Class C Shares and 1.70% for Class I shares of each class’s net assets, respectively. Expense waivers and reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture. This agreement may be terminated only by the Fund’s Board of Trustees, on 60 days written notice to the Adviser. “Ordinary operating expenses” consist of all ordinary expenses of the Fund, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment management fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, and commitment fees on any leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution fees and/or shareholder servicing fees, if any, (f) acquired fund fees and expenses, and (g) extraordinary expenses. See “Use of Proceeds.”
(4)	Total Proceeds to the Fund assume the sale of all Shares registered under this registration statement, and that all Shares sold will be Class I Shares.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the statement of additional information dated July 1, 2019 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. Investors are advised to read the Statement of Additional Information in its entirety. The Statement of Additional Information and the Fund’s annual and semi-annual reports to holders of Shares (“Shareholders) can be obtained upon request and without charge by writing to the Fund at c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788, by calling toll free 1-855-601-3841 or by accessing the Fund’s “Prospectus” page on Destra’s website at www.destracapital.com. The information on Destra’s website is not incorporated by reference into this prospectus and investors should not consider it a part of this prospectus. The table of contents of the Statement of Additional Information appears on page 97 of this prospectus. In addition, the contact information provided above may be used to request additional information about the Fund’s SAI, annual and semi-annual reports and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

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Investment Objective. The Fund’s investment objective is to seek returns from capital appreciation and income with an emphasis on income generation.

There can be no assurance that the Fund will be able to achieve its investment objective.

Risks. An investment in the Fund involves a high degree of risk. In particular:

●	The Fund’s shares will not be listed on an exchange in the foreseeable future, if at all. It is not anticipated that a secondary market for the shares will develop and an investment in the Fund is not suitable for investors who may need the money they invest within a specified timeframe.
●	The Fund is suitable only for investors who can bear the risks associated with the Fund’s limited liquidity and should be viewed as a long-term investment.
●	The amount of distributions that the Fund may pay, if any, is uncertain.
●	The Fund invests a substantial portion of its assets in securities of unlisted public and private real estate investment funds, business development companies, and funds commonly known as hedge funds. These investments are illiquid and expose the Fund to real estate-related risks.

Summary of Investment Strategy. The Fund utilizes similar principles to the Endowment Model approach to investing. The Endowment Model is a form of the strategic asset allocation model of portfolio construction that involves diversifying investments across strategies, asset classes and investment horizons, as opposed to the standard long-only stock and bond model. The Fund provides access to, and actively manages, a multi-asset portfolio primarily consisting of illiquid investments with limited availability to provide a core alternatives solution. The Fund pursues its investment objective by investing primarily in the income-producing securities: (1) public and private real estate securities (including securities issued by real estate funds), (2) alternative investment funds (“AIFs”), which include business development companies (“BDCs”) as well as funds commonly known as “hedge funds” and other private investment funds, which may also include funds that primarily hold real estate investments, (3) master limited partnerships (“MLPs”), (4) common and preferred stocks, and (5) structured notes, notes, bonds and asset-backed securities.

Investment Adviser. The Fund’s investment adviser is Destra Capital Advisors LLC (“Destra”) and the Fund’s sub-adviser is Pinhook Capital, LLC (f/k/a LCM Investment Management, LLC) (“Pinhook” or the “Sub-Adviser”) (Pinhook together with Destra, are referred to herein as the “Advisers”). Destra is a wholly-owned subsidiary of Destra Capital Management LLC. Destra oversees the management of the Fund’s activities and is responsible for developing investment guidelines with Pinhook Capital and overseeing investment decisions for the Fund’s portfolio. Pinhook acts as the Fund’s investment sub-adviser and makes investment decisions for the Fund’s portfolio, subject to the oversight of Destra. Each of Destra and Pinhook is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended.

Interval Fund. The Fund is operated as an interval fund. Pursuant to the Fund’s interval fund structure, the Fund will conduct quarterly repurchase offers, at net asset value (“NAV”), of no less than 5% and no more than 25% of the Fund’s outstanding shares. Typically, the Fund will conduct such quarterly repurchase offers for 5% of the Fund’s outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of the Fund’s board of trustees and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their shares repurchased. Accordingly, although the Fund will make quarterly repurchase offers, investors should consider the Fund’s shares to be of limited liquidity. The time between notification to Shareholders and the date the repurchase offer ends (“Repurchase Request Deadline”) may vary from no more than forty-two (42) days to no less than twenty-one (21) days. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”). Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the purchase payment date (each a “Purchase Payment Date”), which will be no more than seven days after the Repurchase Pricing Date.

Investors will pay offering expenses and, with regard to those share classes that impose a front-end sales load, a sales load of up to 5.75% for Class A Shares, up to 3.00% for Class T Shares, while Class C and Class I shares are not subject to sales charges. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

See “Types of Investments and Related Risks” beginning on page 31 of this prospectus.

Securities Offered. The Fund engages in a continuous offering of four classes of shares of beneficial interest of the Fund (“Shares”). The Fund is offering Class I Shares, Class A Shares, Class T Shares and Class C shares. The Fund has registered 18,666,666.66 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares (6,666,666.66 in 2011 and 12,000,000.00 in 2013). The Fund is offering to sell, through its distributor, Destra Capital Investments, LLC (the “Distributor”), under the terms of this prospectus, 18,666,666.66 shares (less shares previously sold) of beneficial interest at NAV per share of the relevant share class, plus, in the case of Class A Shares and Class T Shares, any applicable Sales Load. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares.

The minimum initial investment by a Shareholder for Class A, Class T and Class C shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The minimum initial investment for Class I shares is $1,000,000, while subsequent investments may be made with any amount. All Share purchases are subject to approval by Destra. The minimum investment requirement may be waived in the Fund’s sole discretion. During the continuous public offering, Shares will be sold at the then-current net asset value per Share of the applicable class, plus, in the case of Class A Shares and Class T Shares, the applicable Sales Load. The Fund’s continuous public offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended, until the Fund has sold Shares in an amount equal to approximately 18,666,666.66 Shares.

The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time, if ever. No secondary market is expected to develop for the Fund’s Shares; liquidity for the Shares will be provided only through quarterly repurchase offers for no less than 5% and no more than 25% of the Shares at net asset value, and there is no guarantee that an investor will be able to sell all the Shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s Shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Types of Investments and Related Risks” below in this prospectus.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (www.destracapital.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as a broker-dealer or bank), through the Fund’s transfer agent by calling the Fund toll-free at 1-855-601-3841, or if you are a direct investor, by enrolling at www.destracapital.com.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest with the Fund, you can call toll-free at 1-855-601-3841 to let the Fund know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Destra Fund Complex if you invest directly with the Fund.

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SUMMARY OF TERMS

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in Destra Multi-Alternative Fund (the “Fund”). Each prospective investor should carefully read the more detailed information appearing elsewhere in this prospectus and the statement of additional information dated July 1, 2019 (the “Statement of Additional Information”).

THE FUND	The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of its Shares at net asset value (“NAV”), which is calculated on a daily basis. See “Quarterly Repurchases of Shares” and “Determination of Net Asset Value.”

THE ADVISER

Destra Capital Advisors LLC (“Destra” or the “Adviser”) serves as the Fund’s investment adviser. Destra is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Destra oversees the management of the Fund’s activities and is responsible for developing investment guidelines with Pinhook (as defined below) and overseeing investment decisions for the Fund’s portfolio.

Destra is a subsidiary of Destra Capital Management LLC, a sponsor of investment funds.

THE SUB-ADVISER	Pinhook Capital, LLC (formerly, LCM Investment Management, LLC) serves as the investment sub-adviser to the Fund (“Pinhook” or the “Sub-Adviser”). The Sub-Advisor is registered with the SEC as an investment adviser under the Advisers Act. The Sub-Adviser was established in June 2011 for the purpose of providing investment management services to institutional investors such as the Fund.

INVESTMENT OBJECTIVE

The Fund’s investment objective is to seek returns from capital appreciation and income with an emphasis on income generation.

There can be no assurance that the Fund will be able to achieve its investment objective.

INVESTMENT STRATEGIES AND POLICIES

The Fund utilizes similar principles to the Endowment Model approach to investing. The Endowment Model is a form of the strategic asset allocation model of portfolio construction that involves diversifying investments across strategies, asset classes and investment horizons, as opposed to the standard long-only stock and bond model. The Fund provides access to, and actively managing, a multi-asset portfolio primarily consisting of illiquid investments with limited availability to provide a core alternatives solution. The Fund pursues its investment objective by investing primarily in the income-producing securities: (1) public and private real estate securities (including securities issued by real estate funds), (2) alternative investment funds (“AIFs”), which include business development companies (“BDCs”) as well as funds commonly known as “hedge funds” and other private investment funds, which may also include funds that primarily hold real estate investments, (3) master limited partnerships (“MLPs”), (4) common and preferred stocks, and (5) structured notes, notes, bonds and asset-backed securities. The Fund also executes investments in the preceding types of securities through index-linked or actively managed exchange-traded funds (“ETFs”), mutual funds and closed-end funds (collectively “Underlying Funds”). The Fund defines AIFs as BDCs, real estate property funds, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to investments in traditional stocks and bonds (which could include any type of investment that is consistent with the investment strategy and not a traditional stock or bond). In general, the Fund defines an alternative strategy as one that is different from seeking returns from buying and holding traditional stocks and bonds. The Fund invests in securities of issuers without restriction as to market capitalization. The majority of the Fund’s investments are not listed on an exchange or traded in over-the-counter markets; consequently, the majority of the Fund’s investments are illiquid. The Fund’s investments may include investments in non-U.S. securities.

The Fund focuses a significant portion of its investments in the real estate sector, concentrating much of this sector investment in real estate investment trusts (“REITs”) and as such, under normal circumstances, it invests over 25% of its net assets in REITs. This policy is fundamental and may not be changed without shareholder approval.

The Fund may employ leverage, including borrowing from banks in an amount up to 33-1/3% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). Leverage is primarily used to increase the size of the Fund’s portfolio of securities.

For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.”

Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment policies are non-fundamental policies and may be changed by the Fund’s board of trustees (the “Board”) without prior approval of the holders of the Shares (the “Shareholders”).

The Adviser has delegated management of the Fund’s portfolio to the Sub-Adviser, meaning that the Sub-Adviser (i) manages the portfolio, (ii) makes all investment decisions for the Fund, and (iii) is responsible for all the Fund’s trading, portfolio constructions and investment operations. However, the Adviser is responsible for ongoing performance evaluation, monitoring, and due diligence with respect to the Sub-Adviser and ensuring that the Fund is managed in accordance with limitations under the 1940 Act and the Fund’s registration statement.

SUB-ADVISER’S STRATEGY

The Sub-Adviser pursues an investment strategy aimed to achieve the Fund’s overall investment objective by utilizing a selection of securities believed to have relatively low volatility and generally will not be highly correlated to each other or to the broad equity or fixed income markets. The Sub-Adviser typically selects private, fair valued securities primarily invested in real estate securities and AIFs as a significant percentage of the Fund’s overall asset allocation.

The Sub-Adviser manages the Fund based upon a model allocation consisting of individual public and private securities. The model is created by taking into account several factors, such as historical performance, portfolio liquidity, income and capital appreciation potential, volatility and correlation. In addition, the model must meet certain diversification tests in order to comply with the Internal Revenue Code and is regularly tested by the Sub-Adviser to ensure compliance with such requirements. Ongoing investments are generally invested according to the model. Depending on certain conditions, the Sub-Adviser may overweight or underweight new allocations. The Sub-Adviser will update the model allocation and rebalance as needed to reflect the Sub-Adviser’s outlook. The Sub-Adviser manages investments over a long-term time horizon while being mindful of the historical context of the markets. When the Sub-Adviser believes market conditions are unfavorable, it may temporarily invest a portion of Fund assets in ETFs linked to stock market volatility or inversely linked to a stock market index to reduce investment risk.

The Sub-Adviser employs a regimen of qualitative and quantitative criteria when selecting securities. Certain securities may occasionally be “blind pool” investments (investment vehicles which have no operating history and have not identified the assets that will be purchased by the company) and initially require significant reliance on qualitative factors while over time quantitative factors are utilized to monitor the investment strategy performance. The Sub-Adviser utilizes a proprietary quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy. Generally, securities are first selected with the highest expected income or total return expectations from a sector peer group of issuers with similar market capitalization credit quality and/or other risk-adjusted metrics. Secondarily, the potential for capital appreciation over time is considered. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful.

Real Estate Securities

Under normal circumstances, the Fund will invest more than 25% of its net assets in REITs. This policy is fundamental and may not be changed without shareholder approval. The real estate securities in which the Fund invests may be focused in various sectors of the commercial real estate market consisting of the office, retail, multifamily, hotel, healthcare and self-storage sectors.

Alternative Investment Funds

The managers of AIFs employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. AIFs selected by the Sub-Adviser include real estate property funds, private equity and other alternative private placements (which could include any type of investment that is consistent with the investment strategy and offered as a private placement as opposed to a public sale), BDCs, and private debt securities, each of which may pay performance-based fees to their managers. Securities of real estate property funds are typically privately placed and are not traded on an exchange. A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. Private and non-traded BDCs are illiquid and it may not be possible for the Fund to redeem its investments or to do so without paying a substantial penalty. Publicly-traded BDCs usually trade at a discount to their NAV because they typically invest in unlisted securities and often have limited access to capital markets. Additionally, the Fund may invest up to 15% of its net assets in securities of certain AIFs commonly known as “hedge funds,” which are typically privately placed with investors without registration with the SEC, employ leverage and hedging strategies and pay their managers performance fees on gains. In selecting AIFs, the Sub-Adviser assesses the likely risks and returns of the different alternative investment strategies utilized by the AIFs, and evaluates the potential correlation among the AIF investment strategies under consideration. The Sub-Adviser generally seeks to invest in AIFs whose expected risk-adjusted returns are determined to be attractive and likely to have low correlations among each other or with the broad equity and fixed-income markets.

Master Limited Partnerships

An MLP is a publicly traded or privately offered limited partnership or limited liability company. MLPs are typically engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products. An investment in MLP units differs from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest that exist between common unit holders and the general partner, including those arising from incentive distribution payments. The Sub-Adviser considers a variety of factors, including but not limited to, market capitalization, liquidity, growth, credit rating, source of qualifying income, business focus and structure when selecting MLPs.

Common and Preferred Stocks

The Sub-Adviser selects dividend-paying common and preferred stocks, as well as certain alternative strategies that it believes have the potential for strong future total returns. It also considers the sustainability and growth of a company’s dividend. The Sub-Adviser reviews company-specific factors consisting of dividend yield, historical dividend growth and return on capital. The Sub-Adviser may also engage in opportunistic trading strategies with securities that may not pay a dividend but have been identified as having potential short-term pricing inefficiencies.

Structured Notes

A structured note is a debt security making interest and/or principal payments determined by a formula tied to the movement of a single security, interest rate, stock index, commodity, currency or basket of such reference assets (each a “reference index”). For example, a structured note may use a reference index, such as the S&P 500, to determine the amount of the interest payment. The Sub-Adviser selects structured notes of any maturity issued by entities it believes to be creditworthy. The Sub-Adviser uses structured notes as a substitute for investing in the assets that make up the reference index.

Debt Securities

Debt securities are notes, bonds and asset-backed securities (“ABS”). ABS represent interests in pools of loans, leases or receivables originated by private lenders, some of which may be government approved, or affiliated lenders. Typically, an ABS security is issued by a special purpose vehicle (“SPV”), such as a business trust or limited liability company, whose value and income payments are derived from and collateralized (i.e. backed) by a specified pool of underlying assets. The Fund invests without limit in fixed rate or floating rate debt instruments of any maturity that the Sub-Adviser believes are creditworthy (interest and principal will be paid on schedule) or have acceptable recovery value in the event of default (through restructuring in or outside of bankruptcy) regardless of rating, if any, including lower-quality debt securities commonly known as “high yield” or “junk” bonds. The Sub-Adviser employs measurers consisting of debt-to-assets, debt service coverage ratio asset liquidation value and other metrics to assess credit quality. Junk bonds are generally rated lower than Baa3 by Moody’s Investors Service (“Moody’s”) or lower than BBB- by S&P Global Ratings (“S&P”). The Fund will not invest more than 25% of its net assets in junk bonds. However, the Fund does not invest in debt instruments that are in default. The Sub-Adviser selects debt securities based upon their expected yield and other measures when compared to a peer group with similar maturity and credit quality.

Underlying Funds

The Fund also invests in index-linked or actively managed ETFs, mutual funds and closed-end funds that each invest in real estate securities, AIFs, common and preferred stocks, structured notes or other types of debt securities when the Sub-Adviser believes Underlying Funds offer more efficient execution of the Fund’s strategy, such as when ample individual investments are not readily available.

LEVERAGE	The Fund may use leverage to pursue its investment objective, including by borrowing funds from banks or other financial institutions, investing in derivative instruments with leverage embedded in them (including short positions), and/or issuing debt securities. The Fund may borrow money or issue debt securities in an amount up to 33 1/3% of its total assets (50% of its net assets). The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment.

MANAGEMENT FEES

Under the Fund’s Investment Management Agreement (the “Investment Management Agreement”), Destra is entitled to a management fee, calculated and payable monthly in arrears, at the annual rate of 1.35% of the Fund’s average daily net assets during such period (the “Management Fee”).

The Fund’s Sub-Advisory Agreement (the “Sub-Advisory Agreement”) provides that Pinhook is entitled to receive an annual sub-advisory fee from Destra equal to 50% of the net revenue received by Destra after any fee waivers, subject to a maximum of 0.675% of the Fund’s average daily net assets.

Pinhook is paid by Destra out of the Management Fee Destra is paid by the Fund.

The Sub-Adviser previously served as the investment adviser to the Fund until November 30, 2018.

EXPENSE LIMITATION AGREEMENT	Destra and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which, until November 30, 2020, Destra has agreed to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including, for example, options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.95% of Class A shares’ net assets, 2.45% of Class T shares’ net assets, 2.70% of Class C shares’ net assets, and 1.70% of Class I shares’ net assets (the “Expense Limitation”). In consideration of Destra’s agreement to limit the Fund’s expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when Destra reimbursed, paid or absorbed the ordinary operating expenses that are the subject of the repayment, to be exceeded. Destra may not terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Expense Limitation Agreement upon 60 days’ written notice.

ADMINISTRATION	The Fund has retained Gemini Fund Services, LLC (“GFS”) to provide it with certain administrative services, including performing all actions related to the issuance and repurchase of Shares of the Fund. In consideration for these services, the Fund pays the Administrator $148,915 annually.

OPERATING EXPENSES	The Fund bears all expenses incurred in its operation, including amounts that the Fund reimburses to the Administrator under the Administration Agreement. See “Summary of Fees and Expenses” and “Fund Expenses.”

DISTRIBUTIONS

Subject to the discretion of the Board and applicable legal restrictions, distributions will be paid monthly on the Shares in amounts representing substantially all of the net investment income. The level of monthly distributions (including any return of capital) is not fixed, but is expected to represent an annual rate of approximately 6.00% of the Fund’s current NAV per Share. Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net capital gains, if any, earned each year. From time to time, to maintain a stable level of distributions, the Fund may also pay distributions from offering proceeds or borrowings. A distribution from offering proceeds is treated as a return of capital (shareholders’ original investment in the Fund) and generally will reduce a shareholder’s basis in his or her Shares, which may increase the capital gain or reduce the capital loss realized upon the sale of such Shares. Any amounts received in excess of a shareholder’s basis are generally treated as capital gain, assuming the Shares are held as capital assets.

Subject to the Board’s discretion and applicable legal restrictions, the Fund from time to time may also pay special interim distributions in the form of cash or Shares. At least annually, the Fund intends to authorize and declare special cash distributions of net long-term capital gains, if any.

Each Shareholder whose Shares are registered in its own name will automatically be a participant under the Fund’s dividend reinvestment program (the “DRP”) and have all income dividends and/or capital gains distributions automatically reinvested in the same class of Shares priced at the then-current NAV of the applicable class unless such Shareholder, at any time, specifically elects to receive income dividends and/or capital gains distributions in cash.

A Shareholder receiving Shares under the DRP instead of cash distributions may still owe taxes and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes due.

All correspondence or requests for additional information regarding the DRP, including inquiries and elections to receive income dividends and/or capital gains distributions in cash, should be directed to the Fund at Destra Multi-Alternative Fund, c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788. Shareholders who hold their Shares in the name of a broker or dealer participating in the offering should contact the broker or dealer to determine whether and how they may participate in, or opt out of, the DRP. See “Distributions.”

BOARD OF TRUSTEES	The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Fund or the Advisers (collectively, “Independent Trustees”). See “Management of the Fund.”

THE OFFERING

The Fund is offering on a continuous basis up to 18,666,666.66 Shares in multiple classes in this offering (the “Offering”). Shares are offered through the Fund’s distributor, Destra Capital Investments LLC (the “Distributor”), at a public offering price equal to the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares and Class T Shares, the applicable Sales Load. “Sales Load” includes selling commissions of up to 5.75% for Class A Shares and up to 3.00% for Class T Shares. Shares may be purchased on a daily basis on each day that the New York Stock Exchange (the “NYSE”) is open for business.

The Fund has been granted exemptive relief by the SEC permitting it to offer multiple classes of Shares. This offering currently includes the following classes: Class I Shares, Class A Shares, Class T Shares and Class C Shares. In the future, other classes of Shares may be registered and included in this Offering.

OFFERING EXPENSES	Under the Administration Agreement, the Fund, either directly or through reimbursement to Destra or its affiliates, is responsible for its offering costs. Offering costs primarily include legal, accounting, printing and other expenses relating to this Offering, including costs associated with technology integration between the Fund’s systems and those of its distribution partners, marketing expenses, salaries and direct expenses of Destra’s and Pinhook’s personnel, employees of their affiliates and others while engaged in registering and marketing the Shares, including the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Fund.

INVESTOR SUITABILITY	Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES	Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, IRAs, 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, none of the Fund nor Destra nor Pinhook will be a fiduciary under and within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan’s investment in the Fund. See “ERISA Considerations.”

SHAREHOLDER SERVICING FEES	Class A Shares, Class T Shares and Class C Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective Share class. Class I Shares are not subject to a shareholder servicing fee. See “Distribution of Shares.”

DISTRIBUTION FEES	The Class T and Class C shares pay to the Distributor a distribution fee (the “Distribution Fee”). The Distribution Fee accrues at annual rates equal to 0.50% for Class T Shares and 0.75 for Class C Shares of the Fund’s average net assets attributable to the respective share class and is be payable on a monthly basis. Class A and Class I shares are not subject to a Distribution Fee. See “Distribution of Shares.”

TRANSFER AGENT AND FUND ADMINISTRATOR	Gemini Fund Services, LLC serves as the transfer agent and administrator (the “Administrator”) of the Fund. See “Management of the Fund.”

CLOSED-END INTERVAL STRUCTURE	The Fund has been organized as a closed-end management investment company structured as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. In addition, unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange at this time, if ever, and the Fund does not expect any secondary market to develop for the Shares. Therefore, an investment in the Fund, unlike an investment in a mutual fund or a listed closed-end fund, is not a liquid investment. Instead, the Fund will provide limited liquidity to Shareholders by offering to repurchase a limited amount of the Fund’s Shares quarterly.

QUARTERLY REPURCHASE OF SHARES	The Fund has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% and no more than 25% of the Fund’s Shares outstanding. Typically, the Fund will seek to conduct quarterly repurchase offers for 5% of the Fund’s Shares outstanding. Repurchase offers in excess of 5% will be made solely at the discretion of the Board. There is no guarantee that Shareholders will be able to sell all of the Shares they desire to sell in a quarterly repurchase offer. See “Quarterly Repurchases of Shares.”

SHARE CLASSES

The Fund offers four different classes of Shares: Class I Shares, Class A Shares, Class T Shares and Class C Shares. The Fund began continuously offering its common shares on March 5, 2012. As of July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A Shares and created its Class L, Class C and Class I Shares. As of July 1, 2019, the Fund redesignated its issued and outstanding Class L Shares as Class T Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one Share class, the intermediary may help determine which Share class is appropriate for that investor. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. The Distributor also may enter into agreements with financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund (collectively, “Financial Intermediaries”) for the sale and servicing of Shares. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which Share class to purchase.

VALUATIONS	Destra determines the values of the Fund’s assets in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process, which was developed by the Board’s audit committee and approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to Destra. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. See “Determination of Net Asset Value.”

SUMMARY OF TAXATION	The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that are currently distributed to Shareholders. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund must, among other things, meet certain specified source-of-income and asset diversification requirements and distribute annually at least 90% of the sum of its “investment company taxable income” (which includes its net ordinary income and the excess, if any, of its net short-term capital gains over its net long-term capital losses) and its net tax-exempt interest income, if any. See “Distributions” and “Tax Aspects.”

FISCAL YEAR	For accounting purposes, the Fund’s fiscal year is the 12-month period ending on February 28.

REPORTS TO SHAREHOLDERS	After the end of each calendar year, the Fund will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for U.S. federal income tax purposes. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the fiscal period for which the report is being made, or as otherwise required by the 1940 Act.

RISK FACTORS

Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of its investment.

Below is a list of the principal risks of investing in the Fund. For a more complete discussion of the risks of investment in the Fund, see “Types of Investments and Related Risks.”

●	Alternative Investment Funds (AIFs) Risk. AIFs are subject to management and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in AIFs and also may be higher than other funds that invest directly in stocks and bonds. Each AIF is subject to specific risks, depending on the nature of its investment strategy. The Fund may invest in private investment funds and/or hedge funds, which may pursue alternative investment strategies. Hedge funds often engage in speculative investment practices such as leverage, short-selling, arbitrage, hedging, derivatives, and other strategies that may increase investment loss. Private funds and hedge funds can be highly illiquid, and often charge high fees that can erode performance.
●	BDC Risk. BDCs have little or no operating history and may carry risks similar to those of a private equity or venture capital fund. To the extent a BDC focuses its investments in a specific sector, the BDC will be susceptible to adverse conditions and economic or regulatory occurrences affecting the specific sector or industry group, which tends to increase volatility and result in higher risk. Private and public non-traded BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Publicly-traded BDCs usually trade at a discount to their NAV because they generally invest in unlisted securities and typically have limited access to capital markets. A significant portion of a BDC’s investments are recorded at fair value as determined by its board of directors which may create uncertainty as to the value of the BDC’s investments.

●	Credit Risk. Credit risk is the risk that an issuer of a security may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer’s ability or willingness to make such payments. Credit risk may be heightened for the Fund because it will invest in below investment grade securities.
●	Distribution Risk. The Fund’s distribution policy is expected to result in distributions that equal a fixed percentage of the Fund’s NAV per share. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their Shares and potentially increase the taxable gain, if any, upon disposition of their Shares.
●	Equity Risk. To the extent the Fund invests in common stocks, preferred stocks, convertible securities, rights and warrants, it will be exposed to equity risk. Equity markets may experience volatility and the value of equity securities may move in opposite directions from each other and from other equity markets generally. Preferred stocks often behave more like fixed income securities. If interest rates rise, the value of preferred stocks having a fixed dividend rate tends to fall. The value of convertible securities fluctuates with the value of the underlying stock or the issuer’s credit rating. Rights and warrants do not necessarily move in parallel with the price of the underlying stock and the market for rights and warrants may be limited.
●	Interest Rate Risk. If interest rates increase, the value of the Fund’s investments generally will decline. Securities with longer maturities tend to produce higher yields, but are more sensitive to changes in interest rates and are subject to greater fluctuations in value. The risks associated with increasing interest rates are heightened given that interest rates are near historic lows, but are expected to increase in the future with unpredictable effects on the markets and the Fund’s investments.
●	Below Investment Grade Rating Risk. Debt instruments that are rated below investment grade are often referred to as “high yield” securities or “junk bonds.” Junk bonds and similar instruments often are considered to be speculative with respect to the capacity of the borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. These instruments may be particularly susceptible to economic downturns.
●	Leverage Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.
●	Liquidity Risk. The Fund may invest in securities that, at the time of investment are illiquid. The Fund may also invest in restricted securities. Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities.

●	Management Risk. The Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes or securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
●	Investment and Market Risk. An investment in the Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Shares represents an indirect investment in the portfolio of securities and investments owned by the Fund, and the value of these securities may fluctuate, sometimes rapidly and unpredictably.
●	MLP Risk. Investments in MLPs involve risks different from those of investing in common stock including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s limited call right. MLPs, typically, do not pay U.S. federal income tax at the partnership level. Instead, each partner is allocated a share of the partnership’s income, gains, losses, deductions and expenses. A change in current tax law or in the underlying business mix of a given MLP could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. MLPs are generally considered interest-rate sensitive investments.
●	Medium and Small Company Risk. The earnings and prospects of medium and small companies are more volatile than those of larger companies. Medium and small companies also may experience higher failure rates than large companies. In addition, the securities of medium and small companies may trade less frequently and in smaller volumes than the securities of large companies, which may disproportionately affect their market price, tending to make them less liquid and fall more in response to selling pressure than is the case with large companies. Finally, medium and small companies may have limited markets, product lines or financial resources and may lack management experience.
●	Real Estate Industry Trust (REIT) Concentration Risk. The Fund concentrates its investments in REITs and its portfolio may be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. Equity REITs may be affected by changes in the value and vacancy rate of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, are not diversified, and are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs also are subject to the possibilities of failing to qualify for tax free pass-through of income under the Code and failing to maintain their exemption from registration under the 1940 Act. Investment in REITs involves risks similar to those associated with investing in small capitalization companies, and REITs (especially mortgage REITs) are subject to interest rate risks. When interest rates decline, the value of a REIT’s investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT’s investment in fixed rate obligations can be expected to decline. Mortgage REITs are also subject to prepayment risk. Because REITs incur expenses like management fees, investments in REITs also add an additional layer of expenses.

●	Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically are funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.
●	Structured Note Risk. The value of a structured note will be influenced by time to maturity, level of supply and demand for the type of note; interest rates, commodity, currency or relevant index market volatility; changes in the issuer’s credit quality rating; and economic, legal, political or geographic events that affect the reference index. In addition, there may be a lag between a change in the value of the reference index and the value of the structured note. The Fund may also be exposed to increased transaction costs when it seeks to sell such notes in the secondary market. In the event that the issuer of the structured note defaults, it is possible that the Fund could lose its entire investment.
●	Underlying Funds Risk. The Fund will incur higher and duplicative expenses, including advisory fees, when it invests in ETFs, mutual funds, closed-end funds and AIFs. There is also the risk that the Fund may suffer losses due to the investment practices of the Underlying Funds (such as the use of derivatives). The Underlying Funds in which the Fund invests that attempt to track an index may not be able to replicate exactly the performance of the indices they track, due to transactions costs and other expenses of the Underlying Funds. The shares of closed-end funds frequently trade at a discount to their net asset value. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease, and it is possible that the discount may increase.
●	Valuation Risk. Illiquid securities must be valued by the Fund using fair value procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Additional risks relating to the Fund include risks resulting from:

●	Closed-End Interval Fund Structure; Liquidity Risks. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares.
●	Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.
●	Risks Relating to the Fund’s RIC Status. If the Fund fails to qualify for taxation as a RIC for any reason, it would be subject to regular corporate-level U.S. federal income taxes on all of its taxable income and gains, and the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and prospective investors should invest in the Fund only if they can sustain a complete loss of their investments.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly.

Shareholder Fees	Class I	Class A	Class T	Class C
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	None	5.75%	3.00%	None
Annual Fund Expenses(1) (as a percentage of average net assets attributable to Shares)
Management Fee	1.35%	1.35%	1.35%	1.35%
Interest Payments on Borrowed Funds(2)	0.48%	0.42%	0.42%	0.42%
Other Expenses
Shareholder Servicing Fee(3)	None	0.25%	0.25%	0.25%
Distribution Fee(3)	None	None	0.50%	0.75%
Remaining Other Expenses	0.54%	0.54%	0.54%	0.54%
Acquired Fund Fees and Expenses(4)	1.20%	1.20%	1.20%	1.20%
Total Annual Fund Operating Expenses	3.57%	3.76%	4.26%	4.51%
Fee Waiver and/or Expense Reimbursement(5)	(0.19)%	(0.19)%	(0.19)%	(0.19)%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)(5)	3.38%	3.57%	4.07%	4.32%

(1)	The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because this fee table reflects the Fund’s current Management Fee and only the direct operating expenses incurred by the Fund and not Acquired Fund Fees and Expenses.

(2)	Interest Payments on Borrowed Funds are based on estimated amounts for the current fiscal year.

(3)	Class A Shares, Class T Shares and Class C Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. Class T Shares and Class C Shares will pay the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.50% for Class T Shares and 0.75% for Class C Shares of the average daily net assets attributable to the respective share class and will be payable on a monthly basis. See “Distribution of Shares.”

(4)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, but does not include REITs and certain private investment funds.

(5)	Destra has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least November 30, 2020, to ensure that total annual Fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.95% for Class A Shares, 2.45% for Class T Shares, 2.70% for Class C Shares and 1.70% for Class I shares of each class’s net assets, respectively (the “Expense Limitation”). In consideration of Destra’s agreement to limit the Fund’s expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when Destra reimbursed, paid or absorbed the ordinary operating expenses that are the subject of the repayment, to be exceeded. Destra may not terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Expense Limitation Agreement upon 60 days’ written notice.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. More information about sales load discounts that may apply to purchases of Class A Shares and Class T Shares is available from your financial professional. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 63 of this prospectus.

Examples:

The following examples demonstrate the projected dollar amount of total expenses that would be incurred over various periods with respect to a $1,000 investment assuming the Fund’s direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and Shares earn a 5.0% annual return (the example assumes the Fund’s current Expense Limitation will remain in effect until November 30, 2020):

Share Class	1 Year	3 Years	5 Years	10 Years
Class I	$34	$108	$183	$382
Class A	$91	$164	$239	$434
Class T	$70	$154	$239	$458
Class C	$43	$135	$227	$461

The Examples above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. For example, although the table above assumes the Fund’s current Expense Limitation will remain in effect until November 30, 2020, the Fund currently expects to maintain an Expense Limitation for the life of the Fund. While the Examples assume a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. In addition, the Examples assume reinvestment of all distributions pursuant to the Dividend Reinvestment Plan (“DRP”). If Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by Gemini Fund Services, LLC (the “Administrator”). If a Shareholder requests an expedited payment by wire transfer, the applicable outgoing wire transfer fee may be deducted from the Shareholder’s repurchase proceeds. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses,” “Management Fee” and “Purchases of Shares.”

FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand the Fund’s financial performance. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, found in the Fund’s Annual Report for the period ended February 28, 2019, which has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, whose report, along with along with the Fund’s financial statements and notes thereto, appears in the Fund’s Annual Report dated February 28, 2019. The information for the periods ended February 28, 2017, February 29, 2016 and February 28, 2015 was audited by the former independent registered public accounting firm. The information in the tables below should be read in conjunction with each of those financial statements and the notes thereto. To request the Fund’s Annual Report or Semi-Annual Report, please call the Fund toll-free at 1-855-601-3841.

Destra Multi-Alternative Fund - Class I
FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of beneficial interest outstanding throughout each period presented.

	For the Year	For the Year	For the Year		For the Year		For the Period
	Ended	Ended	Ended		Ended		Ended
	February 28, 2019	February 28, 2018	February 28, 2017		February 29, 2016		February 28, 2015 *
Net Asset Value, Beginning of Period	$14.64	$15.86	$15.24		$16.75		$17.02
From Operations:
Net investment income (a)	0.18	0.25	0.42		0.48		0.30
Net gain (loss) on investments (both realized and unrealized)	(0.15)	(0.54)	1.15		(1.03)		0.09
Total from Operations	0.03	(0.29)	1.57		(0.55)		0.39

Less Distributions:
From net investment income	(0.05)	(0.23)	(0.30)		(0.40)		(0.06)
From net realized gains on investments	—	—	—		—		(0.37)
From return of capital	(0.81)	(0.70)	(0.65)		(0.56)		(0.23)
Total Distributions	(0.86)	(0.93)	(0.95)		(0.96)		(0.66)

Net Asset Value, End of Period	$13.81	$14.64	$15.86		$15.24		$16.75

Total Return (b)	0.17%	(2.39)%	10.52	% (g)	(3.37	)% (g)	2.37	% (d)

Ratios/Supplemental Data
Net assets, end of period (in 000’s)	$18,879	$5,395	$3,820		$7,806		$1,185
Ratio to average net assets:
Expenses, Gross (c)(e)	2.37%	1.79%	1.39%		1.33%		1.30%
Expenses, Net of Reimbursement/Recapture (c)(e)	2.18%	1.57%	1.39%		1.33%		1.30%
Net investment income (c)(f)	1.25%	1.64%	2.67%		3.09%		2.80%

Ratio to average net assets (excluding interest expense)
Expenses, Gross (c)(e)	1.89%	1.76%	1.29%		1.24%		1.30%
Expenses, Net of Reimbursement/Recapture (c)(e)	1.70%	1.55%	1.29%		1.24%		1.30%
Portfolio turnover rate	19%	27%	13%		21%		49	% (d)

*	Class I commenced operations on July 2, 2014.

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.

(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any. Total returns for periods less than one year are not annualized.

(c)	Annualized for periods less than one year.

(d)	Not annualized.

(e)	Does not include the expenses of the investment companies in which the Fund invests.

(f)	The recognition of investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.

(g)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

See accompanying notes to financial statements.

Destra Multi-Alternative Fund - Class A
FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of beneficial interest outstanding throughout each year presented.

	For the Year	For the Year	For the Year		For the Year		For the Year
	Ended	Ended	Ended		Ended		Ended
	February 28, 2019	February 28, 2018	February 28, 2017		February 29, 2016		February 28, 2015
Net Asset Value, Beginning of Year	$14.45	$15.67	$15.20		$16.74		$16.51
From Operations:
Net investment income (a)	0.32	0.22	0.35		0.46		0.41
Net gain (loss) on investments (both realized and unrealized)	(0.32)	(0.52)	1.06		(1.04)		0.80
Total from Operations	—	(0.30)	1.41		(0.58)		1.21

Less Distributions:
From net investment income	(0.05)	(0.23)	(0.29)		(0.40)		(0.40)
From net realized gains on investments	—	—	—		—		(0.37)
From paid in capital	(0.80)	(0.69)	(0.65)		(0.56)		(0.21)
Total Distributions	(0.85)	(0.92)	(0.94)		(0.96)		(0.98)

Net Asset Value, End of Year	$13.60	$14.45	$15.67		$15.20		$16.74

Total Return (b)	(0.05)%	(2.56)%	9.48	% (h)	(3.57	)% (h)	7.46%

Ratios/Supplemental Data
Net assets, end of year (in 000’s)	$113,921	$150,428	$168,232		$157,986		$178,502
Ratio to average net assets:
Expenses, Gross (c)(f)	2.56%	1.99%	1.66%		1.58%		1.55%
Expenses, Net of Reimbursement/Recapture (c)(f)	2.37%	1.80%	1.66%		1.58%		1.61	% (e)
Net investment income, Net of Reimbursement/Recapture (c)(g)	2.25%	1.42%	2.25%		2.87%		2.43%

Ratio to average net assets (excluding interest expense):
Expenses, Gross (c)(f)	2.14%	1.96%	1.57%		1.49%		1.55%
Expenses, Net of Reimbursement/Recapture (c)(f)	1.95%	1.77%	1.57%		1.49%		1.61	% (e)
Portfolio turnover rate	19%	27%	13%		21%		49%

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.

(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any and exclude the effects of sales loads. Total returns for periods less than one year are not annualized.

(c)	Annualized for periods less than one year.

(d)	Not annualized.

(e)	Such ratio includes the Advisor’s recapture of waived/reimbursed fees from prior periods.

(f)	Does not include the expenses of the investment companies in which the Fund invests.

(g)	The recognition of investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.

(h)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

See accompanying notes to financial statements.

Destra Multi-Alternative Fund - Class L (Redesignated as Class T Shares as of July 1, 2019)
FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of beneficial interest outstanding throughout each period presented.

	For the Year	For the Year	For the Year		For the Year		For the Period
	Ended	Ended	Ended		Ended		Ended
	February 28, 2019	February 28, 2018	February 28, 2017		February 29, 2016		February 28, 2015 *
Net Asset Value, Beginning of Period	$14.21	$15.51	$15.11		$16.72		$17.02
From Operations:
Net investment income (a)	0.25	0.14	0.27		0.37		0.20
Net gain (loss) on investments (both realized and unrealized)	(0.31)	(0.53)	1.06		(1.03)		0.17
Total from Operations	(0.06)	(0.39)	1.33		(0.66)		0.37

Less Distributions:
From net investment income	(0.05)	(0.23)	(0.28)		(0.39)		(0.13)
From net realized gains on investments	—	—	—		—		(0.35)
From return of capital	(0.78)	(0.68)	(0.65)		(0.56)		(0.19)
Total Distributions	(0.83)	(0.91)	(0.93)		(0.95)		(0.67)

Net Asset Value, End of Period	$13.32	$14.21	$15.51		$15.11		$16.72

Total Return (b)	(0.46)%	(3.13)%	9.01	% (g)	(4.03	)% (g)	2.25	% (d)

Ratios/Supplemental Data
Net assets, end of period (in 000’s)	$4,845	$6,570	$9,192		$9,143		$8,356
Ratio to average net assets:
Expenses, Gross (c)(e)	3.06%	2.46%	2.16%		2.08%		2.05%
Expenses, Net of Reimbursement/Recapture (c)(e)	2.87%	2.28%	2.16%		2.08%		2.05%
Net investment income (c)(f)	1.78%	0.90%	1.77%		2.37%		2.00%

Ratio to average net assets (excluding interest expense)
Expenses, Gross (c)(e)	2.64%	2.43%	2.07%		1.99%		2.05%
Expenses, Net of Reimbursement/Recapture (c)(e)	2.45%	2.26%	2.07%		1.99%		2.05%
Portfolio turnover rate	19%	27%	13%		21%		49	% (d)

*	Class L commenced operations on July 2, 2014.

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.

(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any and exclude the effects of sales loads. Total returns for periods less than one year are not annualized.

(c)	Annualized for periods less than one year.

(d)	Not annualized.

(e)	Does not include the expenses of the investment companies in which the Fund invests.

(f)	The recognition of investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.

(g)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

See accompanying notes to financial statements.

Destra Multi-Alternative Fund - Class C
FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of beneficial interest outstanding throughout each period presented.

	For the Year	For the Year	For the Year		For the Year		For the Period
	Ended	Ended	Ended		Ended		Ended
	February 28, 2019	February 28, 2018	February 28, 2017		February 29, 2016		February 28, 2015 *
Net Asset Value, Beginning of Period	$14.11	$15.42	$15.06		$16.71		$17.02
From Operations:
Net investment income (a)	0.22	0.10	0.23		0.33		0.18
Net gain (loss) on investments (both realized and unrealized)	(0.33)	(0.51)	1.06		(1.03)		0.16
Total from Operations	(0.11)	(0.41)	1.29		(0.70)		0.34

Less Distributions:
From net investment income	(0.05)	(0.22)	(0.28)		(0.39)		(0.12)
From net realized gains on investments	—	—	—		—		(0.35)
From return of capital	(0.77)	(0.68)	(0.65)		(0.56)		(0.18)
Total Distributions	(0.82)	(0.90)	(0.93)		(0.95)		(0.65)

Net Asset Value, End of Period	$13.18	$14.11	$15.42		$15.06		$16.71

Total Return (b)	(0.80)%	(3.32)%	8.73	% (g)	(4.28	)% (g)	2.04	% (d)

Ratios/Supplemental Data
Net assets, end of period (in 000’s)	$16,451	$24,575	$24,585		$19,046		$10,926
Ratio to average net assets:
Expenses, Gross (c)(e)	3.31%	2.75%	2.40%		2.33%		2.30%
Expenses, Net of Reimbursement/Recapture (c)(e)	3.12%	2.55%	2.40%		2.33%		2.30%
Net investment income (c)(f)	1.58%	0.68%	1.48%		2.12%		1.76%

Ratio to average net assets (excluding interest expense)
Expenses, Gross (c)(e)	2.89%	2.72%	2.33%		2.24%		2.30%
Expenses, Net of Reimbursement/Recapture (c)(e)	2.70%	2.53%	2.33%		2.24%		2.30%
Portfolio turnover rate	19%	27%	13%		21%		49	% (d)

*	Class C commenced operations on July 2, 2014.

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.

(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any. Total returns for periods less than one year are not annualized.

(c)	Annualized for periods less than one year.

(d)	Not annualized.

(e)	Does not include the expenses of the investment companies in which the Fund invests.

(f)	The recognition of investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.

(g)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

See accompanying notes to financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or the Fund’s future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

●	the Fund’s future operating results;

●	the Fund’s business prospects and the prospects of the companies in which the Fund may invest;

●	the impact of the investments that the Fund expects to make;

●	the ability of the Fund’s portfolio companies to achieve their objectives;

●	the Fund’s current and expected financing arrangements and investments;

●	changes in the general interest rate environment;

●	the adequacy of the Fund’s cash resources, financing sources and working capital;

●	the timing and amount of cash flows, distributions and dividends, if any, from the Fund’s portfolio companies;

●	the Fund’s contractual arrangements and relationships with third parties;

●	actual and potential conflicts of interest with other accounts managed by Destra and Pinhook, LLC (f/k/a LCM Investment Management, LLC) (“Pinhook” or the “Sub-Adviser”) (Destra and Pinhook are referred to herein as the “Advisers”) or any of their affiliates;

●	the dependence of the Fund’s future success on the general economy and its effects on the industries in which the Fund may invest;

●	the Fund’s use of financial leverage, if any;

●	the ability of the Advisers to locate suitable investments for the Fund and to monitor and administer the Fund’s investments;

●	the ability of the Advisers or their affiliates to attract and retain highly talented professionals;

●	the Fund’s ability to maintain its qualification as a RIC;

●	the impact on the Fund’s business of The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the rules and regulations thereunder;

●	the effect of changes to tax legislation and the Fund’s tax position; and

●	the tax status of the enterprises in which the Fund may invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. The Fund’s actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Types of Investments and Related Risks” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

●	changes in the economy, including material changes in interest rates or credit spreads;

●	risks associated with possible disruption in the Fund’s operations or the economy generally due to terrorism or natural disasters; and

●	future changes in laws or regulations and conditions in the Fund’s operating areas.

The Fund has based the forward-looking statements included in this prospectus on information available to the Fund on the date of this prospectus. Except as required by the federal securities laws, the Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Prospective investors are advised to consult any additional disclosures that the Fund may make directly to such prospective investors or through reports that the Fund may file in the future with the SEC. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund and registered under the 1940 Act. The Fund was organized as a Delaware statutory trust on June 3, 2011 and commenced operations on March 16, 2012. The Fund’s principal office is located at c/o Destra Capital Advisors LLC, 444 West Lake Street, Suite 1700, Chicago, IL 60606, and its telephone number is 1-855-601-3841.

Destra is the investment adviser to the Fund. Destra oversees the management of the Fund’s activities and is responsible for developing investment guidelines with Pinhook and overseeing investment decisions for the Fund’s portfolio. See “The Adviser.” Destra has engaged Pinhook to act as the Fund’s investment sub-adviser and make investment decisions for the Fund’s portfolio, subject to the oversight of Destra. Pinhook identifies investment opportunities and executes on its trading strategies subject to guidelines agreed to by Destra and Pinhook. See “The Sub-Adviser.” Responsibility for monitoring and overseeing the Fund’s management and operation is vested in the individuals who serve on the Board. See “Management of the Fund.”

THE ADVISER

Destra Capital Advisors LLC, an investment adviser registered with the SEC under the Advisers Act, serves as the Fund’s investment adviser. Destra has responsibility for the overall management of the Fund. It is also responsible for managing the Fund’s business affairs and providing day-to-day administrative services to the Fund. The principal office of Destra is located at 444 West Lake Street, Suite 1700, Chicago, Illinois 60606. As of May 31, 2019 Destra had approximately $481 million in assets under management.

Destra is a wholly-owned subsidiary of Destra Capital Management LLC, a sponsor of investment funds. Destra Capital Management LLC is controlled by Continuum Funds Holdings, LLC. Continuum is an affiliate of Continuum Capital Managers LLC, a multi-boutique asset manager that makes equity investments in investment advisers.

Please see “Management of the Fund” for information on the Key Personnel of Destra.

THE SUB-ADVISER

Destra has engaged Pinhook Capital, LLC (formerly LCM Investment Management, LLC) to act as the Fund’s investment sub-adviser and make investment decisions for the Fund’s portfolio subject to the oversight of Destra. Pinhook was established in June 2011 for the purpose of providing investment management services to institutional investors such as the Fund. Pinhook is located at 13520 Evening Creek Drive N., Suite 300, San Diego, CA 92128. As of May 31, 2019, Pinhook had approximately $478 million in assets under management. Pinhook uses both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with the Fund’s strategy. An optimized asset allocation model is used to quantify targeted exposure ranges for various alternative sectors. Pinhook manages investments over a long-term time horizon, while being mindful of the historical context of the markets. Pinhook employs a regimen of quantitative and qualitative criteria to arrive at a universe of investments which it considers to be “best-of-breed.”

Pinhook is paid by Destra out of the advisory fee Destra is paid by the Fund.

Please see “Management of the Fund” for information on the Key Personnel of Pinhook.

USE OF PROCEEDS

The net proceeds of this Fund’s continuous offering of Shares, after payment of any sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds.

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES

Investment Objective

The Fund’s investment objective is to seek returns from capital appreciation and income with an emphasis on income generation. There can be no assurance that the Fund will be able to achieve its investment objective.

Investment Opportunities and Strategies

General Investment Strategy. The Fund pursues its investment objective by investing primarily in income-producing securities, including: (1) public and private real estate securities (including securities issued by real estate funds), (2) AIFs, which include BDCs, funds commonly known as “hedge funds” and other private investment funds, which may also include funds that primarily hold real estate investments, (3) master limited partnerships, (4) common and preferred stocks, and (5) structured notes, notes, bonds and asset-backed securities. The Fund defines AIFs as BDCs, real estate property funds, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to investments in traditional stocks and bonds (which could include any type of investment that is consistent with the investment strategy and not a traditional stock or bond). The Fund invests in securities of issuers without restriction as to market capitalization. The majority of the Fund’s investments are not traded on an exchange or in over-the-counter markets; consequently, the majority of the Fund’s investments are illiquid. The Fund’s investments may include investments in non-U.S. securities

The Fund provides investors with access to an actively managed portfolio of liquid and illiquid alternative investments, many of which are unavailable to the typical individual investor due to high minimum investment and accredited/qualified investor requirements. The Sub-Adviser employs a similar multi-asset approach to the Endowment Model while actively managing individual holdings and generating significant non-correlated income. The Endowment Model is a form of the strategic asset allocation model of portfolio construction that involves diversifying investments across strategies, asset classes and investment horizons, as opposed to the standard long-only stock and bond model. To that end, the Fund seeks to:

●	Deliver current income to investors with low correlation to traditional equity and fixed-income investments by pursuing securities in asset classes considered non-traditional in nature;

●	Seek illiquidity premiums, as the Fund has no finite life and therefore can pursue less liquid strategies as part of an overall portfolio, subject to near-term investor liquidity needs;

●	Proactively manage security selection and asset class exposures through cutting-edge research capability, rigorous due diligence efforts, and a consistently applied investment process; and

●	Provide institutional access on favorable terms; as the Sub-Adviser has added to the depth of the portfolio management team, the Fund has benefited from enhanced security selection capabilities and industry relationships in sourcing institutional-quality investments.

The Fund focuses a significant portion of its investments in the real estate sector, concentrating much of this sector investment in REITs and as such, under normal circumstances, it invests over 25% of its net assets in REITs (including securities issued by real estate funds). This policy is fundamental and may not be changed without shareholder approval. Real estate funds are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The Statement of Additional Information contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental investment policies of the Fund under the heading “INVESTMENT RESTRICTIONS.”

Pinhook uses both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with the Fund’s strategy. An optimized asset allocation model is used to quantify targeted exposure ranges for various alternative sectors. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Sub-Adviser utilizes a clearly defined philosophy which provides a disciplined investment strategy. When determining an asset allocation, the Sub-Adviser typically reviews at least the last ten years (if available) of market data history, which the Sub-Adviser regards as the most relevant for market forecasting purposes. The Sub-Adviser may strategically rebalance its asset allocation according to the current market conditions, but will remain true to its fundamental analysis with respect to real estate asset class and sector risk over time. The Sub-Adviser manages investments over a long-term time horizon, while being mindful of the historical context of the markets. The Sub-Adviser employs a regimen of quantitative and qualitative criteria to arrive at a universe of investments which it considers to be “best-of-breed.” The Sub-Adviser primarily selects securities with the highest expected income from a sector peer group of issuers with similar market capitalization, credit quality and/or risk-adjusted metrics. Secondarily, the Sub-Adviser considers securities’ potential for capital appreciation. When constructing the Fund’s portfolio, the Sub-Adviser selects securities from sectors that it believes have relatively low volatility and will not be highly correlated to each other or to the equity or fixed income markets, generally. The Sub-Adviser considers low to moderate correlation or volatility strategies to be those which are expected to have 75% or less of the volatility of, or correlation to, the relevant market or index.

Unless otherwise stated herein or in the SAI, the Fund’s investment policies are non-fundamental policies and may be changed by the Fund’s Board of Trustees without prior approval of the Fund’s shareholders.

Portfolio Composition

Real Estate Securities

There are three main vehicles used to execute the Fund’s real estate-related investments:

●	Private and/or Non-Listed Real Estate Securities: This investment vehicle will be used to generate current income, and/or capital appreciation that is generally less volatile than other types of real estate securities. Investment criteria will include evaluating the strength of the sponsor and management. From an operations perspective, the Sub-Adviser will focus on the attractiveness of the specific property type; stability of income; distribution yield and distribution coverage from operations. From a financing perspective, the Sub-Adviser will focus on availability of debt and equity financing and target leverage levels. Finally, the Sub-Adviser will focus on a value-add liquidity event following the close of the offering.

●	Listed (Traded) Real Estate Securities Equities: Investment criteria on a macro level will include: relative attractiveness to the broader stock market, the impact of the debt capital markets on real estate securities, the supply and demand for commercial real estate overall, and the supply and demand for specific property types. On a micro level, the Sub-Adviser will focus on: the attractiveness of a specific property type, quality and historic success of management, relative value price-to-earnings, price-to-cash flow or funds-from-operations within a sector, whether the security is trading at a premium or discount to its NAV, and both internal (e.g. same store growth) and external (e.g. acquisitions and development) growth prospects to drive total earnings growth.

●	Real Estate Debt: In this investment vehicle, the Sub-Adviser will look at both current income opportunities and the ability to acquire debt or preferred stock (which the Fund defines to be a form of debt with respect to real estate) at a discount to face value. This vehicle could include, but is not limited to, secured property level debt, unsecured notes, unsecured notes and preferred equity convertible into common equity and preferred equity. Preferred equity historically trades at a higher yield and has a lower risk profile than its common equity, but also has lower capital gain potential unless it trades at a discount to par. This portion of the Sub-Adviser’s debt strategy will focus on quality of management, sustainability of the business model, coverage of the common dividend and liquidity of the instrument.

Alternative Investment Funds

AIFs selected by the Sub-Adviser include BDCs, funds that invest in private debt securities, hedge funds and other issuers of private placement securities each of which may pay performance-based fees to their managers. A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. Private or non-traded BDCs are illiquid and it may not be possible for the Fund to redeem shares or to do so without paying a substantial penalty. Publicly-traded BDCs usually trade at a discount to their NAV because they invest in unlisted securities and have limited access to capital markets. Additionally, the Fund may invest up to 15% of its net assets in securities of issuers commonly known as “hedge funds,” which are typically privately placed with investors without registration with the SEC, employ leverage and hedging strategies as well as pay their managers performance fees on gains. These performance fees may create an incentive for the manager of a hedge fund to enter into investments that are riskier or more speculative than would otherwise be the case. The Sub-Adviser generally seeks to invest in AIFs whose expected risk-adjusted returns are determined to be attractive and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Sub-Adviser uses both a quantitative screening process and a qualitative selection process when selecting AIF securities for investment by the Fund in conjunction with its AIF strategy. To analyze AIFs, the Sub-Adviser relies on both proprietary research and research provided by third parties. The Sub-Adviser reviews each AIF’s management team, operations staff, past performance, philosophy, current holdings and investment process. Specific market opportunities, competitive advantages, relative strengths and weaknesses, and other important factors are also analyzed. Once an investment is made, the new AIF is re-evaluated and tracked on a monthly or quarterly basis. An AIF may be liquidated based on manager drift in style, underperformance, change in management team, deviation from risk management discipline and change in the AIF’s investment opportunity set or strategy, or any other factor that the Sub-Adviser feels will impact future performance. Depending on the terms of the Fund’s investment in an AIF, the Sub-Adviser may or may not be able to liquidate a certain AIF when it desires to do so. When using Underlying Funds to execute the Fund’s AIF strategy, the Sub-Adviser will consider each Underlying Fund’s expenses and quality of management in addition to analyzing the AIF securities held by the Underlying Fund.

Master Limited Partnerships

An MLP is a publicly traded or privately offered limited partnership or limited liability company. MLPs are typically engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products. An investment in MLP units differ from an investment in the securities of a corporation. An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such an MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, as compared to an MLP that is not taxed as a corporation, likely causing a reduction in the value of Fund shares. In constructing the model, the Sub-Adviser considers a variety of factors, including but not limited to, market capitalization, liquidity, growth, credit rating, source of qualifying income, business focus, and structure of the MLPs. The Sub-Adviser may also further evaluate MLP investments on potential tax liabilities, trading costs, cash requirements and other factors, including the relative valuation of related MLP or other competing investments.

Common and Preferred Stocks

Stocks are selected by the Sub-Adviser using a proprietary stock selection model that ranks all dividend-payers using specific fundamental characteristics that the Sub-Adviser believes are predictive of strong future total returns, dividend sustainability and dividend growth. These characteristics include the ability-to-pay ratio, dividend payout ratio, dividend yield, historical sales and dividend growth, cash flow conversion ratio, earnings momentum and return on capital. In addition, the Sub-Adviser eliminates stocks that violate specific ability-to-pay, payout ratio, and dividend yield thresholds that vary by sector. The Sub-Adviser may also engage in opportunistic trading strategies with securities that may not pay a dividend but have been identified as having potential short-term pricing inefficiencies.

Structured Notes

Structured notes are selected by the Sub-Adviser to generate interest income and as an economic substitute for the reference index, currency or commodity to which the structured note payments are linked. The Sub-Adviser also may use structured notes to meet specific investment or risk management goals that cannot be met from the standardized financial instruments available in the markets. Structured products can be used as an alternative to a direct investment, as part of the asset allocation process to reduce risk exposure of the Fund’s portfolio or to capitalize on a current market trend. The Sub-Adviser selects structured notes of any maturity issued by an entity that the Sub-Adviser considers creditworthy.

Debt Securities

Other debt securities are selected by the Sub-Adviser to generate interest income and diversify the Fund’s portfolio returns against equity market risks. The Fund invests without limit in fixed rate or floating rate debt instruments of any maturity that the Sub-Adviser believes are creditworthy or have acceptable recovery value in the event of default (through restructuring in or outside of bankruptcy) regardless of rating, including lower-quality debt securities commonly known as “high yield” or “junk” bonds. The Sub-Adviser employs measurers consisting of debt-to-assets, debt service coverage ratio and asset liquidation values and other metrics to assess credit quality. The Sub-Adviser selects ABS when it believes these securities offer higher yield or better prospects for capital preservation or appreciation than competing investments in traditional debt instruments.

Underlying Funds

The Sub-Adviser will invest in Underlying Funds when it wishes the Fund to have representation in a certain sector or security type, but cannot find sufficient or suitable individual securities that meet its investment criteria. The Sub-Adviser ranks Underlying Funds on relative expenses, past performance and strategy fit for the Fund. In general, the Sub-Adviser selects Underlying Funds that it believes offer more efficient execution of the Fund’s strategy, such as when ample individual investments are not readily available or the available investments do not meet the selection criteria of the Sub-Adviser, the Sub-Adviser may seek to invest in an Underlying Fund in order to gain indirect exposure to a particular sector or class of securities.

Other Information Regarding the Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Sub-Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Sub-Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Sub-Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Sub-Adviser and the Fund’s portfolio managers are subjective.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100% for the current fiscal year but may vary greatly from year to year and will not be a limiting factor when the Sub-Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Sub-Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “TAX ASPECTS – The Fund’s Investments.”

Other Characteristics

Real Estate Securities

Real Estate Investment Trusts. The Fund will invest in public and private real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. REITs may or may not be publicly-traded and the Fund may invest, without limitation, in REITs which are not publicly-traded. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Distributions paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividend income under the Code. Such dividends, however, may qualify as Section 199A dividends. See “TAX ASPECTS – The Fund’s Investments.”

Real Estate LPs, LLCs, Private Funds. The Fund will invest in public and private real estate LPs, LLCs, and other private funds. These public and private funds are often pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The funds may or may not be publicly-traded and the Fund may invest, without limitation, in funds which are not publicly-traded. The market value of the private fund shares and their ability to distribute income may be affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from these funds may consist of dividends, capital gains and/or return of capital.

Preferred Stocks. The Fund may invest in preferred stocks of real estate companies. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

Convertible Securities

Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises).

The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers such as the Fund under Rule 144A under the Securities Act of 1933.

Alternative Investment Funds

The managers of AIFs employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation (expected to be less than 75%) to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike pure “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. AIFs selected by the Sub-Adviser include BDCs, funds that invest in private debt and or equity securities, hedge funds and other issuers of private placement securities, each of which may pay performance-based fees to their managers.

With respect to BDCs, federal securities laws impose certain restraints upon the organization and operations of BDCs. For example, BDCs are required to invest at least 70% of their total assets primarily in securities of private companies or in thinly traded U.S. public companies, cash, cash equivalents, U.S. government securities and high quality debt instruments that mature in one year or less. BDCs may have performance-based incentive fees and frequently trade at a discount.

The Sub-Adviser expects to invest in other forms of AIFs that employ non-traditional strategies such as investing in defaulted debt securities or in the securities of companies undergoing a merger, business spin-off or other form of restructuring.

Additionally, the Fund may invest up to 15% of its net assets in securities of certain AIFs commonly known as “hedge funds,” which are typically privately placed with investors without registration with the SEC, employ leverage and hedging strategies as well as pay their managers performance fees on gains. These fees may create an incentive for the manager of a hedge fund to enter into investments that are riskier or more speculative than would otherwise be the case. The Sub-Adviser intends to allocate the Fund’s assets among AIFs that, in the view of the Sub-Adviser, represent attractive investment opportunities. In selecting AIFs, the Sub-Adviser (with the aid of research services employed by the Sub-Adviser), assesses the likely risks and returns of the different alternative investment strategies utilized by the AIFs, and evaluates the potential correlation among the investment strategies under consideration. The Sub-Adviser generally seeks to invest in AIFs whose expected risk-adjusted returns are determined to be attractive and likely to have low correlations among each other or with the broad equity and fixed-income markets.

Leverage

The Fund intends to use leverage to pursue its investment objective, including by borrowing funds from banks or other financial institutions, investing in derivative instruments with leverage embedded in them, and/or issuing debt securities. The Fund may borrow money or issue debt securities in an amount up to 33 1/3% of its total assets (50% of its net assets). The Fund intends to use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment. The Fund may also use leverage to fund distributions and its quarterly repurchase offers.

The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the Shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the NAV per Share to a greater extent than if the Fund did not utilize leverage. A reduction in the Fund’s NAV may cause a reduction in the market price of the Shares. The Fund’s leverage strategy may not be successful.

Certain types of leverage by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by one or more lenders or by guidelines of one or more rating agencies, which may issue ratings for any short-term debt securities issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Destra does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with its investment objective and policies if the Fund were to use leverage.

Under the 1940 Act, the Fund is not permitted to issue senior securities if, immediately after the issuance of such senior securities, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to senior securities representing indebtedness (i.e., for every dollar of indebtedness outstanding, the Fund is required to have at least three dollars of assets). The 1940 Act also provides that the Fund may not declare distributions, or purchase its stock (including through share repurchases), if immediately after doing so it will have an asset coverage ratio of less than 300%. Under the 1940 Act, certain short-term borrowings (such as for cash management purposes) are not subject to these limitations if (i) repaid within 60 days, (ii) not extended or renewed and (iii) not in excess of 5% of the total assets of the Fund.

The Fund may leverage its portfolio by entering into one or more credit facilities. If the Fund enters into a credit facility, the Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund would also likely have to indemnify the lenders under the credit facility against liabilities they may incur in connection therewith. In addition, the Fund expects that any credit facility would contain covenants that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change certain of its investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. The Fund may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund expects that any credit facility would have customary covenants and default provisions. There can be no assurances that the Fund will enter into or maintain an agreement for a credit facility, or one on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, a credit facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of debt securities or by the use of other forms of leverage.

The Fund may also use derivative strategies that have economic leverage embedded in them. The Fund may also borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.

For risks associated with the Fund’s leverage strategies and the transactions associated therewith, see “Types of Investments and Related Risks.”

Temporary Investments

For defensive purposes, including during periods in which Destra and Pinhook determine that economic, market or political conditions are unfavorable to investors and a defensive strategy would benefit the Fund, the Fund may temporarily deviate from its investment strategies and objective. During such periods, the Fund may invest all or a portion of its total assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities which have received the highest investment grade credit rating, certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; bank time deposits; shares of money market funds; credit-linked notes or repurchase agreements with respect to any of the foregoing. In addition, the Fund may also make these types of investments to comply with regulatory or contractual requirements, including with respect to leverage restrictions, or to keep cash fully invested pending the investment of assets. It is impossible to predict when, or for how long, the Fund will use these strategies. There can be no assurance that such strategies will be successful. The Fund is not required to adopt defensive positions or hedge its investments and may choose not to do so even in periods of extreme market volatility and economic uncertainty.

Segregation and Cover Requirements

As a closed-end investment company registered with the SEC, the Fund is subject to the federal securities laws, including the 1940 Act, the rules thereunder, and various SEC and SEC staff interpretive positions. In accordance with these laws, rules and positions, the Fund may “set aside” liquid assets (often referred to as “asset segregation”), or engage in other SEC- or staff-approved measures, to “cover” open positions with respect to certain kinds of derivatives and certain other portfolio transactions that could be considered “senior securities” as defined in Section 18(g) of the 1940 Act. With respect to certain derivatives that are contractually required to cash settle, for example, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value. The Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions from time to time announced by the SEC or its staff regarding asset segregation. These segregation and coverage requirements could result in the Fund’s maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions.

Portfolio Turnover

The Fund is actively managed, and accordingly, it is possible that the portfolio turnover rate may exceed 100% in any fiscal year. The Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the particular fiscal year. Portfolio turnover may have certain adverse tax consequences for Shareholders.

TYPES OF INVESTMENTS AND RELATED RISKS

Investing in the Fund involves risks, including the risk that an investor may receive little or no return on his, her or its investment or that an investor may lose part or all of such investment. Therefore, investors should consider carefully the following principal risks before investing in the Fund. The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund and the Shares. Prospective investors should read this entire prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the investment program of the Fund changes or develops over time, an investment in the Fund may be subject to risks not described in this prospectus. During the pendency of this Offering, the Fund will update this prospectus to account for any material changes in the risks involved with an investment in the Fund.

In this section, the term “Advisers” refers to both Destra and/or Pinhook, as applicable.

Principal Risks Relating to Investment Strategies and Fund Investments

Private and Hedge Fund Risk. When the Fund invests in securities issued by private investment funds and hedge funds, it will bear its pro rata portion of the funds’ expenses. These expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing indirect costs and potentially reducing returns to Shareholders. A fund in which the Fund invests has its own investment risks, and those risks can affect the value of the private fund’s or hedge fund’s shares and therefore the value of the Fund’s investments. There can be no assurance that the investment objective of a private fund or hedge fund will be achieved. A private investment fund or hedge fund may change its investment objective or policies without the Fund’s approval, which could force the Fund to withdraw its investment from such fund at a time that is unfavorable. In addition, one private fund or hedge fund may buy the same securities that another investment fund sells. Therefore, the Fund would indirectly bear the costs of these trades without accomplishing any investment purpose. Hedge funds often engage in speculative investment practices such as leverage, short-selling, arbitrage, hedging, derivatives, and other strategies that may increase investment loss. Hedge funds can be highly illiquid and often charge high fees that can erode performance. Additionally, private funds and hedge funds may involve complex tax structures and delays in distributing tax information.

BDC Risk. BDCs typically invest in small and medium-sized private and certain public companies that may not have access to public equity or debt markets for capital raising. As a result, a BDC’s portfolio typically will include a substantial amount of securities purchased in private placements, and its portfolio may carry risks similar to those of a private equity or venture capital fund. Securities that are not publicly registered may be difficult to value and may be difficult to sell at a price representative of their intrinsic value. Small and medium-sized companies also may have fewer lines of business so that changes in any one line of business may have a greater impact on the value of their stock than is the case with a larger company. To the extent a BDC focuses its investments in a specific sector, the BDC will be susceptible to adverse conditions and economic or regulatory occurrences affecting the specific sector or industry group, which tends to increase volatility and result in higher risk. Investments in BDCs are subject to various risks, including management’s ability to meet the BDC’s investment objective and to manage the BDC’s portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding a BDC or its underlying investments change. Private BDCs are illiquid investments, and there is no guarantee the Fund will be able to liquidate or sell its private BDC investments.

Certain BDCs may use leverage in their portfolios through borrowings or the issuance of preferred stock. While leverage may increase the yield and total return of a BDC, it also subjects the BDC to increased risks, including magnification of any investment losses and increased volatility. In addition, a BDC’s income may fall if the interest rate on any borrowings of the BDC rises.

Investment and Market Risk. An investment in the Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Shares represents an indirect investment in the portfolio of securities and investments owned by the Fund, and the value of these securities and loans may fluctuate, sometimes rapidly and unpredictably. For instance, during periods of global economic downturn, the secondary markets for corporate bonds and investments with similar economic characteristics can experience sudden and sharp price swings, which can be exacerbated by large or sustained sales by major investors in these markets, a high-profile default by a major borrower, movements in indices tied to these markets or related securities or investments, or a change in the market’s perception of bonds and investments with similar economic characteristics (such as second lien loans and unsecured loans) and corporate bonds. At any point in time, an investment in the Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund, if any, and the ability of Shareholders to reinvest dividends. The Fund anticipates using leverage, which will magnify the Fund’s risks and, in turn, the risks to the Shareholders.

Credit Risk. Credit risk is the risk that an issuer of a security may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer’s ability or willingness to make such payments. Credit risk may be heightened for the Fund because it and Underlying Funds may invest in below investment grade securities, which are commonly referred to as “junk” and “high yield” securities; such securities, while generally offering the potential for higher yields than investment grade securities with similar maturities, involve greater risks, including the possibility of dividend or interest deferral, default or bankruptcy, and are regarded as predominantly speculative with respect to the issuer’s capacity to pay dividends or interest and repay principal.

Some investments are not readily marketable and may be subject to restrictions on resale. When a secondary market exists, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or are subject to restrictions on resale. Further, the lack of an established secondary market for illiquid securities may make it more difficult to value such securities, which may negatively affect the price the Fund would receive upon disposition of such securities. The Adviser’s judgment may play a greater role in the valuation process. See “–Valuation Risk.”

Interest Rate Risk. The Fund is subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities and, accordingly, have a material adverse effect on the Fund’s investment objective and the Fund’s rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for the Fund’s financing needs, if any.

Interest rates have recently been at or near historic lows. The historically low interest rate environment increases the risks associated with rising interest rates, including the potential for periods of volatility. The Fund currently faces a heightened level of interest rate risk, especially since the Federal Reserve Board has ended its quantitative easing program and has begun to increase certain benchmark interest rates. In the event of a rising interest rate environment, payments under floating rate debt instruments would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

Below Investment Grade Rating Risk. Debt instruments that are rated below investment grade are often referred to as “high yield” securities or “junk bonds.” Below investment grade bonds, high-yield securities and other similar instruments are rated “Ba1” or lower by Moody’s, “BB+” or lower by S&P or “BB+” or lower by Fitch or, if unrated, are judged by the Advisers to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a corporate bond that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the borrower’s financial condition. Below investment grade corporate bonds and similar instruments often are considered to be speculative with respect to the capacity of the borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some borrowers issuing such corporate bonds and similar debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.

The secondary market for below investment grade corporate bonds and similar instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objectives will be more dependent on the Adviser’s credit analysis than would be the case when the Fund invests in rated securities.

Distribution Policy Risk. The Fund’s distribution policy is expected to result in distributions that equal a fixed percentage of the Fund’s current NAV per share. Shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Return of capital is the portion of a distribution that is a return of your original investment dollars in the Fund. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Inflation/Deflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to the Shareholders. Deflation risk is the risk that prices throughout the economy decline over time– the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of borrowers and may make borrower defaults more likely, which may result in a decline in the value of the Fund’s portfolio.

Structured Products Risk.
General. The Fund may invest in structured products, including, without limitation, structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same assets, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Investments in structured products involve risks, including credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds (or loans) and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of any factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on a structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity of the structured product. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.

The Fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities, described above under “–Below Investment Grade Rating Risk.” Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.

Structured Notes Risk. Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

Non-U.S. Securities Risk. Investments in certain non-U.S. securities involve factors not typically associated with investing in the United States or other developed countries, including risks relating to: (i) differences between U.S. and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets; the absence of uniform accounting, auditing and financial reporting standards, practices, and disclosure requirements; and less government supervision and regulation; (ii) other differences in law and regulation, including fewer investor protections, less stringent fiduciary duties, less developed bankruptcy laws and difficulty in enforcing contractual obligations; (iii) certain economic and political risks, including potential economic, political or social instability; exchange control regulations; restrictions on foreign investment and repatriation of capital, possibly requiring government approval; expropriation or confiscatory taxation; other government restrictions by the United States or other governments; higher rates of inflation; higher transaction costs; and reliance on a more limited number of commodity inputs, service providers, and/or distribution mechanisms; and (iv) the possible imposition of local taxes on income and gains recognized with respect to securities and assets. Certain non-U.S. markets may rely heavily on particular industries or non-U.S. capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, organizations, entities and/or individuals, changes in international trading patterns, trade barriers, and other protectionist or retaliatory measures. International trade barriers or economic sanctions against non-U.S. countries, organizations, entities and/or individuals may adversely affect the Fund’s non-U.S. holdings or exposures. Certain non-U.S. investments may become less liquid in response to social, political or market developments or adverse investor perceptions, or become illiquid after purchase by the Fund, particularly during periods of market turmoil. Certain non-U.S. investments may become illiquid when, for instance, there are few, if any, interested buyers and sellers or when dealers are unwilling to make a market for certain securities. When the Fund holds illiquid investments, its portfolio may be harder to value, especially in changing markets. The risks of investments in emerging markets, as described below and including the risks described above, are usually greater than the risks involved in investing in more developed markets. Because non-U.S. securities may trade on days when the Shares are not priced, the Fund’s NAV may change at times when Shares cannot be sold.

Rules adopted under the 1940 Act permit the Fund to maintain its non-U.S. securities and foreign currency in the custody of certain eligible non-U.S. banks and securities depositories, and the Fund generally holds its non-U.S. securities and foreign currency in foreign banks and securities depositories. Some foreign banks and securities depositories may be recently organized or new to the foreign custody business. In addition, there may be limited or no regulatory oversight of their operations. Also, the laws of certain countries limit the Fund’s ability to recover its assets if a foreign bank, depository or issuer of a security, or any of their agents, goes bankrupt. In addition, it is often more expensive for the Fund to buy, sell and hold securities in certain foreign markets than in the United States. The increased expense of investing in foreign markets reduces the amount the Fund can earn on its investments and typically results in a higher operating expense ratio for the Fund than for investment companies invested only in the United States.

Certain banks in foreign countries may not be eligible sub-custodians for the Fund, in which event the Fund may be precluded from purchasing securities in certain foreign countries in which it otherwise would invest or the Fund may incur additional costs and delays in providing transportation and custody services for such securities outside of such countries. The Fund may encounter difficulties in effecting portfolio transactions on a timely basis with respect to any securities of issuers held outside their countries.

The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position. Certain foreign economies may rely heavily on particular industries or foreign capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, changes in international trading patterns, trade barriers and other protectionist or retaliatory measures. Investments in foreign markets may also be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets or the imposition of punitive taxes. In addition, the governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries. Any of these actions could severely affect securities prices or impair the Fund’s ability to purchase or sell non-U.S. securities or transfer the Fund’s assets or income back into the United States, or otherwise adversely affect the Fund’s operations. In addition, the U.S. government has from time to time in the past imposed restrictions, through penalties and otherwise, on foreign investments by U.S. investors such as the Fund. If such restrictions should be reinstituted, it might become necessary for the Fund to invest all or substantially all of its assets in U.S. securities.

Other potential foreign market risks include foreign exchange controls, difficulties in pricing securities, defaults on foreign government securities, difficulties in enforcing legal judgments in foreign courts and political and social instability. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund’s investments.

In general, less information is publicly available with respect to foreign issuers than is available with respect to U.S. companies. Accounting standards in other countries are not necessarily the same as in the United States. If the accounting standards in another country do not require as much detail as U.S. accounting standards, it may be harder for the Advisers to completely and accurately determine a company’s financial condition.

Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as such regulations exist in the United States. They also may not have laws to protect investors that are comparable to U.S. securities laws. For example, some foreign countries may have no laws or rules against insider trading. Insider trading occurs when a person buys or sells a company’s securities based on material non-public information about that company. In addition, some countries may have legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its non-U.S. securities.

Settlement and clearance procedures in certain foreign markets differ significantly from those in the United States. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of U.S. investments. Communications between the United States and foreign countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates in markets that still rely on physical settlement. At times, settlements in certain foreign countries have not kept pace with the number of securities transactions. These problems may make it difficult for the Fund to carry out transactions. If the Fund cannot settle or is delayed in settling a purchase of securities, it may miss attractive investment opportunities and certain of its assets may be uninvested with no return earned thereon for some period. If the Fund cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Fund could be liable for any losses incurred.

While the volume of transactions effected on foreign stock exchanges has increased in recent years, it remains appreciably below that of U.S. exchanges. Accordingly, the Fund’s non-U.S. securities may be less liquid and their prices may be more volatile than comparable investments in securities in U.S. companies.

A number of countries have authorized the formation of closed-end investment companies to facilitate indirect foreign investment in their capital markets. In accordance with the 1940 Act, the Fund may invest up to 10% of its total assets in securities of closed-end investment companies, not more than 5% of which may be invested in any one such company. This restriction on investments in securities of closed-end investment companies may limit opportunities for the Fund to invest indirectly in certain smaller capital markets. Shares of certain closed-end investment companies may at times be acquired only at market prices representing premiums to their NAVs. If the Fund acquires shares in closed-end investment companies, Shareholders would bear both their proportionate share of the Fund’s expenses (including investment advisory fees) and, indirectly, the expenses of such closed-end investment companies. The Fund also may seek, at its own cost, to create its own investment entities under the laws of certain countries.

Foreign Currency Risk. Investments made by the Fund, and the income received by the Fund with respect to such investments, may be denominated in various non-U.S. currencies. However, the books of the Fund are maintained in U.S. dollars. Accordingly, changes in currency values may adversely affect the U.S. dollar value of portfolio investments, interest and other revenue streams received by the Fund, gains and losses realized on the sale of portfolio investments, and the amount of distributions, if any, made by the Fund. In addition, the Fund may incur substantial costs in converting investment proceeds from one currency to another. The Fund may enter into derivative transactions designed to reduce such currency risks. Furthermore, the portfolio companies in which the Fund invests may be subject to risks relating to changes in currency values. If a portfolio company suffers adverse consequences as a result of such changes, the Fund may also be adversely affected as a result.

Liquidity Risk. The Fund may invest without limitation in securities that, at the time of investment, are illiquid, as determined by using the SEC’s standard applicable to registered investment companies (i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.

Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities may also be more difficult to value, especially in challenging markets. The Advisers’ judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. In either case, the Fund would bear market risks during that period.

To the extent that the traditional dealer counterparties that engage in debt trading do not maintain inventories of corporate bonds (which provide an important indication of their ability to “make markets”) that keep pace with the growth of the bond markets over time, relatively low levels of dealer inventories could lead to decreased liquidity and increased volatility in the debt markets. Additionally, market participants other than the Fund may attempt to sell debt holdings at the same time as the Fund, which could cause downward pricing pressure and contribute to illiquidity.

Management Risk. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

MLP Risk. Investments in MLPs, which are limited partnerships or limited liability companies taxable as partnerships, involve some risks that differ from an investment in the common stock of a corporation, including risks related to limited control and limited rights to vote on matters affecting MLPs, risks related to potential conflicts of interest between an MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unit-holders to sell their common units at an undesirable time or price.  MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resources.  MLPs may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities.  Certain MLP securities may trade in lower volumes due to their smaller capitalizations.  Accordingly, those MLPs may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity to enable an Underlying Fund to effect sales at an advantageous time or without a substantial drop in price.  As a result, these investments may be difficult to dispose of at a fair price at the times when an Underlying Fund believes it is desirable to do so.  MLPs are generally considered interest-rate sensitive investments.  During periods of interest rate volatility, these investments may not provide attractive returns, which may adversely impact the overall performance of the Fund or an Underlying Fund.  The benefit an Underlying Fund will derive from its investment in MLPs will be largely dependent on the MLPs being treated as partnerships and not as corporations for federal income tax purposes.  Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to the holder. A change in current tax law or in the underlying business mix of a given MLP could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income.

Real Estate Industry Trust (REIT) Concentration Risk. The Fund does not invest in real estate directly, but because the Fund concentrates its investments in REITs, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares is affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing, and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general. To the extent that the Fund invests in real estate securities designated as REITs, if a court were to disregard the limited liability legal structure of a REIT, the Fund could be liable for a portion of claims in excess of that REITs assets, such as claims arising from environmental problems. Failure to qualify as a REIT under the Internal Revenue Code would increase the REITs tax liability thereby reducing the REIT’s net income available for investment or distribution; additionally certain preferred tax treatment of distributions would no longer be passed through to investors.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Community Centers. Community center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Hotel Properties. The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of our portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced. However, the Fund does not believe it would be liable for the actions of any entity in which it invests and that only its investment is at risk.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent months related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

Instability in credit markets may make it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. Borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

Real estate securities that are not publicly-traded may be illiquid and may not provide periodic pricing or valuation information to investors. To the extent that the Fund invests in such real estate securities, the Fund will be subject to these additional risks.

REIT Tax Risks. Qualification as a REIT under the Internal Revenue Code of 1986, as amended, in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Distributions paid by REITs generally will not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. Such dividends, however, may qualify as Section 199A dividends. See “TAX ASPECTS – The Fund’s Investments.” Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Underlying Funds/AIFs Risk. The Fund invests in ETFs, mutual funds, closed-end funds and AIFs. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs, mutual funds, closed-end funds and AIFs and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses. Additional risks of investing in ETFs, mutual funds, closed-end funds and AIFs, where noted, are described below:

○	Strategies Risk: Each Underlying Fund and AIF is subject to specific risks, depending on the nature of the fund. These risks could include liquidity risk, sector risk, and foreign currency risk, as well as risks associated with fixed income securities and commodities. Inverse ETFs will limit the Fund’s participation in market gains.

○	ETF Tracking Risk: Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices.

○	Risk Related to NAV and Market Price: The market value of ETF and closed-end fund shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.

○	Expense Risk: The Fund invests in Underlying Funds. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETF, mutual fund and closed-end fund shares and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.

Additional Risk: The strategy of investing in Underlying Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes you pay. In addition, certain prohibitions on the acquisition of mutual fund shares by the Fund may prevent the Fund from allocating investments in the manner the Sub-Adviser considers optimal. Generally, the Fund may purchase in the aggregate only up to 3% of the total outstanding voting stock of any closed-end fund, mutual fund or ETF or AIF (if the ETF or AIF is an investment company). Additionally, in general, the Fund may not invest more than 5% of its total assets in one Underlying Fund or more than 10% in Underlying Funds, unless it complies with certain restrictions or is able to make purchases in reliance upon an Underlying Fund’s exemptive order that permits investments in excess of the limits stated above.

Non-Principal Risks Relating to Fund Investments

U.S. Government Debt Securities Risk. U.S. Government debt securities historically have not involved the level of credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. government debt securities are generally lower than the yields available from other securities. However, in 2011 S&P downgraded its rating of U.S. government debt, suggesting an increased credit risk. Shortly thereafter, S&P also downgraded the long-term credit ratings of U.S. government-sponsored enterprises. Further downgrades could have an adverse impact on the price and volatility of U.S. government debt instruments. Like other debt securities, the values of U.S. government debt securities change as interest rates fluctuate. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Since the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. In addition, economic events within and outside of the United States may negatively affect the value of U.S. government debt securities. See “–Risks Relating to the Fund’s Investment Program–U.S. Credit Rating and European Economic Crisis Risk.”

Equity Securities Risk. Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in those returns and, in certain periods, have significantly under-performed relative to fixed income securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. Also, the prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common equity securities in which the Fund may invest are structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers.

Dividends. The Fund may invest in equity securities. Dividends relating to these equity securities may not be fixed but may be declared at the discretion of a portfolio company’s board of directors. There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. Dividend producing equity securities, in particular those whose market price is closely related to their yield, may exhibit greater sensitivity to interest rate changes. The Fund’s investments in dividend producing equity securities may also limit its potential for appreciation during a broad market advance.

The prices of dividend producing equity securities can be highly volatile. Investors should not assume that the Fund’s investments in these securities will necessarily reduce the volatility of the Fund’s NAV or provide “protection,” compared to other types of equity securities, when markets perform poorly.

Smaller Capitalization Company Risk. The Fund may invest from time to time in smaller and midsize companies. Smaller capitalization companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a small number of key personnel. If a product fails or there are other adverse developments, or if management changes, the Fund’s investment in a smaller capitalization company may lose substantial value. In addition, it is more difficult to get information on smaller companies, which tend to be less well known, have shorter operating histories, do not have significant ownership by large investors and are followed by relatively few securities analysts.

The securities of smaller capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than larger capitalization securities or the market as a whole. In addition, smaller capitalization securities may be particularly sensitive to changes in interest rates, borrowing costs and earnings. Investing in smaller capitalization securities requires a longer term view.

Small and Mid-Cap Stock Risk. The Fund may invest in companies with small or medium capitalizations. Smaller and medium capitalization stocks can be more volatile than, and perform differently from, larger capitalization stocks. There may be less trading in a smaller or medium company’s stock, which means that buy and sell transactions in that stock could have a larger impact on the stock’s price than is the case with larger company stocks. Smaller and medium company stocks may be particularly sensitive to changes in interest rates, borrowing costs and earnings. Smaller and medium companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a smaller and medium company’s stock price than is the case for a larger company. As a result, the purchase or sale of more than a limited number of shares of a small and medium company may affect its market price. The Fund may need a considerable amount of time to purchase or sell its positions in these securities. In addition, smaller or medium company stocks may not be well known to the investing public.

Investments in Unseasoned Companies Risk. The Fund may invest in the securities of smaller, less seasoned companies. These investments may present greater opportunities for growth but also involve greater risks than customarily are associated with investments in securities of more established companies. Some of the companies in which the Fund may invest will be start-up companies, which may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing. In addition, it is more difficult to get information on smaller companies, which tend to be less well known, have shorter operating histories, do not have significant ownership by large investors and are followed by relatively few securities analysts. Securities of emerging companies may lack an active secondary market and may be subject to more abrupt or erratic price movements than securities of larger, more established companies or stock market averages in general. Competitors of certain companies, which may or may not be in the same industry, may have substantially greater financial resources than many of the companies in which the Fund may invest.

Securities of Smaller and Emerging Growth Companies. Investment in smaller or emerging growth companies involves greater risk than is customarily associated with investments in more established companies. The securities of smaller or emerging growth companies may be subject to more abrupt or erratic market movements than larger, more established companies or the market average in general. These companies may have limited product lines, markets or financial resources, or they may be dependent on a limited management group.

While smaller or emerging growth company issuers may offer greater opportunities for capital appreciation than large cap issuers, investments in smaller or emerging growth companies may involve greater risks and thus may be considered speculative. Full development of these companies and trends frequently takes time.

Small cap and emerging growth securities will often be traded only in the OTC market or on a regional securities exchange and may not be traded every day or in the volume typical of trading on a national securities exchange. As a result, the disposition by the Fund of portfolio securities may require the Fund to make many small sales over a lengthy period of time, or to sell these securities at a discount from market prices or during periods when, in Fund management’s judgment, such disposition is not desirable.

The process of selection and continuous supervision by Fund management does not guarantee successful investment results. Careful initial selection is particularly important in this area as many new enterprises have promise but lack certain of the fundamental factors necessary to prosper.

The Fund may invest in securities of small issuers in the relatively early stages of business development that have a new technology, a unique or proprietary product or service, or a favorable market position. Such companies may not be counted upon to develop into major industrial companies.

Growth Stock Risk. Securities of growth companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. Stocks of companies the Advisers believe are fast growing may trade at a higher multiple of current earnings than other stocks. The values of these stocks may be more sensitive to changes in current or expected earnings than the values of other stocks. Earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth. If the Adviser’s assessment of the prospects for a company’s earnings growth is wrong, or if the Adviser’s judgment of how other investors will value the company’s earnings growth is wrong, then the price of the company’s stock may fall or may not approach the value that Destra has placed on it.

Value Stock Risk. The Advisers may be wrong in their assessment of a company’s value and the stocks the Fund owns may not reach what the Advisers believe are their full values. A particular risk of the Fund’s value stock investments is that some holdings may not recover and provide the capital growth anticipated or a stock judged to be undervalued may actually be appropriately priced. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings, and industrial production. The market may not favor value-oriented stocks and may not favor equities at all. During those periods, the Fund’s relative performance may suffer.

Preferred Securities Risk. Traditional preferred securities generally pay fixed or adjustable rate dividends (or a combination thereof – e.g., a fixed rate that moves to an adjustable rate after some period of time) to investors and generally have a “preference” over common stock in the payment of dividends and the liquidation of a company’s assets. This means that a company must pay dividends on preferred stock before paying any dividends on its common stock. In order to be payable, distributions on such preferred securities must be declared by the issuer’s board of directors. Income payments on typical preferred securities currently outstanding are cumulative, causing dividends and distributions to accumulate even if not declared by the board of directors or otherwise made payable. In such a case all accumulated dividends must be paid before any dividend on the common stock can be paid. However, some traditional preferred stocks are non-cumulative, in which case dividends do not accumulate and need not ever be paid. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. Should an issuer of a non-cumulative preferred stock held by the Fund determine not to pay dividends on such stock, the amount of dividends the Fund pays may be adversely affected. There are no assurances that dividends or distributions on the traditional preferred securities in which the Fund may invest will be declared or otherwise made payable.

Preferred stockholders usually have no right to vote for corporate directors or on other matters. Shares of traditional preferred securities have a liquidation value that generally equals the original purchase price at the date of issuance. The market value of preferred securities may be affected by favorable and unfavorable changes impacting companies in the utilities and financial services sectors, which are prominent issuers of preferred securities, and by actual and anticipated changes in tax laws, such as changes in corporate income tax rates or the “Dividends Received Deduction.” Because the claim on an issuer’s earnings represented by traditional preferred securities may become onerous when interest rates fall below the rate payable on such securities, the issuer may redeem the securities. Thus, in declining interest rate environments in particular, the Fund’s holdings of higher rate-paying fixed rate preferred securities may be reduced and the Fund may be unable to acquire securities of comparable credit quality paying comparable rates with the redemption proceeds.

There are special risks associated with investing in each type of preferred security, including:

Deferral Risk. Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.

Subordination Risk. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of having priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than debt instruments.

Limited Voting Rights Risk. Generally, preferred security holders (such as the Fund) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.

Special Redemption Rights Risk. In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by certain changes in U.S. federal income tax or securities laws. As with call provisions, a special redemption by the issuer may negatively impact the return of the security held by the Fund.

New Types of Securities Risk. From time to time, preferred securities have been, and may in the future be, offered having features other than those described herein. The Fund reserves the right to invest in these securities if the Advisers believe that doing so would be consistent with the Fund’s investment objective and policies. Since the market for these instruments would be new, the Fund may have difficulty disposing of them at a suitable price and time. In addition to limited liquidity, these instruments may present other risks, such as high price volatility.

Risks Associated with Market Developments and Regulatory Changes

Market Developments Risk. In 2007, the global financial markets experienced stress, volatility, instability, illiquidity and disruption evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of certain major financial institutions. While this volatility and disruption peaked in 2008 to 2009 and appears to have abated somewhat, these events contributed to general economic conditions that materially and adversely affected the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While recent conditions have improved, there can be no assurance that adverse market conditions will not repeat themselves or worsen in the future. If these adverse and volatile market conditions worsen, the capital markets, and, in particular, the market for debt obligations, may be subject to heightened volatility, increased risks of default, periods of illiquidity and other situations adverse to investors.

Instability in the credit markets has made it more difficult at certain times for a number of issuers of debt instruments to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt instruments may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. Certain borrowers may, due to macroeconomic conditions, be unable to repay their loans or other debt obligations because of these conditions. A borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the loans and foreclosure on the underlying secured assets, which could trigger cross-defaults under other agreements and jeopardize a borrower’s ability to meet its obligations under its debt instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting borrower. The Fund may also experience a loss of principal.

These developments also (i) may make it more difficult for the Fund to accurately value its portfolio securities or to sell its portfolio securities on a timely basis; (ii) could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the Shareholders; and (iii) may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the net asset value and market price of the Shares.

The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as London Interbank Offered Rate (“LIBOR”). According to various reports, certain financial institutions, commencing as early as 2005 and throughout the global financial crisis, routinely made artificially low submissions in the London Interbank Offered Rate (“LIBOR”) setting process. Since the LIBOR scandal came to light, several financial institutions have been fined significant amounts by various financial regulators in connection with allegations of manipulation of LIBOR rates. Other financial institutions in various countries are being investigated for similar actions. These developments may have adversely affected the interest rates on securities whose interest payments were determined by reference to LIBOR. Any future similar developments could, in turn, reduce the value of such securities owned by the Fund.

In 2017, the United Kingdom’s Financial Conduct Authority (“FCA”) warned that LIBOR may cease to be available or appropriate for use by 2021. The unavailability of LIBOR presents risks to the Fund, including the risk that any pricing or adjustments to the Fund’s investments resulting from a substitute reference rate may adversely affect the Fund’s performance and/or NAV.

Government Intervention in the Financial Markets Risk. Instability in the financial markets has led the U.S. government, the U.S. Federal Reserve and foreign governments and central banks around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities, debt instruments or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable or not fully understood or anticipated. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. Destra will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

Legislation and Regulation Risk. On July 21, 2010, the Dodd-Frank Act was enacted. The Dodd-Frank Act, among other things, grants regulatory authorities such as the U.S. Commodity Futures Trading Commission (the “CFTC”) and the SEC broad rulemaking authority to promulgate rules under the Dodd-Frank Act, including comprehensive regulation of the OTC derivatives market. It is unclear to what extent these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund. Possible regulatory actions taken under these revised and expanded powers may include actions related to financial consumer protection, proprietary trading and derivatives.

While some rules have been promulgated by the CFTC and the SEC, a number of important rulemakings have not yet been finalized and there can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not significantly reduce the returns of the Fund. The implementation of the Dodd-Frank Act could adversely affect the Fund by increasing transaction and/or regulatory compliance costs and may affect the availability, liquidity and cost of entering into derivatives, including potentially limiting or restricting the ability of the Fund to use certain derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective. In addition, greater regulatory scrutiny may increase the Fund’s and Destra’s exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on the Fund and Destra, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

In connection with an ongoing review by the SEC and its staff of the regulation of investment companies’ use of derivatives, on August 31, 2011, the SEC issued a concept release to seek public comment on a wide range of issues raised by the use of derivatives by investment companies. In December 2015, the SEC proposed a new rule regarding the use of derivatives by registered investment companies. Although the proposed rule has not yet been adopted as of the date of this prospectus, it is possible that such regulations could limit the implementation of the Fund’s use of derivatives and increase the Fund’s asset coverage requirements under the 1940 Act, which could have an adverse impact on the Fund and/or its ability to incur effective leverage. Neither the Fund nor Destra can predict the effects of these regulations or interpretations on the Fund’s portfolio. Destra intends to monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

With respect to Europe (including the United Kingdom), the Financial Stability Board (the “FSB”), which monitors and makes recommendations about the global financial system, has enhanced its monitoring and regulation of the so-called “shadow banking” system in Europe, broadly described as credit intermediation involving entities and activities outside the regular banking system. The FSB, working with the Basel Committee on Banking Supervision and the International Organization of Securities Commissions, also issued policy recommendations in November 2012 to strengthen the oversight and regulation of the shadow banking system. The recommendations were issued for public consultation and the FSB is targeting issuance of the final recommendations in September 2013. While at this stage it is difficult to predict the final scope of any new regulations, the recommendations contain proposals to, among other things, enhance data reporting and disclosure requirements for shadow banking activities. If the Fund was considered to be engaged in “shadow banking,” the regulatory and operating costs associated therewith could adversely affect the implementation of the Fund’s investment strategy and returns and may become prohibitive.

At any time after the date of this prospectus, legislation by U.S. and foreign governments may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

Defensive Investing Risk. In response to market conditions and for defensive purposes, the Fund may allocate assets into cash or short-term fixed income securities without limitation. In doing so, the Fund may succeed in avoiding losses but may otherwise fail to achieve its investment objective. Further, the value of short-term fixed income securities may be affected by changing interest rates and by changes in credit ratings of the investments. If the Fund holds cash uninvested, it will be subject to the credit risk of the depository institution holding the cash.

Risks Relating to the Fund’s Investment Program

Valuation Risk. There may be no central place or exchange for certain of the securities or instruments in which the Fund invests. Bonds and certain other debt securities, for example, generally trade on an OTC market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of bonds and certain other debt securities may carry more risk than that of common stock which trades on national exchanges. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when a bond or other debt security is sold in the market, the amount received by the Fund is less than the value of such bond or other debt security carried on the Fund’s books.

Leverage Risk. The Fund may use leverage to seek to achieve its investment objective. Leverage involves risks and special considerations for Shareholders, including (i) the likelihood of greater volatility of NAV and dividend rate of the Shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt or in the interest or dividend rates on any leverage that the Fund must pay will reduce the return to Shareholders; (iii) the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; and (iv) the likelihood that leverage may increase operating costs, which may reduce total return.

Any decline in the NAV of the Fund’s investments will be borne entirely by the Shareholders (as opposed to, e.g., holders of the Fund’s preferred shares, if any). Therefore, if the market value of the Fund’s portfolio declines, leverage will result in a greater decrease in NAV to Shareholders than if the Fund were not leveraged. This greater NAV decrease will also tend to cause a greater decline in the market price for Shares when and if Shares are ever listed on a national securities exchange. While the Fund may from time to time consider reducing any outstanding leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce any outstanding leverage in the future or that any reduction, if undertaken, will benefit the Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce any outstanding leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in any outstanding leverage would likely operate to reduce the income and/or total returns to Shareholders relative to the circumstance where the Fund had not reduced any of its outstanding leverage. The Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and share price if the prediction were to turn out to be correct, and determine not to reduce any of its outstanding leverage as described above.

The 1940 Act generally limits the extent to which the Fund may utilize borrowings and “uncovered” transactions that may give rise to a form of leverage, including reverse repurchase agreements, swaps, options, the leverage incurred from securities lending transactions and other derivative transactions or short selling, together with any other senior securities representing indebtedness, to 33 1/3% of the Fund’s total assets at the time utilized. In addition, the 1940 Act limits the extent to which the Fund may issue preferred shares to 50% of the Fund’s total assets (less the Fund’s obligations under senior securities representing indebtedness). “Covered” reverse repurchase agreements, swaps, options, securities lending arrangements and other derivative transactions or short selling will not be counted against the foregoing limits under the 1940 Act. The Fund will “cover” its derivative positions by segregating or earmarking an amount of cash and/or liquid assets to the extent required by the 1940 Act and applicable SEC or SEC staff interpretations and guidance from time to time.

Alternatively, the Fund may enter into an offsetting position or own positions covering its obligations with respect to the transaction; otherwise, this transaction will be considered “uncovered.” The Fund may not cover an applicable derivative transaction if it does not need to do so to comply with the foregoing 1940 Act requirements and, in the view of the Advisers, the assets that would have been used to cover could be better used for a different purpose. However, these transactions, even if covered, may represent a form of economic leverage and will create risks. The potential loss on derivative instruments may be substantial relative to the initial investment therein. In addition, these segregation/earmarking and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating/earmarking assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation/earmarking and coverage requirements will not limit or offset losses on related positions.

Certain types of leverage the Fund may use may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for any preferred shares issued by the Fund. The terms of any borrowings or these rating agency guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.

The Fund may invest in the securities of other investment companies. Such investment companies may also be leveraged, and will therefore be subject to the leverage risks described above. This additional leverage may in certain market conditions reduce the NAV of the Shares and the returns to Shareholders.

Illustration. The following table illustrates the effect of leverage on returns from an investment in the Fund’s shares, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $190,393,461 million in average total assets, (ii) a weighted average cost of funds of 3.69%, (iii) $13,115,385 million in borrowings outstanding (i.e. assumes the Fund borrows funds equal to 7.3% of its average net assets during such period) and (iv) $180,169,461 million in average net assets. In order to compute the corresponding return to shareholders, the “Assumed Return on the Fund’s Portfolio (net of expenses)” is multiplied by the assumed average total assets to obtain an assumed return to the Fund. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed borrowings outstanding, and the product is subtracted from the assumed return to the Fund in order to determine the return available to shareholders. The return available to shareholders is then divided by shareholders’ equity to determine the corresponding return to shareholders. Actual interest payments may be different.

Assumed Return on the Fund’s Portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to Shareholders	(10.82)%	(5.51)%	(0.21)%	5.09%	10.40%

Similarly, the Fund’s assets would need to yield an annual return (net of expenses) of approximately 0.21% in order to cover the annual interest payments on the Fund’s outstanding borrowings.

Cost of Capital and Net Investment Income Risk. If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit its ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Prepayment and Maturity Extension Risk. Prepayment risk occurs when a debt investment held by the Fund can be repaid in whole or in part prior to its maturity. The amount of prepayable obligations in which the Fund invests from time to time may be affected by general business conditions, market interest rates, borrowers’ financial conditions and competitive conditions among lenders. In a period of declining interest rates, borrowers may prepay investments more quickly than anticipated, reducing the yield to maturity and the average life of the relevant investment. Moreover, when the Fund reinvests the proceeds of a prepayment in these circumstances, it will likely receive a rate of interest that is lower than the rate of interest on the security that was prepaid. To the extent that the Fund purchases the relevant investment at a premium, prepayments may result in a loss to the extent of the premium paid. If the Fund buys such investments at a discount, both scheduled payments and unscheduled prepayments will increase current and total returns and unscheduled prepayments will also accelerate the recognition of income, which may be taxable as ordinary income to investors. In a period of rising interest rates, prepayments of investments may occur at a slower than expected rate, creating maturity extension risk. This particular risk may effectively change an investment that was considered short- or intermediate-term at the time of purchase into a longer-term investment. Since the value of longer-term investments generally fluctuates more widely in response to changes in interest rates than shorter-term investments, maturity extension risk could increase the volatility of the Fund. When interest rates decline, the value of an investment with prepayment features may not increase as much as that of other fixed-income securities, and, as noted above, changes in market rates of interest may accelerate or delay prepayments and thus affect maturities.

Market and Economic Risks. The Fund and its portfolio companies may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.

In particular, economic and financial market conditions began to significantly deteriorate in 2008. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the long-term effects of which remain uncertain. The U.S. economy has experienced and continues to experience relatively high levels of unemployment and constrained lending. The Fund’s investment strategy and the availability of opportunities relies in part on the continuation of certain trends and conditions observed in the market for debt securities and the larger financial markets and, in some cases, on the improvement of such conditions. Although certain financial markets have shown some recent signs of improvement, to the extent economic conditions experienced over the last several years continue, they may adversely impact the investments of the Fund. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by Adviser will prove correct, and actual events and circumstances may vary significantly.

The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect Financial Intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.

Arbitrage Risk. The Fund may engage in arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions.

U.S. Credit Rating and Economic Crisis Risk. In August 2011, S&P lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+,” which was re-affirmed by S&P in November 2016. In January 2012, S&P lowered its long-term sovereign credit ratings for France, Italy, Spain and six other European countries, which negatively impacted global markets and economic conditions. S&P subsequently raised its long-term sovereign credit rating on Spain to “BBB,” but its current credit rating still signifies significant ongoing risk. Furthermore, following the United Kingdom’s referendum to leave the European Union (“EU”), S&P lowered its long-term sovereign credit rating. In addition, the terms of the United Kingdom’s exit and any future referendums in other European countries may disrupt the global market. Recent U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrades to sovereign credit ratings, or perceived creditworthiness, and the ability of certain countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, adverse economic conditions resulting from any further downgrade of sovereign credit ratings or an economic crisis could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Eurozone and Redenomination Risk. The Fund will invest from time to time in European companies and companies that may be affected by the Eurozone economy. In June 2016, citizens of the United Kingdom voted to leave the EU in a popular referendum. As a result of the referendum, S&P downgraded the United Kingdom’s credit rating from “AAA” to “AA” and the EU’s credit rating from “AA+” to “AA” in the days that followed the vote. Other credit ratings agencies have taken similar actions. The United Kingdom sought to withdraw from the EU by invoking article 50 of the Lisbon Treaty in late March 2017. It is unclear what the potential consequences of the withdrawal (“Brexit”) may be. If no agreement is reached as to the terms of the UK’s exit from the EU prior to the October 31, 2019 exit date (“hard Brexit”), these impacts may be exaggerated. Brexit (and in particular a hard Brexit) may cause greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence, increased likelihood of a recession in the UK, and potentially lower economic growth on markets in the United Kingdom, Europe and globally that could potentially have an adverse effect on the value of the Fund’s investments. Further, Brexit may cause other member states to contemplate departing the EU, which would likely perpetuate political and economic instability in the region and cause additional market disruption in global financial markets. In addition, ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced in order to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro-denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Fund. In addition, securities or other investments that are redenominated may be subject to foreign currency risk, liquidity risk and valuation risk to a greater extent than similar investments currently denominated in Euros. To the extent a currency used for redenomination purposes is not specified in respect of certain Eurozone-related investments, or should the Euro cease to be used entirely, the currency in which such investments are denominated may be unclear, making such investments particularly difficult to value or dispose of. The Fund may incur additional expenses to the extent it is required to seek judicial or other clarification of the denomination or value of such securities.

Market Developments. Although the U.S. and foreign markets are not currently experiencing the same levels of disruption as occurred during 2008 and 2009, extreme volatility or market disruption may occur in the future. Instability in the credit markets may make it more difficult for issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue.

These developments may increase the volatility of the value of securities owned by the Fund. These developments also may make it more difficult for the Fund to accurately value its securities or to sell its securities on a timely basis. These developments, including rising interest rates, could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to investors. These developments also may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, leading to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the Fund’s NAV.

Economic Recession or Downturn Risk. Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. A prolonged recession may result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.

Market Disruption and Geopolitical Risk. The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, Russia, Ukraine and other parts of the Middle East, the outbreak of infectious diseases, terrorist attacks in the U.S. and around the world, social and political discord, debt crises (such as the recent Greek crisis), sovereign debt downgrades, or the exits or potential exits of one or more countries from the EU or various trade pacts, among others, may result in market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide. The Fund does not know how long the securities markets may be affected by these events and cannot predict the effects of these and similar events in the future on the U.S. economy and securities markets. The Fund may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Fund may invest, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organization to carry out the duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested.

Government Intervention and Regulatory Risks. Instability in the financial markets over the past two decades led the U.S. government and certain foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity, including through direct purchases of equity and debt securities. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take actions that affect the regulation of the issuers in which the Fund invests in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective.

The Dodd-Frank Act contains sweeping financial legislation regarding the operation of banks, private fund managers and other financial institutions. The Dodd-Frank Act includes provisions regarding, among other things, the regulation of derivatives, the identification, monitoring and prophylactic regulation of systemic risks to financial markets, and the regulation of proprietary trading and investment activity of banking institutions. The continuing implementation of the Dodd-Frank Act and any other regulations could adversely affect the Advisers and the Fund. The Advisers may attempt to take certain actions to lessen the impact of the Dodd-Frank Act and any other legislation or regulation affecting the Fund, although no assurances can be given that such actions would be successful and no assurances can be given that such actions would not have a significant negative impact on the Fund. The ultimate impact of the Dodd-Frank Act, and any additional future legislation or regulation, is not yet certain and the Advisers and the Fund may be affected by governmental action in ways that are unforeseeable.

The SEC and its staff have also engaged in various initiatives and reviews that seek to improve and modernize the regulatory structure governing investment companies. These efforts appear to be focused on risk identification and controls in various areas, including embedded leverage through the use of derivatives and other trading practices, cybersecurity, liquidity, enhanced regulatory and public reporting requirements and the evaluation of systemic risks. On October 13, 2016, the SEC adopted new rules and forms, and amended existing rules and forms, to modernize the reporting of information provided by funds and to improve the quality and type of information that funds provide to the SEC and investors. In part, the new and amended rules and forms amended Regulation S-X and require standardized, enhanced disclosure about derivatives in the Fund’s financial statements, as well as other amendments. Any additional new rules, guidance or regulatory initiatives resulting from these efforts could increase the Fund’s expenses and impact its returns to Shareholders or, in the extreme case, impact or limit the Fund’s use of various portfolio management strategies or techniques and adversely impact the Fund.

In the aftermath of the late-2000s financial crisis, there appears to be a renewed popular, political and judicial focus on finance-related consumer protection. Financial institution practices are also subject to greater scrutiny and criticism generally. In the case of transactions between financial institutions and the general public, there may be a greater tendency toward strict interpretation of terms and legal rights in favor of the consuming public, particularly where there is a real or perceived disparity in risk allocation and/or where consumers are perceived as not having had an opportunity to exercise informed consent to the transaction. In the event of conflicting interests between retail investors holding common shares of a closed-end investment company such as the Fund and a large financial institution, a court may similarly seek to strictly interpret terms and legal rights in favor of retail investors.

Investment Terms and Timeframe Risk. Delays in investing the net proceeds of this Offering may impair the Fund’s performance. The Fund cannot assure investors that it will be able to identify any investments that meet the Fund’s investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest its assets on acceptable terms within the time period that it anticipates or at all, which could harm the Fund’s financial condition and results of operations.

Prior to investing in securities of portfolio companies, the Fund may invest primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which it expects to achieve when the Fund’s portfolio is fully invested in securities meeting its investment objective. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objective.

Restrictions on Entering into Affiliated Transactions. The Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without relying on an available exemption or the prior approval of the SEC. For purposes of the 1940 Act, the following persons are considered an affiliate of the Fund and the Fund is generally prohibited from buying any securities from or selling any securities to such affiliate: (i) any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities; (ii) any person that owns, directly or indirectly, 5% or more of the outstanding voting securities of Destra or Pinhook (or either of their respective controlling entities); or (iii) any person in which Adviser or Sub-Adviser or a person controlling or under common control with Adviser or Sub-Adviser owns, directly or indirectly, 5% or more of such person’s voting securities. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, holds more than 5% of the voting securities of the Fund, Adviser or Sub-Adviser (or either of their respective controlling entities), or is under common control with the Fund, Adviser or Sub-Adviser, the Fund is prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into “joint” transactions with such person or certain of that person’s affiliates, absent an available exemption or the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates.

In addition, the Fund is not permitted to co-invest with certain entities affiliated with Destra or Pinhook in transactions originated by Destra or Pinhook or their respective affiliates unless it first obtains an exemptive order from the SEC or co-invests alongside Destra or Pinhook or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of the Advisers and their respective affiliates, as applicable.

In addition, entering into certain transactions that are not deemed “joint” transactions (for purposes of the 1940 Act and relevant guidance from the SEC) may potentially lead to joint transactions within the meaning of the 1940 Act in the future. This may be the case, for example, with issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future joint transactions, the Advisers may avoid allocating an investment opportunity to the Fund that they would otherwise allocate, subject to the Advisers’ then-current allocation policies and any applicable exemptive orders, and to the Advisers’ obligations to allocate opportunities in a fair and equitable manner consistent with their fiduciary duties owed to the Fund and other accounts respectively advised by the Advisers and policies related to approval of investments.

Lack of Funds to Make Additional Investments Risk. The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common stock. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

Funding Future Capital Needs Risk. The net proceeds from this Offering may be used for the Fund’s investment opportunities, operating expenses and for payment of various fees and expenses, such as the Management Fee and other fees. Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and the Fund may require debt or equity financing to operate. Accordingly, in the event that the Fund develops a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to it. Consequently, if the Fund cannot obtain debt or equity financing on acceptable terms, or at all, the Fund’s ability to acquire investments and to expand the Fund’s operations will be adversely affected. As a result, the Fund would be less able to allocate its portfolio among various issuers and industries and achieve its investment objective, which may negatively impact its results of operations and reduce its ability to make distributions.

Uncertain Exit Strategies. Due to the illiquid nature of some of the positions that the Fund may acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.

Other Risks Relating to the Fund

Closed-End Interval Fund Structure; Liquidity Risks. The Fund has been organized as a non-diversified, closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Instead, the Fund will provide limited liquidity to Shareholders by offering to repurchase a limited amount of the Fund’s Shares (at least 5% but no more than 25%) quarterly. See {“Quarterly Repurchases of Shares.” The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows. Therefore, an investment in the Fund, unlike an investment in a mutual fund or listed closed-end fund, is not a liquid investment.

Competition for Investment Opportunities. The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than it does. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.

Systems Risks. The Fund depends on the Advisers to develop and implement appropriate systems for the Fund’s activities. The Fund relies extensively on computer programs and systems to evaluate certain securities based on real-time trading information, to monitor its portfolio and net capital, and to generate risk management and other reports that are critical to oversight of the Fund’s activities. In addition, certain of the Fund’s and the Advisers’ operations interface with or depend on systems operated by third parties, including market counterparties and other service providers, and the Fund or the Advisers may not be in a position to verify the risks or reliability of such third-party systems. These programs or systems may be subject to certain defects, failures or interruptions, including, but not limited to, those caused by worms, viruses and power failures. Any such defect or failure could have a material adverse effect on the Fund. For example, such failures could cause settlement of trades to fail, lead to inaccurate accounting, recording or processing of trades and cause inaccurate reports, which may affect the Fund’s ability to monitor its investment portfolio and its risks. Studies have shown that a lack of adequate systems is often a significant contributing factor to failures of funds like the Fund.

Cybersecurity Risk. As part of their business, the Advisers process, store and transmit large amounts of electronic information, including information relating to the transactions of the Fund and personally identifiable information of the Shareholders. Similarly, service providers of the Advisers or the Fund, especially the Fund’s Administrator, may process, store and transmit such information. The Advisers have procedures and systems in place that they believe are reasonably designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. The techniques used to obtain unauthorized access to data, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to the Advisers may be susceptible to compromise, leading to a breach of the Advisers’ networks. The Advisers’ systems or facilities may be susceptible to employee error or malfeasance, government surveillance, or other security threats. Online services provided by the Advisers to the Shareholders may also be susceptible to compromise. Breach of the Advisers’ information systems may cause information relating to the transactions of the Fund and personally identifiable information of the Shareholders to be lost or improperly accessed, used or disclosed.

The service providers of the Advisers and the Fund are subject to the same electronic information security threats as the Advisers. If a service provider fails to adopt or adhere to adequate data security policies, or in the event of a breach of its networks, information relating to the transactions of the Fund and personally identifiable information of the Shareholders may be lost or improperly accessed, used or disclosed.

The loss or improper access, use or disclosure of the Advisers’ or the Fund’s proprietary information may cause the Advisers or the Fund to suffer, among other things, financial loss, the disruption of its business, liability to third parties, regulatory intervention or reputational damage. Any of the foregoing events could have a material adverse effect on the Fund and the Shareholders’ investments therein.

Operational Risk. The Fund depends on the Advisers to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations may cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund relies heavily on its financial, accounting and other data processing systems. The ability of its systems to accommodate an increasing volume of transactions could also constrain the Fund’s ability to properly manage the portfolio.

Purchase Price Risk. The purchase price at which an investor purchases Shares will be determined at each daily closing and will equal the NAV per Share of the applicable class as of such date, plus the applicable Sales Load. As a result, in the event of an increase in the NAV per Share of an applicable class, an investor’s purchase price may be higher than the prior daily closing price per Share of the applicable class, and therefore an investor may receive fewer Shares than if an investor had subscribed at the prior daily closing price.

“Best-Efforts” Offering Risk. This Offering is being made on a best efforts basis, whereby Destra Capital Investments LLC (the “Distributor”) is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.

Potentially Inadequate Broker-Dealer Network Risk. The success of the Fund’s continuous offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor to establish, operate and maintain a network of Selected Broker-Dealers (defined below) to sell the Shares. If the Distributor fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund. “Selected Broker-Dealers” refers to other broker-dealers authorized by the Distributor to sell Shares that are members of The Financial Industry Regulatory Authority, Inc. (“FINRA”) or other properly licensed agents.

Fluctuations in Results. The Fund could experience fluctuations in its operating results due to a number of factors, including the Fund’s ability or inability to make investments that meet the Fund’s investment objective, the interest or dividend rates payable on the securities it acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Repurchase Risks. Quarterly repurchases by the Fund of its Shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Advisers otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. Destra may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. The Fund’s investments are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. Also, because the Fund’s investments may include securities denominated in foreign currencies, changes in currency values between the date a repurchase offer terminates and the repurchase date may also adversely affect the value of the Fund’s shares. Additionally, to the extent the Fund consistently is in a “net repurchase” position, its assets will likely decline, which will in turn increase the Fund’s expense ratio and could place the continued viability of the Fund in jeopardy. If the Fund were to liquidate after a period of net repurchases, the assets left in the Fund would likely be the Fund’s more illiquid assets, which may result in remaining Shareholders being required to hold their investment in the Fund, and be subject to changes (including declines) in value, for a prolonged period of time while the Fund seeks to liquidate its remaining investments. In such a scenario, a Shareholder could lose the entire value of his or her investment in the Fund.

Distribution Payment Risk. The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions to Shareholders may constitute a return of capital to Shareholders and will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities.

Investment Dilution Risk. The Fund’s investors do not have preemptive rights to any Shares that the Fund may issue in the future. The Fund’s Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) authorizes it to issue an unlimited number of Shares. A majority of the Board may amend the Fund’s Declaration of Trust. After an investor purchases Shares, the Board may elect to sell additional Shares or other classes of Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.

Anti-Takeover Risk. The Fund’s Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it or from attempting to change the composition of the Board. Under the Fund’s Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Trustees are elected for indefinite terms and do not stand for reelection. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred shares; and the Board may, without Shareholder action, amend the Fund’s Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.

Conflicts of Interest Risk. The Advisers and certain of their affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to: the allocation of the Advisers’ time and resources between the Fund and other investment activities; compensation payable by the Fund to Destra and its affiliates; competition with certain affiliates of the Advisers for investment opportunities; investments at different levels of an entity’s capital structure by the Fund and other clients of the Advisers, subject to the limitations of the 1940 Act; differing recommendations given by the Advisers to the Fund versus other clients; restrictions on the Advisers’ existing business relationships or use of material non-public information with respect to potential investments by the Fund; the formation of additional investment funds or entrance into other investment banking, advisory, investment advisory, and other relationships by the Advisers or their affiliates; and limitations on purchasing or selling securities to other clients of the Advisers or their respective affiliates and on entering into “joint” transactions with certain of the Fund’s, Destra’s or Pinhook’s affiliates. See “Conflicts of Interest.”

Portfolio Fair Value Risk. Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately-held companies in which the Fund may invest. Certain of the Fund’s investments may not be exchange-traded, but may, instead, be traded on a privately negotiated OTC secondary market for institutional investors. As a result, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to Destra. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. See “Determination of Net Asset Value.”

Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Fund’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments. Additionally, fair valuation processes for certain securities necessarily involve subjective judgments and assumptions about the value of an asset or liability and these judgments and assumptions may ultimately be incorrect.

ASC 820 and Other Changes in Accounting Rules. The Fund’s assets and liabilities are valued in accordance with the valuation policies set forth herein, subject to the policies and control of the Board. However, for purposes of preparing the Fund’s annual audited financial statements, which are prepared in accordance with GAAP, certain of the Fund’s assets and liabilities may be valued in a manner that while consistent with GAAP, is different from the manner in which such assets are valued in accordance with the valuation policies set forth herein.

Specifically, for purposes of GAAP-compliant financial reporting, the Fund is required to follow a specific framework for measuring the fair value of its assets and liabilities, and is required to provide certain additional disclosures regarding the use of fair value measurements in their audited financial statements. Many of these requirements are set forth in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines and establishes a framework for measuring fair value under GAAP and expands financial statement disclosure requirements relating to fair value measurements. Other valuation-related requirements are contained in other provisions of GAAP, and other related Financial Accounting Standards Board (“FASB”) Statements and guidance. Additional FASB Statements and guidance, and additional provisions of GAAP, that may be adopted in the future may also impose additional, or different, specific requirements as to the valuation of assets and liabilities for purposes of GAAP-compliant financial reporting.

The Fund may determine in certain instances to value a particular asset at a different value for financial reporting purposes than the value of that same asset as determined in accordance with the valuation policies set forth herein. For example, the Fund may determine that ASC 820 may require the Fund, for purposes of GAAP-compliant financial reporting, to value its investments at values that are at a discount to the values that are determined in accordance with the valuation policies set forth herein. Conversely, under other accounting guidelines, such as those set forth in ASC No. 805, “Business Combinations,” GAAP may require investments to be priced at values that would be different than values assigned under the valuation policies.

Accordingly, to the extent that GAAP would require any of the Fund’s assets or liabilities to be valued in a manner that differs from the valuation policies set forth herein, such assets or liabilities will be valued (x) in accordance with GAAP, solely for purposes of preparing the Fund’s GAAP-compliant annual audited financial statements, and (y) in accordance with the valuation policies set forth herein, subject to the policies and control of the Board (without regard to any GAAP requirements relating to the determination of fair value), for all other purposes.

Generally, ASC 820 and other accounting rules applicable to investment funds and various assets they invest in are evolving. Such changes may adversely affect the Fund. For example, the evolution of rules governing the determination of the fair market value of assets to the extent such rules become more stringent would tend to increase the cost and/or reduce the availability of third-party determinations of fair market value. This may in turn increase the costs associated with selling assets or affect their liquidity due to inability to obtain a third-party determination of fair market value.

ASC 740 – Accounting Changes; Effect on NAV. Pursuant to FASB ASC 740, formerly known as FIN 48 (“ASC 740”), which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements, the Fund is required to determine whether a tax position, based on its technical merits, meets a more-likely-than-not recognition threshold that the position will be sustained upon examination. As a result of such a determination, the Fund may be required to recognize a contingent tax liability in its NAV calculation if the related tax position meets the recognition criterion in ASC 740 and, conversely, may be required to unrecognize a contingent tax liability in its NAV calculation if the related tax position does not meet the recognition criterion in ASC 740. In addition, the NAV of the Fund may be adjusted if an uncertain tax position is settled. Recognition and measurement of each tax position, including any tax position for which there is a lack of authority and audit experience, is determined by the Board, in its sole discretion, based on discussions with the Advisers, tax advisers and the auditor and based on the facts and circumstances known at the time. There can be no assurance that any such determination will not change over time. Adjustments made to the NAV of the Fund in connection with the recognition or unrecognition of contingent tax liabilities may have a material positive or negative effect on certain Shareholders and prospective investors, depending on the circumstances.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

Risks Relating to the Fund’s RIC Status. To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must, among other things, meet certain source-of-income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each tax year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income derived with respect to its business of investing in stock or other securities, or net income from “qualified publicly traded partnerships” (as defined in the Code). The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its tax years. As a result of these diversification requirements, the Fund may have to dispose of certain investments quickly in order to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times, and may result in substantial losses to the Fund. In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each tax year at least 90% of the sum of its “investment company taxable income” (generally its taxable ordinary income and the excess, if any, of its net short-term capital gains over its net long-term capital losses) and its net tax-exempt income (if any), to Shareholders. If the Fund fails to qualify for taxation as a RIC for any reason, it would be subject to regular corporate-level U.S. federal income taxes on all of its taxable income and gains, and the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments may require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund may invest in loans and other debt obligations that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations, which may further increase the amount that the Fund must distribute to maintain RIC status or avoid Fund-level U.S. federal income or excise taxes.

Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to Destra based on accruals that may never be realized. In addition, the deferral of paid-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.

Uncertain Tax Treatment. The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in order to seek to ensure that it distributes sufficient income so that it does not become subject to U.S. federal income or excise tax.

MANAGEMENT OF THE FUND

General

Under the Fund’s Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of four members, three of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with the laws of the State of Delaware (“Delaware law”) and the Fund’s Declaration of Trust. The Trustees serving on the Board were elected by the organizational Shareholders of the Fund. The Statement of Additional Information provides additional information about the Trustees.

Destra, located at 444 West Lake Street, Suite 1700, Chicago, IL, serves as the Fund’s investment adviser pursuant to the terms of the Investment Management Agreement and subject to the authority of, and any policies established by, the Board. Under the Investment Management Agreement, Destra manages the Fund’s investment portfolio, directs and/or oversees the investment and allocation of the portfolio and reports thereon to the Fund’s officers and Trustees regularly. Destra has engaged Pinhook to act as the Fund’s investment sub-adviser and make investment decisions for the Fund’s portfolio, subject to Destra’s oversight.

The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance and, beginning with the second anniversary of the effective date of the Investment Management Agreement, will annually review the Investment Management Agreement and the Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.

Investment Personnel

The portfolio managers primarily responsible for the day-to-day management of the Fund are Aaron Rosen and Mark C. Scalzo, each employees of Pinhook. The portfolio managers are not employed by the Fund and receive no direct compensation from the Fund in connection with their portfolio management activities. The portfolio managers’ management of the Fund is subject to Destra’s oversight. See “Management Fee” for additional information regarding the compensation payable to Destra and Pinhook.

Below is biographical information of the members of Pinhook who serve as the portfolio managers of the Fund:

Aaron Rosen – Co-Portfolio Manager – Mr. Rosen is the Fund’s Co-Portfolio Manager and serves as the Sub-Adviser’s Senior Vice President. Mr. Rosen has been employed by the Sub-Adviser since November 2014, has served the Fund as Co-Portfolio Manager since October 2017, and is responsible for portfolio management and security selection, as well as due diligence, research, valuation, and sourcing of investments. Mr. Rosen also served as the Assistant Portfolio Manager for the Fund from January 2016 until October 2017, and Director of Due Diligence for Lucia Securities, LLC and held that role from November 2014 to September 2016. Prior to joining the Sub-Adviser, Mr. Rosen served as Senior Alternative Investment Analyst for AIG Advisor Group, focusing specifically on illiquid alternatives. Before that, Mr. Rosen served as the Senior Analyst for Irongate Capital Management, LLC, where he provided an extensive range of investment management services, including research and allocation decisions on investments for a family office. Mr. Rosen graduated magna cum laude from Honors Program of Boston University with a BSBA in Finance and a minor in Economics. He holds the Series 7, 63 and 66 licenses, and he holds the Chartered Financial Analyst (CFA) designation from the CFA Institute. Mr. Rosen was elected to the 2017 and 2018 Editorial Advisory Board of Real Assets Adviser magazine, and is a member of Mensa.

Mark C. Scalzo – Co-Portfolio Manager – Mr. Scalzo, Chief Investment Officer of the Sub-Adviser, is the Fund’s Co-Portfolio Manager. Mr. Scalzo has been employed by the Sub-Adviser since June 2014, has served the Fund since March 1, 2015 and is responsible for investment management, investment strategy creation, and research communications. Mr. Scalzo is also a Registered Principal of Lucia Securities, LLC, a registered broker-dealer and member of FINRA/SIPC (“Lucia Securities”), as well as serving since November 2012 as Chief Investment Officer for, and a Managing Partner of, Validus Growth Investors, LLC, a registered investment adviser. Prior to joining the Sub-Adviser, Mr. Scalzo was Executive Vice President, Co-Portfolio Manager and Director of Research, from November 2008 to October 2012, for Aletheia. Before that, he served as Group Vice President, Mergers & Acquisitions, for Fisher Asset Management, LLC, a registered investment adviser. Mr. Scalzo graduated cum laude from The Wharton School at the University of Pennsylvania with a B.S. in economics. He holds the Series 65 (Investment Advisor Representative) license with Pinhook Capital, LLC (f/k/a LCM Investment Management, LLC and FINRA Series 7, 24 and 79 licenses with Lucia Securities.

The Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed, and ownership of the Fund’s shares.

Control Persons and Principal Holders of Securities

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of May 30, 2019, no shareholder is deemed to control the Fund because none had voting authority with respect to more than 25% of the value of the outstanding interests in the Fund on such date.

Administrative Services

The Fund has retained the Administrator, Gemini Fund Services, LLC, (“GFS” or the “Administrator”) located at 80 Arkay Drive, Hauppauge, NY, 11788, to provide administrative services, provide accounting services, serve as the Fund’s distribution paying agent, transfer agent, registrar and to assist with operational needs. GFS provides such services to the Fund pursuant to a fund services agreement between the Fund and the GFS (the “Fund Services Agreement”). The Administrator is responsible directly or through its agents for, among other things, providing the following services to each of the Fund; (1) maintaining a list of Shareholders and generally performing all actions related to the issuance and repurchase of Shares of the Fund, if any, including delivery of trade confirmations and capital statements; (2) providing certain administrative, clerical and bookkeeping services; (3) providing transfer agency services, services related to the payment of distributions, and accounting services; (4) computing the NAV of the Fund in accordance with U.S. generally accepted accounting principles (“GAAP”) and procedures defined in consultation with the Investment Manager; (5) overseeing the preparation of semi-annual and annual financial statements of the Fund in accordance with GAAP, quarterly reports of the operations of the Fund and information required for tax returns; (6) supervising regulatory compliance matters and preparing certain regulatory filings; and (7) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Advisers.

In consideration for these services, the Fund pays the Administrator $474,487 annually (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund, and receives a fee for transfer agency services, fund accounting and tax services. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.

The Administration Agreement provides that, in the absence of bad faith, gross negligence, fraud or willful misconduct in the performance of its duties and obligations under the Administration Agreement, the Administrator will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission in connection with the performance of administration services for the Fund. The Administration Agreement also provides for indemnification of the Administrator against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the Administrator’s bad faith, gross negligence, fraud, reckless disregard or willful misconduct in the performance of its duties to the Fund.

Custodian

UMB Bank, N.A., with principal offices at 928 Grand Boulevard, Kansas City, MO 64106, serves as custodian for the Fund.

FUND EXPENSES

The Fund will pay all of its expenses, or reimburse the Advisers or their affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the offering and issuance of Shares; all fees and expenses reasonably incurred in connection with the operation of the Fund; all fees and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments; quotation or valuation expenses; the Management Fee and the Administration Fee; brokerage commissions; interest and fees on any borrowings by the Fund; professional fees; research expenses (including, without limitation, expenses of consultants who perform fund manager due diligence research); fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, subcustodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund; bank services fees; costs and expenses relating to any amendment of the Declaration of Trust or other organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the Prospectus and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Advisers or their affiliates; insurance premiums; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

“Extraordinary Expenses” means all expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity; expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian, transfer agent or escrow agent.

Class A, Class T and Class C shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. Class T Shares and Class C Shares pay a Distribution Fee that accrues at an annual rate equal to 0.50% for Class T Shares and 0.75% for Class C Shares of the Fund’s average daily net assets attributable to the applicable class of Shares and is payable on a monthly basis. Class I shares are not subject to monthly shareholder servicing fees or a Distribution Fee.

The Advisers will bear all of their expenses and costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of investments. In addition, the Advisers are responsible for the payment of the compensation and expenses of those officers of the Fund affiliated with the Advisers, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Fund will bear directly certain ongoing offering costs associated with any periodic offers of Shares which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or the Shareholders.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to Shareholders.

Destra and the Fund have entered into the Expense Limitation Agreement under which, until November 30, 2020, Destra has agreed to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including, for example, options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.95% of Class A shares’ net assets, 2.45% of Class T shares’ net assets, 2.70% of Class C shares’ net assets, and 1.70% of Class I shares’ net assets (the “Expense Limitation”). In consideration of Destra’s agreement to limit the Fund’s expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when Destra reimbursed, paid or absorbed the ordinary operating expenses that are the subject of the repayment, to be exceeded. Destra may not terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Expense Limitation Agreement upon 60 days’ written notice.

Offering Costs

The Fund, either directly or through reimbursement to Destra or its affiliates, is responsible for its offering costs. Offering costs primarily include legal, accounting, printing and other expenses relating to this Offering, including costs associated with technology integration between the Fund’s systems and those of its distribution partners, marketing expenses, salaries and direct expenses of the Advisers’ personnel, employees of their affiliates and others while engaged in registering and marketing the Shares, including the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Fund. The Offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the Offering and issuance of shares will be recorded as a reduction of capital of the Fund attributable to the shares.

MANAGEMENT FEES

Management Fee

Under the Investment Management Agreement, Destra is entitled to a Management Fee, calculated and payable monthly in arrears, at the annual rate of 1.35% of the Fund’s average daily net assets during such period.

The Sub-Advisory Agreement provides that Pinhook is entitled to receive an annual sub-advisory fee from Destra equal to 50% of the net revenue received by Destra after any fee waivers, subject to a maximum sub-advisory fee of 0.675% of the Fund’s average daily net assets. Pinhook is paid by Destra out of the Management Fee Destra is paid by the Fund. Pinhook served as the investment adviser to the Fund until November 30, 2018.

Investment Management Agreement and Sub-Advisory Agreement

The Investment Management Agreement and Sub-Advisory Agreement were approved by the Board and the Fund’s Shareholders and became effective November 30, 2018. Such approvals were made in accordance with, and on the basis of an evaluation satisfactory to the Board as required by, Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder. A discussion regarding the basis for the approval of the Investment Management Agreement and Sub-Advisory Agreement by the Board will be available in the Fund’s next annual report to Shareholders.

The Investment Management Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by Destra or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Management Agreement with Destra should be terminated, by the Fund. The Investment Management Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act).

The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by Pinhook or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Sub-Advisory Agreement with Pinhook should be terminated. The Sub-Advisory Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act) or the termination of the Investment Management Agreement.

DETERMINATION OF NET ASSET VALUE

The Fund determines the NAV of Shares on each day that the NYSE is open for business as of the close of the regular trading session. Each Class A Share and Class T Share will be offered at NAV plus the applicable Sales Load, and each Class I Share will be offered at NAV. The Fund calculates NAV per Share on a class-specific basis. The NAV of a class of Shares depends on the number of shares of the applicable class outstanding at the time the NAV of the applicable share class is determined. As such, the NAV of each class of Shares may vary if the Fund sells different amounts of Shares per class. The Fund’s assets and liabilities are valued in accordance with the principles set forth below.

Destra values the Fund’s assets in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process, which was approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value or NAV in the case of mutual funds. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to Destra. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

When determining the fair value of an asset, Destra seeks to determine the price that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date, in accordance with ASC Topic 820. Fair value determinations are based upon all available inputs that Destra deems relevant, with input from the Sub-Adviser, which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services. However, determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Fund’s financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Fund’s financial statements.

For purposes of calculating NAV, Destra uses the following valuation methods:

In determining net asset value, portfolio instruments generally are valued using prices provided by independent pricing services or obtained from other sources, such as broker-dealer quotations. Exchange-traded instruments generally are valued at the last reported sales price or official closing price on an exchange, if available. Independent pricing services typically value non-exchange-traded instruments utilizing a range of market-based inputs and assumptions, including readily available market quotations obtained from broker-dealers making markets in such instruments, cash flows, and transactions for comparable instruments. In pricing certain instruments, the pricing services may consider information about an instrument’s issuer or market activity provided by the Fund’s Sub-Adviser. Non-U.S. securities and currency are valued in U.S. dollars based on non-U.S. currency exchange rate quotations supplied by an independent quotation service.

For non-U.S. traded securities whose principal local markets close before the close of the NYSE, the Fund may adjust the local closing price based upon such factors as developments in non-U.S. markets, the performance of U.S. securities markets and the performance of instruments trading in U.S. markets that represent non-U.S. securities. The Fund may rely on an independent fair valuation service in making any such fair value determinations. If the Fund holds portfolio instruments that are primarily listed on non-U.S. exchanges, the value of such instruments may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

In certain situations, Destra, with input from Pinhook, may use the fair value of a portfolio instrument if such portfolio instrument is not priced by a pricing service, if the pricing service’s price is deemed unreliable or if events occur after the close of a securities market (usually a foreign market) and before the Fund values its assets that would materially affect NAV. A portfolio instrument that is fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures. Because non-U.S. portfolio instruments may trade on days when Fund shares are not priced, the value of portfolio instruments held by the Fund can change on days when Fund shares cannot be redeemed. Destra expects to use fair value pricing primarily when a portfolio instrument is not priced by a pricing service or a pricing service’s price is deemed unreliable.

Due to the subjective nature of fair value pricing, the Fund’s value for a particular portfolio instrument may be different from the last price determined by the pricing service or the last bid or ask price in the market.

Other portfolio instruments held by the Fund are generally valued at market value. Certain short-term instruments maturing within 60 days or less are valued at amortized cost, which approximates market value. The value of the securities of other open-end funds held by the Fund, if any, will be calculated using the NAV of such open-end funds, and the prospectuses for such open-end funds explain the circumstances under which they use fair value pricing and the effects of using fair value pricing.

Below is a description of factors that may be considered when valuing securities for which no active secondary market exists.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, these factors may be incorporated into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of the collateral securing its debt investments.

For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

For equity interests, various factors may be considered in determining fair value, including but not limited to multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”), cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Fund’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or an acquisition, recapitalization, restructuring or other related items.

Other factors that may be considered in valuing securities include private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies, the acquisition price of such investment or industry practices in determining fair value. Destra may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/ or the size of the portfolio company relative to comparable firms, as well as such other factors as Destra, in consultation with any third-party valuation or pricing service, if applicable, may consider relevant in assessing fair value.

If the Fund receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Such warrants or other equity securities will subsequently be valued at fair value.

Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security, where applicable.

If events materially affecting the price of foreign portfolio securities occur between the time when their price was last determined on such foreign securities exchange or market and the time when the Fund’s NAV was last calculated (for example, movements in certain U.S. securities indices which demonstrate strong correlation to movements in certain foreign securities markets), such securities may be valued at their fair value as determined in good faith in accordance with procedures established by the Board. For purposes of calculating NAV, all assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at prevailing exchange rates as may be determined in good faith by Destra, under the supervision of the Board.

Swaps typically will be valued using valuations provided by a third-party pricing service. Such pricing service valuations generally will be based on the present value of fixed and projected floating rate cash flows over the term of the swap contract and, in the case of credit default swaps, generally will be based on credit spread quotations obtained from broker-dealers and expected default recovery rates determined by the third-party pricing service using proprietary models. Future cash flows will be discounted to their present value using swap rates provided by electronic data services or by broker-dealers.

While the Fund’s policy is intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Fund cannot ensure that fair values determined by Destra would accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Fund may differ from the value that would be realized if the securities were sold. The Fund will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. The Fund believes that these prices will be reliable indicators of fair value.

CONFLICTS OF INTEREST

The Adviser, the Sub-Adviser and the portfolio managers of the Fund have interests which may conflict with the interests of the Fund.  In particular, the Adviser and the Sub-Adviser each manages and/or advises other investment funds or accounts with the same or similar investment objective and strategies as the Fund.  As a result, the Adviser, the Sub-Adviser and the Fund’s portfolio managers may devote unequal time and attention to the management of the Fund and those other funds and accounts, and may not be able to formulate as complete a strategy or identify equally attractive investment opportunities as might be the case if they were to devote substantially more attention to the management of the Fund.  The Adviser, the Sub-Adviser and the Fund’s portfolio managers may identify a limited investment opportunity that may be suitable for multiple funds and accounts, and the opportunity may be allocated among these several funds and accounts, which may limit the Fund’s ability to take full advantage of the investment opportunity.  Additionally, transaction orders may be aggregated for multiple accounts for purposes of execution, which may cause the price or brokerage costs to be less favorable to the Fund than if similar transactions were not being executed concurrently for other accounts.  Furthermore, it is theoretically possible that a portfolio manager could use the information obtained from managing a fund or account to the advantage of other funds or accounts under management, and also theoretically possible that actions could be taken (or not taken) to the detriment of the Fund.  At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and accounts should take differing positions with respect to a particular security.  In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and accounts.  For example, a portfolio manager may determine that it would be in the interest of another account to sell a security that the Fund holds, potentially resulting in a decrease in the market value of the security held by the Fund.

Conflicts potentially limiting the Fund’s investment opportunities may also arise when the Fund and other clients of the Adviser or Sub-Adviser invest in, or even conduct research relating to, different parts of an issuer’s capital structure.  In such circumstances, decisions over whether to trigger an event of default, over the terms of any workout, or how to exit an investment may result in conflicts of interest.  In order to minimize such conflicts, a portfolio manager may avoid certain investment opportunities that would potentially give rise to conflicts with other clients of the Adviser or Sub-Adviser (as applicable) or result in the Adviser or Sub-Adviser receiving material, non-public information, or the Adviser and Sub-Adviser may enact internal procedures designed to minimize such conflicts, which could have the effect of limiting the Fund’s investment opportunities.  Additionally, if the Adviser or Sub-Adviser acquires material non-public confidential information in connection with its business activities for other clients, a portfolio manager or other investment personnel may be restricted from purchasing securities or selling certain securities for the Fund or other clients.

The portfolio managers also may engage in cross trades between funds and accounts, may select brokers or dealers to execute securities transactions based in part on brokerage and research services provided to the Adviser or the Sub-Adviser which may not benefit all funds and accounts equally and may receive different amounts of financial or other benefits for managing different funds and accounts.  Finally, the Adviser, the Sub-Adviser and their affiliates may provide more services to some types of funds and accounts than others.

To address the types of conflicts referred to above, Destra and Pinhook have adopted policies and procedures under which they will detect, manage or mitigate the conflicts.

QUARTERLY REPURCHASES OF SHARES

No Right of Redemption

No Shareholder will have the right to require the Fund to redeem its Shares. No public market exists for the Shares, and none is expected to develop. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to Shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase a specified percentage of its outstanding Shares at the NAV at regular intervals.

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% and no more than 25% of the outstanding Shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to Shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the purchase payment date (each a “Purchase Payment Date”), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of Shares of each Share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the NAV of the respective Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-601-3841 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the Shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of Shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (including cash and borrowings) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than Destra otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. Destra intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a Shareholder’s only means of liquidity with respect to his or her Shares. Shareholders have no rights to redeem or transfer their Shares. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for its Shares to exist in the future.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The following description is based on relevant portions of the Delaware Statutory Trust Act and on the Fund’s Amended and Restated Agreement and Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act and the Fund’s Declaration of Trust and bylaws, copies of which are filed with the books and records of the Fund, for a more detailed description of the provisions summarized below.

Shares of Beneficial Interest

The Fund is authorized to issue an unlimited number of shares of beneficial interest, par value $0.001 per share. The Fund’s Declaration of Trust permits the Board to classify or reclassify any of the Fund’s unissued Shares into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of each class or series of Shares. A majority of the Board, without action by the Fund’s Shareholders, may amend the Fund’s Declaration of Trust from time to time to increase or decrease the aggregate number of Shares or may increase or decrease the number of Shares of any class or series that the Fund has authority to issue; provided, that any such amendment or Board action may not change the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of any issued and outstanding Shares.

The Fund offers four classes of Shares: Class I Shares, Class A Shares, Class T Shares and Class C Shares.

The Fund has been granted exemptive relief by the SEC permitting the Fund to offer multiple classes of Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” The details of each Share class are set forth in “Distribution of Shares.”

There is currently no market for the Shares, including Class I Shares, Class A Shares, Class T Shares and Class C Shares, and the Fund does not expect that a market for the Shares will develop. Pursuant to the Fund’s Declaration of Trust and as permitted by Delaware law, Shareholders generally will not be personally liable for the Fund’s debts or obligations.

Set forth below is a chart describing the classes of the Fund’s securities outstanding as of May 30, 2019:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding Exclusive of Amount Under Column (3)
Class I Shares	Unlimited*	None	1,600,471.138
Class A Shares	Unlimited*	None	7,741,032.094
Class T Shares	Unlimited*	None	351,163.857
Class C Shares	Unlimited*	None	1,159,045.170

*  subject to a $5 billion limit on the Fund

Common Shares
Under the terms of the Fund’s Declaration of Trust, all issued Shares will be fully paid and non-assessable. Distributions may be paid to the holders of the Fund’s Class I Shares, Class A Shares, Class T Shares and Class C Shares (which shall be done pro rata among the Shareholders of a specific class) at the same time and in different per share amounts on such Class I Shares, Class A Shares, Class T Shares and Class C Shares if, as and when authorized and declared by the Board. Each class of Shares shall represent beneficial interests in all of the Fund’s assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption (if any) as each other class of Shares except for such differences as are set forth in the Fund’s Declaration of Trust or any resolution of the Board. Except as may be provided by the Board in setting the terms of classified or reclassified Shares, Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Fund’s Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares. In addition, the Shares are not subject to any mandatory redemption obligations by the Fund. In the event of the Fund’s liquidation, dissolution or winding up, each share of a class of Shares would be entitled to be paid, out of the Fund’s assets that are legally available for distribution to the Shareholders after the Fund pays or makes reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of the Fund’s preferred shares, if any preferred shares are outstanding at such time, a liquidation payment equal to the NAV per share of such class; provided, however, that if the Fund’s available assets are insufficient to pay in full the above described liquidation payment, then such assets, or the proceeds thereof, shall be distributed among the holders of Shares of each class of Shares ratably in the same proportion as the respective amounts that would be payable on such Shares of each class of Shares if all amounts payable thereon were paid in full. Class I Shares, Class A Shares, Class T Shares and Class C Shares will vote together as a single class, and each Share will be entitled to one vote on all matters submitted to a vote of Shareholders, including the election of trustees, and subject to the express terms of any class or series of preferred shares, Shareholders shall have the exclusive right to vote on all matters as to which a Shareholder is entitled to vote pursuant to applicable law at all meetings of Shareholders; provided, however, that the holders of a class of Shares will have (i) exclusive voting rights on any matter that affects only the interests of such class of Shares, and (ii) voting rights as set forth in Rule 18f-3(a)(2)-(3) promulgated under the 1940 Act. There will be no cumulative voting in the election of trustees or on any other matter. Under the Fund’s Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders, or in the future in compliance with the requirements of any exchange on which Shares may be listed in the future.

Preferred Shares and Other Securities
The Fund’s Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to the shares and before any purchase of shares is made, the total asset value of the Fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares, and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Under the Fund’s Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Fund’s Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position.

The Fund has entered into the Investment Management Agreement with Destra. The Investment Management Agreement provides that, in the absence of willful misfeasance, gross negligence or reckless disregard for its obligations and duties thereunder, Destra and any of its affiliates and controlling persons will not be liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Destra has entered into the Sub-Advisory Agreement with Pinhook. The Sub-Advisory Agreement provides that, in the absence of willful misconduct, bad faith, reckless disregard or gross negligence for its obligations and duties thereunder, Pinhook is not liable for any error of judgment or mistake of law or for any loss the Fund suffers. In addition, the Sub-Advisory Agreement provides that Pinhook will indemnify the Fund, Destra and any of their respective affiliates and controlling persons for any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses), which the Fund, Destra or any of their respective affiliates and controlling persons may sustain as a result of Pinhook’s willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder or violation of applicable law.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Fund’s Declaration of Trust provides that the number of Trustees shall be no less than one. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been duly elected and qualified pursuant to the Fund’s Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.

The Fund’s Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter.

As July 1, 2019, the Fund had a total of 4 members of the Board, 3 of whom were Independent Trustees. Pursuant to the 1940 Act, at least 40% of the members of the Board must be Independent Trustees.

Action by Shareholders

The Fund’s Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Fund’s Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.

Amendment of Declaration of Trust and Bylaws

Subject to the provisions of the 1940 Act, pursuant to the Fund’s Declaration of Trust, the Board may amend the Declaration of Trust without any vote of Shareholders, except Shareholders shall have the right to vote: (i) on any amendment that would adversely affect to a material degree the rights and preferences of the Shares of any series or class already issued; (ii) on any amendment for which such vote is required by law; and (iii) on any amendment submitted to Shareholders by the Board. Pursuant to the Fund’s Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.

Conflict with Applicable Laws and Regulations

The Fund’s Declaration of Trust provides that if and to the extent that any provision of the Fund’s Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Fund’s Declaration of Trust from the time when such provisions became inconsistent with such laws or regulations; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

TAX ASPECTS

The following discussion is a general summary of U.S. federal income tax considerations generally applicable to the Fund and its investors. Except as otherwise noted, this discussion assumes you are a taxable U.S. person (as defined for U.S. federal income tax purposes) and that you hold your Shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion is based upon current provisions of the Code, the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No attempt is made to present a detailed explanation of all U.S. federal income tax concerns affecting the Fund and Shareholders (including Shareholders subject to special rules under U.S. federal income tax law).

The discussions set forth herein do not constitute tax advice. The Fund has not sought and will not seek any ruling from the IRS regarding any matters discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those set forth below. This summary does not discuss any aspects of foreign, state or local tax. Prospective investors must consult their own tax advisers as to the U.S. federal income tax consequences (including the alternative minimum tax consequences) of acquiring, holding and disposing of the Fund’s Shares, as well as the effects of state, local and non-U.S. tax laws.

Taxation of the Fund

The Fund intends to elect to be treated and to qualify to be taxed as a RIC under Subchapter M of the Code. In order to qualify as a RIC, the Fund must, among other things, satisfy certain requirements relating to the sources of its income, diversification of its assets, and distribution of its income to Shareholders. First, the Fund must derive at least 90% of its annual gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options) derived with respect to its business of investing in such stock, securities or foreign currencies, and (b) net income derived from interests in “qualified publicly traded partnerships” (as defined below). Second, the Fund must diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets consists of cash, cash items, U.S. government securities, the securities of other RICs and other securities, with such other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the total assets of the Fund is invested in the securities (other than U.S. government securities and the securities of other RICs) of any one issuer, any two or more issuers controlled by the Fund and that are determined to be engaged in the same, similar or related trades or businesses, or any one or more “qualified publicly traded partnerships.” Generally, a qualified publicly traded partnership is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof) and that derives less than 90% of its gross income from the items described in clause (a) above. Income from the Fund’s investments in equity interests of other entities treated as partnerships for U.S. federal income tax purposes will be qualifying income for purposes of the income test described above to the extent it is attributable to items of partnership income that would be qualifying income if earned directly by the Fund.

As long as the Fund qualifies as a RIC, the Fund will generally not be subject to corporate-level U.S. federal income tax on income and gains that it distributes each taxable year to Shareholders, provided that in such taxable year it distributes at least 90% of the sum of (i) its “investment company taxable income” (which includes, among other items, dividends, taxable interest, income from securities lending, net short-term capital gain in excess of net long-term capital loss, and any other taxable income other than “net capital gain” (as defined below), reduced by deductible expenses) determined without regard to the deduction for dividends paid, and (ii) the Fund’s net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions), if any. The Fund may retain for investment its net capital gain (which consists of the excess of its net long-term capital gain over its net short-term capital loss). However, if the Fund retains any net capital gain or any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained.

The Code imposes a 4% nondeductible excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year at least the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year. In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. For purposes of the excise tax, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax. Although the Fund intends to distribute any income and capital gain in a manner necessary to minimize the imposition of the 4% nondeductible excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to entirely avoid the imposition of the excise tax. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.

If in any taxable year the Fund should fail to qualify under Subchapter M of the Code for tax treatment as a RIC, the Fund would incur a regular corporate U.S. federal income tax upon all of its taxable income (including net capital gain) for that year, and all distributions to Shareholders (including distributions of net capital gain) would be taxable to Shareholders as ordinary dividend income for U.S. federal income tax purposes to the extent of the Fund’s current or accumulated earnings and profits. Provided that certain holding period and other requirements are met, such dividends would, however, be eligible (i) to be treated as qualified dividend income eligible to be taxed at long-term capital gain rates in the case individual Shareholders and (ii) for the dividends-received deduction in the case of corporate Shareholders. To qualify again to be taxed as a RIC in a subsequent year, the Fund would be required to distribute to Shareholders its earnings and profits attributable to non-RIC years. In addition, if the Fund failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, the Fund would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Fund had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.

The remainder of this discussion assumes that the Fund qualifies for taxation as a RIC.

The Fund’s Investments

Any investment by the Fund in equity securities of REITs may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund Shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and to distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income. Fund distribution payments that are attributable to qualified REIT dividends received by the Fund may be designated by the Fund as Section 199A dividends, which may be taxed to individuals and other non-corporate Shareholders at a reduced effective federal income tax rate.

The Fund may invest in REITs that hold residual interests in real estate mortgage investment conduits (“REMICs”). Under Treasury regulations that have not yet been issued, but may apply retroactively, a portion of the Fund’s income from a REIT that is attributable to the REIT’s residual interest in a REMIC (referred to in the Code as an “excess inclusion”) will be subject to federal income tax in all events. These regulations are also expected to provide that excess inclusion income of a regulated investment company, such as the Fund, will be allocated to Shareholders of the regulated investment company in proportion to the dividends received by such Shareholders, with the same consequences as if the Shareholders held the related REMIC residual interest directly. The IRS in Notice 2006-97 set forth some basic principles for the application of these rules until such regulations are issued. In general, the applicable rules under the Code and expected rules under the regulations will provide that the excess inclusion income allocated to Shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on unrelated business income, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a foreign shareholder, will not qualify for any reduction in U.S. federal withholding tax. In addition, if at any time during any taxable year a “disqualified organization” (as defined in the Code to include governmental units, tax-exempt entities and certain cooperatives) is a record holder of a share in a regulated investment company, then the regulated investment company will be subject to a tax equal to that portion of its excess inclusion income for the taxable year that is allocable to the disqualified organization, multiplied by the highest federal income tax rate imposed on corporations.

Certain debt securities acquired by the Fund may be treated as debt securities that were originally issued at a discount. Generally, the amount of the original issue discount is treated as interest income and is included in taxable income (and required to be distributed by the Fund in order to qualify as a RIC and avoid U.S. federal income tax or the 4% excise tax on undistributed income) over the term of the security, even though payment of that amount is not received until a later time, usually when the debt security matures.

If the Fund purchases a debt security on a secondary market at a price lower than its adjusted issue price, the excess of the adjusted issue price over the purchase price is “market discount.” Unless the Fund makes an election to accrue market discount on a current basis, generally, any gain realized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on the debt security. Market discount generally accrues in equal daily installments. If the Fund ultimately collects less on the debt instrument than its purchase price plus the market discount previously included in income, the Fund may not be able to benefit from any offsetting loss deductions.

The Fund may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the Fund, potentially requiring the Fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to RICs under the Code.

The Fund may invest a portion of its assets in below investment grade securities, commonly known as “junk” securities. Investments in these types of securities may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income and whether modifications or exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues could affect the Fund’s ability to distribute sufficient income to preserve its status as a RIC or to avoid the imposition of U.S. federal income or excise tax.

Gain or loss on the sale of securities by the Fund will generally be long-term capital gain or loss if the securities have been held by the Fund for more than one year. Gain or loss on the sale of securities held for one year or less will generally be short-term capital gain or loss.

Because the Fund may invest in foreign securities, its income from such securities may be subject to non-U.S. taxes. The Fund does not expect that it will be eligible to elect to “pass through” to Shareholders the ability to use the foreign tax deduction or foreign tax credit for foreign taxes paid by the Fund with respect to qualifying taxes.

Income from options on individual securities written by the Fund will not be recognized by the Fund for tax purposes until an option is exercised, lapses or is subject to a “closing transaction” (as defined by applicable regulations) pursuant to which the Fund’s obligations with respect to the option are otherwise terminated. If the option lapses without exercise, the premiums received by the Fund from the writing of such options will generally be characterized as short-term capital gain. If the Fund enters into a closing transaction, the difference between the premiums received and the amount paid by the Fund to close out its position will generally be treated as short-term capital gain or loss. If an option written by the Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of the security, and the character of any gain on such sale of the underlying security as short-term or long-term capital gain will depend on the holding period of the Fund in the underlying security. With respect to a put or call option that is purchased by the Fund, if the option is sold, any resulting gain or loss will be a capital gain or loss, and will be short-term or long-term, depending upon the holding period for the option. If the option expires, the resulting loss is a capital loss and is short-term or long-term, depending upon the holding period for the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss. Because the Fund will not have control over the exercise of the options it writes, such exercises or other required sales of the underlying securities may cause the Fund to realize gains or losses at inopportune times.

Options on indices of securities and sectors of securities that qualify as “section 1256 contracts” will generally be “marked-to-market” for U.S. federal income tax purposes. As a result, the Fund will generally recognize gain or loss on the last day of each taxable year equal to the difference between the value of the option on that date and the adjusted basis of the option. The adjusted basis of the option will consequently be increased by such gain or decreased by such loss. Any gain or loss with respect to options on indices and sectors that qualify as “section 1256 contracts” will be treated as short-term capital gain or loss to the extent of 40% of such gain or loss and long-term capital gain or loss to the extent of 60% of such gain or loss. Because the mark-to-market rules may cause the Fund to recognize gain in advance of the receipt of cash, the Fund may be required to dispose of investments in order to meet its distribution requirements. “Mark-to-market” losses may be suspended or otherwise limited if such losses are part of a straddle or similar transaction.

The Fund’s transactions in foreign currencies, options (including options on foreign currencies) and short sales, to the extent permitted, will be subject to special provisions of the Code (including provisions relating to “hedging transactions,” “straddles” and “constructive sales”) that may, among other things, affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer Fund losses. These rules could therefore affect the character, amount and timing of distributions to Shareholders.

Taxation of Shareholders

The Fund may either distribute or retain for reinvestment all or part of its net capital gain. If any such gain is retained, the Fund will be subject to a corporate income tax on such retained amount. In that event, the Fund may report the retained amount as undistributed capital gain in a notice to Shareholders, each of whom, if subject to U.S. federal income tax on long-term capital gains, (i) will be required to include in income for U.S. federal income tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its Shares by the amount of undistributed capital gains included in the Shareholder’s income less the tax deemed paid by the Shareholder under clause (ii).

Distributions paid to you by the Fund from its net capital gain, if any, that the Fund properly reports as capital gain dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long you have held your Shares.

Distributions of “qualifying dividends” will also generally be taxable to you at long-term capital gain rates, as long as certain requirements are met. In general, if 95% or more of the gross income of a Fund (other than net capital gain) consists of dividends received from domestic corporations or “qualified” foreign corporations (“qualifying dividends”) and when certain other requirements are met, then all distributions paid by the Fund to individual, trust or estate Shareholders will be treated as qualifying dividends. But if less than 95% of the gross income of a Fund (other than net capital gain) consists of qualifying dividends, then distributions paid by the Fund to individual, trust or estate Shareholders will be qualifying dividends only to the extent they are derived from qualifying dividends earned by the Fund. For the lower rates to apply, you must have owned your Fund Shares for at least 61 days during the 121-day period beginning on the date that is 60 days before the Fund’s ex-dividend date (and the Fund will need to have met a similar holding period requirement with respect to the shares of the corporation paying the qualifying dividend). The amount of the Fund’s distributions that qualify for this favorable treatment may be reduced as a result of the Fund’s securities lending activities (if any), a high portfolio turnover rate or investments in debt securities or “non-qualified” foreign corporations.

A portion of distributions paid by the Fund to Shareholders who are corporations also may qualify for the dividends received deduction for corporations, subject to certain holding period requirements and debt financing limitations. The amount of the dividends qualifying for this deduction may, however, be reduced as a result of the Fund’s securities lending activities (if any), by a high portfolio turnover rate or by investments in debt securities or foreign corporations.

To the extent that the Fund invests a portion of its assets in entities that qualify as REITs for U.S. federal income tax purposes, master limited partnerships, or foreign corporations that are not “qualified” foreign corporations, distributions attributable to the dividends from those entities will generally not constitute qualifying dividends. Accordingly, except as provided below, investors in the Fund should anticipate that all or a portion of the dividends they receive may be taxable at the higher rates generally applicable to ordinary income. In addition, a portion of gains distributed attributable to distributions of “unrecaptured” Section 1250 gain of master limited partnerships is subject to tax at a maximum rate of 25%.

The Fund may make distributions to you of “Section 199A dividends” with respect to qualified dividends that it receives with respect to its investments in REITs. A Section 199A dividend is any dividend or part of such dividend that a Fund pays to its Shareholders and reports as a Section 199A dividend in written statements furnished to its Shareholders. Distributions paid by the Fund that are eligible to be treated as Section 199A dividends for a taxable year may not exceed the “qualified REIT dividends” received by the Fund from REITs reduced by the Fund’s allocable expenses. Section 199A dividends may be taxed to individuals and other non-corporate Shareholders at a reduced effective federal income tax rate, provided the Shareholder receiving the dividends has satisfied a holding period requirement for the Fund’s Shares and satisfied certain other conditions. For the lower rates to apply, you must have owned your Fund Shares for at least 46 days during the 91-day period beginning on the date that is 45 days before the Fund’s ex-dividend date, but only to the extent that the Shareholder is not under an obligation (under a short-sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

Any distributions you receive that are in excess of your share of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in your Shares, and thereafter as capital gain from the sale of your Shares. The amount of any Fund distribution that is treated as a tax-free return of capital will reduce your adjusted tax basis in your Shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your Shares.

Shareholders may be entitled to offset their capital gain dividends (but not dividends treated as qualified dividend income) with capital losses. The Code contains a number of statutory provisions affecting when capital losses may be offset against capital gain, and limiting the use of losses from certain investments and activities. Accordingly, Shareholders that have capital losses are urged to consult their tax advisers.

Dividends and other taxable distributions are taxable to you even though they are reinvested in additional Shares of the Fund. Dividends and other distributions paid by the Fund are generally treated under the Code as received by you at the time the dividend or distribution is made. If, however, the Fund pays you a dividend in January that was declared in the previous October, November or December to Shareholders of record on a specified date in one of such months, then such dividend will be treated for U.S. federal income tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend was declared. In addition, certain other distributions made after the close of the Fund’s taxable year may be “spilled back” and treated as paid by the Fund (except for purposes of the 4% nondeductible excise tax) during such taxable year. In such case, you will be treated as having received such dividends in the taxable year in which the distributions were actually made.

The price of Shares purchased at any time may reflect the amount of a forthcoming distribution. Those purchasing Shares just prior to the record date of a distribution will receive a distribution which will be taxable to them even though it represents, economically, a return of invested capital.

The Fund will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Fund.

Except as discussed below in the case of a repurchase of Shares, the sale or other disposition of Shares will generally result in capital gain or loss to you and will be long-term capital gain or loss if you have held such Shares for more than one year at the time of sale. Any loss upon the sale or other disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you with respect to such Shares. Any loss you recognize on a sale or other disposition of Shares will be disallowed if you acquire other identical Shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the Shares. In such case, your tax basis in the Shares acquired will be adjusted to reflect the disallowed loss.

In general, a repurchase of Shares should be treated as a sale or exchange of such Shares under section 302 of the Code, if the receipt of cash (a) is “substantially disproportionate” with respect to the Shareholder, (b) results in a “complete redemption” of the Shareholder’s interest, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in the Shareholder’s proportionate interest in the Fund and where the Shareholder owns less than 50% of the voting power of all classes entitled to vote. A “complete redemption” of a Shareholder’s interest generally requires that all Shares of the Fund owned by such Shareholder be disposed of. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s proportionate interest in the Fund, which should result if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his proportionate interest in the Fund. In determining whether any of these tests has been met, any Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in section 318 of the Code, generally must be taken into account.

Current U.S. federal income tax law taxes both long-term and short-term capital gain of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, short-term capital gain is currently taxed at rates applicable to ordinary income while long-term capital gain generally is taxed at a reduced maximum rate.

Certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a part of their “net investment income,” which includes dividends received from the Fund and capital gains from the sale or other disposition of the Fund’s stock.

A Shareholder that is a nonresident alien individual or a foreign corporation (a “foreign investor”) generally will be subject to U.S. federal withholding tax at the rate of 30% (or possibly a lower rate provided by an applicable tax treaty) on ordinary income dividends (except as discussed below). In general, U.S. federal withholding tax and U.S. federal income tax will not apply to any capital gain realized by a foreign investor in respect of any distribution of net capital gain (including amounts credited as an undistributed capital gain dividend) or upon the sale or other disposition of Shares of the Fund. Different tax consequences may result if the foreign investor is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met. Foreign investors should consult their tax advisers regarding the tax consequences of investing in the Fund’s Shares.

Ordinary income dividends properly reported by a RIC are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the RIC’s “qualified net interest income” (generally, its U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the RIC is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the RIC’s “qualified short-term capital gains” (generally, the excess of the RIC’s net short-term capital gain over its long-term capital loss for such taxable year). Depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign investor needs to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute Form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund reports the payment as qualified net interest income or qualified short-term capital gain. Foreign investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

In addition, with respect to Shares held by certain foreign financial institutions (including investment funds), a U.S. withholding at a rate of 30% will be imposed on dividends unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to Shares in, and accounts maintained by, the institution to the extent such Shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which Shares of the Fund are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Shares of the Fund held by an investor that is a non-financial foreign entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the Fund or applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. The Fund will not pay any additional amounts to Shareholders in respect of any amounts withheld. Foreign investors are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in the Fund’s Shares.

U.S. federal backup withholding tax may be required on dividends, distributions and sale or redemption proceeds payable to certain non-exempt Shareholders who fail to supply their correct taxpayer identification number (in the case of individuals, generally, their social security number) or to make required certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you timely furnish the required information to the IRS.

Ordinary income dividends, capital gain dividends, and gain from the sale, redemption or other disposition of Shares of the Fund also may be subject to state, local, and/or foreign taxes. Shareholders are urged to consult their own tax advisers regarding specific questions about U.S. federal, state, local or foreign tax consequences to them of investing in the Fund.

***

The foregoing is a general and abbreviated summary of certain provisions of the Code and the Treasury Regulations presently in effect as they directly govern the taxation of the Fund and Shareholders. For complete provisions, reference should be made to the pertinent Code sections and Treasury Regulations. The Code and the Treasury Regulations are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Fund transactions. Prospective investors are advised to consult their own tax advisers for more detailed information concerning the tax consequences of an investment in the Fund.

ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund nor Destra, nor Pinhook will be a fiduciary under and within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

DISTRIBUTION OF SHARES

This is a continuous offering of Class I Shares, Class A Shares, Class T Shares and Class C Shares as permitted by the federal securities laws. Destra Capital Investments LLC located at 444 West Lake Street, Suite 1700, Chicago, Illinois 60606, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus, in the case of the Class A Shares and Class T Shares, the applicable sales load. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of Shares. In reliance on Rule 415, the Fund intends to offer to sell up to 18,666,666.66 Shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in the Shares. The Class T Shares and Class C Shares will pay the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.50% for Class T Shares and 0.75% for Class C Shares of the Fund’s average daily net assets attributable to the applicable share class and is payable on a monthly basis. Class I Shares and Class A Shares are not currently subject to a Distribution Fee. The Distributor will seek to market and otherwise promote the Fund through various “wholesale” distribution channels.

Destra or its affiliates, in Destra’s discretion and from their own resources, may pay additional compensation to Financial Intermediaries in connection with the sale and servicing of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediary’s registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, Destra or its affiliates may pay a servicing fee to financial industry professionals or firms for providing ongoing services in respect of clients with whom they have distributed certain classes of Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as may be necessary with respect to such accounts.

The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith, or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for Destra and its affiliates in the ordinary course of business.

Automatic Investment Plan–Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $25 into your established Fund account on specified days on a monthly, quarterly, semi-annual or annual basis. Please contact the Fund at 1-855-601-3841 or Destra Multi-Alternative Fund, c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788 for more information about the Fund’s Automatic Investment Plan.

Purchase Terms

The minimum initial investment by a shareholder is $1,000,000 for Class I Shares and $2,500 for Class A Shares, Class T Shares and Class C Shares, respectively. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. All Share purchases are subject to approval by Destra. The Fund reserves the right to waive investment minimums. The Fund may permit a Financial Intermediary to waive the initial minimum per Shareholder for Class I Shares in the following situations: broker-dealers purchasing Class I Shares for clients in broker-sponsored fee-based advisory programs; Financial Intermediaries with clients of a registered investment advisor (RIA) purchasing Class I Shares in fee-based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Shares are offered for sale through the Distributor at NAV plus the applicable sales load, if any. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.

Share Class Considerations

When selecting a Share class, you should consider the following:

●	which Share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the Shares; and

●	total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase. Investors should consult with their Financial Intermediary regarding the sales load and any additional fees or charges their Financial Intermediary might impose on each class of shares.

Class I Shares

Class I Shares are sold at the then-current NAV per Class I Share and are not subject to any upfront sales charge. While Class I Shares are not subject to a sales load, investors may be required to pay a brokerage commission and/or other forms of compensation on purchases of Class I Shares to their Financial Intermediary. The following additional feature should be taken into account when purchasing Class I Shares:

●	a minimum initial investment of $1,000,000 (the Fund reserves the right to waive investment minimums).

Class I Shares may only be available through certain Financial Intermediaries. Because the Class I Shares of the Fund are sold at the prevailing NAV per Class I Share without an upfront Sales Load, the entire amount of your purchase is invested immediately.

Class A Shares

Investors purchasing Class A Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.50% to 5.75%, as set forth in the table below. A reallowance to participating broker dealers will be made by the Distributor from the Sales Load paid by each investor. The following Sales Loads apply to your purchases of Class A Shares of the Fund:

Amount Purchased	Dealer Reallowance*	Distribution Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $100,000	5.00%	None	5.75%	6.10%
$100,000-$249,999	4.00%	None	4.75%	4.99%
$250,000-$499,999	3.00%	None	3.75%	3.90%
$500,000-$999,999	2.00%	None	2.50%	2.56%
$1,000,000 and Above	1.00%	None	1.50%	1.52%

*	Gross Dealer Concession paid to participating broker-dealers.

The following are additional features that should be taken into account when purchasing Class A Shares of the Fund:

●	a minimum initial investment of $2,500 (the Fund reserves the right to waive investment minimums); and

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A Shares.

Class T Shares

Investors purchasing Class T Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.00% to 3.00%, as set forth in the table below. A reallowance to participating broker dealers will be made by the Distributor from the Sales Load paid by each investor. The following Sales Loads apply to your purchases of Class T Shares of the Fund:

Amount Purchased	Dealer Reallowance*	Distribution Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $250,000	3.00%	0.50%	3.00%	3.09%
$250,000-$999,999	2.00%	0.50%	2.00%	2.04%

Amount Purchased	Dealer Reallowance*	Distribution Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
$1,000,000 and Above	1.00%	0.50%	1.00%	1.01%

* Gross Dealer Concession paid to participating broker-dealers.

The following are additional features that should be taken into account when purchasing Class T Shares:

●	a minimum initial investment of $2,500 (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class T Shares; and

●	a monthly Distribution Fee which will accrue at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to Class T Shares.

Class C Shares

Class C Shares are sold at the then-current NAV per Class C Share and are not subject to any upfront sales charge. While Class I Shares are not subject to a sales load, investors may be required to pay a brokerage commission and/or other forms of compensation on purchases of Class C Shares to their Financial Intermediary. The following additional feature should be taken into account when purchasing Class C Shares:

The following are additional features that should be taken into account when purchasing Class C Shares:

●	a minimum initial investment of $2,500 (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C Shares; and

●	a monthly Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C Shares.

Potential Sales Charge Waiver

Purchases of Class A Shares and Class T Shares may be made without a sales charge (i.e., “load-waived”) when they are:

●	reinvesting distributions through the DRP. See “Distributions”;

●	purchases by (i) directors, officers and employees of Destra and its affiliates, (ii) Trustees and officers of the Fund, and (iii) directors and officers of any sub-adviser to a fund advised by Destra, including retired persons who formerly held such positions and immediate family members of such purchasers (immediate family members are defined as spouses, domestic partners, parents and children);

●	purchases:

●	for eligible retirement or benefit plans made through Financial Intermediaries that perform participant recordkeeping or other administrative services for the plans;

●	as a trustee or custodian of any pension or profit sharing plan or payroll deduction IRA for the employees of any consenting securities dealer having a sales agreement with the Distributor; or

●	for certain employee benefits or retirement plans, other than employee benefits or retirement plans that purchase Class A shares through brokerage relationships in which sales charges are customarily imposed;

●	purchasing Shares through the Distributor;

●	participating in an eligible investment advisory or agency commission program under which the investor pays a fee to an investment advisor or other firm for portfolio management or brokerage services;

●	purchases by investors maintaining a self-directed brokerage account with a registered broker-dealer that has entered into an agreement with the Distributor to offer Class A shares through a load-waived network or platform, which may or may not charge transaction fees;

●	exchanging an investment in Class A or Class T (or equivalent type) Shares of another fund for an investment in the Fund.

To the extent the Distributor offers Shares with reduced sales charges through an arrangement with (i) eligible retirement or benefit plans; (ii) securities dealers, brokers or Financial Intermediaries having a sales agreement with the Distributor; (iii) investment advisors that administer eligible investment advisory or agency commission programs; and (iv) any other entity, such arrangements will be disclosed via an appendix to the Fund’s Prospectus.

In addition, concurrent purchases of Class A or Class T by related accounts may be combined to determine the application of the Sales Load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the Sales Load.

It is the investor’s responsibility to determine whether a reduced Sales Load would apply. The Fund is not responsible for making such a determination. To receive a reduced Sales Load, notification must be provided at the time of the purchase order. If you purchase Class A or Class T Shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Letters of Intent

You may be eligible for a reduced sales charge if you assure the Fund in writing that you intend to invest at least $100,000 for Class A Shares and at least $250,000 for Class T Shares of the Fund, respectively, over the next 13 months in exchange for a reduced sales charge (“Letter of Intent”). By signing a Letter of Intent you can purchase Class A or Class T at a lower sales charge level. Your individual purchases will be made at the applicable sales charge based on the amount you intend to invest over a 13-month period as stated in the Letter of Intent. Any Shares purchased within 90 days prior to the date you sign the Letter of Intent may be used as credit toward completion of the stated amount, but the reduced sales charge will only apply to new purchases made on or after the date of the Letter of Intent. Purchases resulting from the reinvestment of dividends and capital gains do not apply toward fulfillment of the Letter of Intent. Shares equal to 5.75% for Class A Shares and 3.00% for Class T Shares of the Fund, respectively, of the amount stated in the Letter of Intent will be held in escrow during the 13-month period. If, at the end of the period, the total net amount invested is less than the amount stated in the Letter of Intent, you will be required to pay the difference between the reduced sales charge and the sales charge applicable to the individual net amounts invested had the Letter of Intent not been in effect. This amount will be obtained from redemption of the escrowed Shares. Any remaining escrowed Shares after payment to the Fund of the difference in applicable sales charges will be released to you. If you establish a Letter of Intent with the Fund, you can aggregate your accounts as well as the accounts of your immediate family members. You will need to provide written instructions with respect to the other accounts whose purchases should be considered in fulfillment of the Letter of Intent.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation may allow you to include prior purchases of Class A or Class T Shares of the Fund, as well as reinvested distributions, as part of your current investment.

In order for your purchases and holdings to be aggregated for purposes of qualifying for such discount, they must have been made through one Financial Intermediary and you must provide sufficient information to your Financial Intermediary at the time of initial purchase of shares that qualify for the right of accumulation to permit verification that the purchase qualifies for the reduced sales charge.

Minimum Account Balances

The Fund reserves the right to annually request that intermediaries close Fund accounts that are valued at less than $500, other than as a result solely of depreciation in share value. Please note that you may incur a tax liability as a result of your account closure and associated redemption. Certain accounts held through Financial Intermediaries may not be subject to closure due to the policies of the Financial Intermediaries. You may receive written notice from your Financial Intermediary to increase your account balance to the required minimum to avoid having your account closed. If you hold Shares directly with the Fund, you may receive written notice prior to the closure of your Fund account so that you may increase your account balance to the required minimum. The Fund reserves the right to change the amount of these minimums or maximums from time to time or to waive them in whole or in part.

Share Class Conversions

Upon request, the Fund may, in its discretion, permit a current Shareholder to convert Shares held by them to another class of Fund Shares in a non-taxable transaction; provided that such Shareholder meets the requirements of the new Share class.

Distribution Fee

The Fund, with respect to its Class T Shares and Class C Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class T Shares and Class C Shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under a Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.50% for Class T Shares and 0.75% for Class C Shares of average daily net assets attributable to the applicable share classes.

Shareholder Servicing Fees

The Fund has adopted a “Shareholder Servicing Plan” with respect to its Class A Shares, Class T Shares and Class C Shares under which the Fund may compensate financial industry professionals or firms for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include (i) responding to Shareholder inquiries of a general nature regarding the Fund; (ii) crediting distributions from the Fund to Shareholder accounts; (iii) arranging for bank wire transfer of funds to or from a Shareholder’s account; (iv) responding to Shareholder inquiries and requests regarding the Statement of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (v) forwarding the prospectus, Statement of Additional Information, tax notices and annual and semi-annual reports to beneficial owners of Fund Shares; (vi) assisting the Fund in establishing and maintaining Shareholder accounts and records; (vii) assisting Shareholder in changing account options, account designations and account addresses, and (vii) providing such other similar services as the Fund may reasonably request to the extent permitted to do so under applicable statutes, rules, or regulations. Under the Shareholder Servicing Plan, the Fund, with respect Class A Shares, Class T Shares and Class C Shares may incur expenses on an annual basis up to 0.25% of its average daily net assets attributable to Class A Shares, Class T Shares and Class C Shares, respectively.

Financial Intermediaries

The Fund has authorized one or more Financial Intermediaries to receive on its behalf purchase orders and repurchase requests. Such Financial Intermediaries are authorized to designate other intermediaries to receive purchase orders and repurchase requests on the Fund’s behalf. The Fund will be deemed to have received a purchase order or repurchase request when a Financial Intermediary or, if applicable, a Financial Intermediary’s authorized designee, receives the order or request. Customer orders will be priced at the Fund’s net asset value next computed after they are received by a Financial Intermediary or the Financial Intermediary’s authorized designee. Investors may be charged a fee if they effect transactions through a Financial Intermediary or authorized designee. Investors who purchase Shares through Financial Intermediaries will be subject to the procedures of those Intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the Financial Intermediary through which they purchase Shares. Investors purchasing Shares of the Fund through Financial Intermediaries should acquaint themselves with their Financial Intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their Financial Intermediary. The Financial Intermediary, and not its customers, will be the Shareholder of record, although customers may have the right to vote Shares depending upon their arrangement with the Financial Intermediary.

Payments to Financial Intermediaries

Destra, out of its own resources and without additional cost to the Fund or its Shareholders, may provide additional cash payments to Financial Intermediaries, which may include affiliates of Destra, for the sale of Fund shares and related services. These payments and compensation are in addition to shareholder servicing fees paid by the Fund, if any. Payments are generally made to Financial Intermediaries that provide shareholder servicing, marketing and related sales support or access to sales meetings, sales representatives and management representatives of the Financial Intermediary. Payments may also be paid to Financial Intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. Compensation may be paid as an expense reimbursement in cases in which the Financial Intermediary provides shareholder services to the Fund. Destra may also pay cash compensation in the form of finder’s fees that vary depending on the dollar amount of the Shares sold. The level of such payments may be substantial and may vary among Financial Intermediaries. These payments may create incentives on the part of a Financial Intermediary to view the Fund favorably compared with investment funds that do not make these payments, or that make smaller payments.

DISTRIBUTIONS

Subject to the Board’s discretion and applicable legal restrictions, the Fund intends to pay ordinary cash distributions to Shareholders on a monthly basis. Such regular distributions are expected to be paid using all or a portion of the Fund’s Available Operating Funds, which are defined as the Fund’s net investment income after the application of the Expense Limitation, net capital gains and dividends and other distributions, including those treated as a return of capital, paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains). From time to time, to maintain a stable level of distributions, the Fund may also pay distributions from offering proceeds or borrowings. A distribution from offering proceeds is treated as a return of capital (shareholders’ original investment in the Fund) and generally will reduce a shareholder’s basis in his or her Shares, which may increase the capital gain or reduce the capital loss realized upon the sale of such Shares. Any amounts received in excess of a shareholder’s basis are generally treated as capital gain, assuming the Shares are held as capital assets.

Subject to the Board’s discretion and applicable legal restrictions, the Fund from time to time may also pay special interim distributions in the form of cash or Shares. At least annually, the Fund intends to authorize and declare special cash distributions of net long-term capital gains, if any.

The Expense Limitation will have the effect of increasing the Available Operating Funds available to fund regular distributions. The Fund’s future repayments of amounts reimbursed or waived by Destra pursuant to the Expense Limitation will in turn reduce the Available Operating Funds available to fund regular distributions. There can be no assurance that the Fund will achieve the performance necessary to sustain its distributions or that it will be able to pay distributions at a specific rate or at all. Destra has no obligation to waive fees and expenses or otherwise reimburse expenses in future periods.

Each year a statement on Form 1099-DIV identifying the character of the distributions (i.e., as ordinary income, “qualified dividend income,” “capital gain dividends,” and/or a tax-free return of capital) will be mailed to Shareholders. Fund distributions to Shareholders may exceed the Fund’s earnings and profits for U.S. federal income tax purposes, especially during the period before the Fund has substantially invested the proceeds from this Offering. As a result, a portion of such distributions may constitute a return of capital and will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. In addition, certain investments the Fund makes, including preferred and common equity investments, may generate dividends and other distributions to the Fund that are treated for tax purposes as a return of capital, and a portion of the Fund’s distributions to Shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Fund may use such dividends or other distribution proceeds to fund its distributions to Shareholders. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

To qualify for and maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year an amount at least equal to the sum of 90% of its “investment company taxable income” and its net tax-exempt interest income, if any, for such tax year. In order to avoid certain excise taxes imposed on RICs, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income for the one-year period ending on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during such years and on which the Fund paid no federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.

Distribution Reinvestment Plan

The Fund will operate under a DRP administered by the Fund’s Administrator. Pursuant to the plan, the Fund’s cash distributions are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. Registered Shareholders who do not wish to have cash distributions automatically reinvested should so notify the Fund in writing at Destra Multi-Alternative Fund, c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788. Such written notice must be received by the Administrator no later than 15 days prior to the record date of the cash distribution or the Shareholder will receive such cash distribution in Shares through the DRP. If Shares are held by a broker or other financial intermediary, a Shareholder may elect to withdraw from the DRP by notifying their broker or other financial intermediary of their election. Under the DRP, the Fund’s cash distributions to Shareholders are reinvested in full and fractional Shares as described below.

When the Fund declares a cash distribution, the Administrator, on the Shareholder’s behalf, will receive additional authorized, newly-issued Shares from the Fund. The number of Shares to be received when cash distributions are reinvested will be determined by dividing the total dollar amount of the distribution payable by the NAV per Share of the applicable class.

Although Shares issued pursuant to the DRP will not be subject to any Sales Load, such Shares will be subject to the shareholder servicing fee and Distribution Fee, as applicable.

The Administrator will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Administrator will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional Shares owned. The Fund will issue certificates in its sole discretion. The Administrator, or another entity selected by a financial intermediary, as the case may be, will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRP, the Administrator will administer the DRP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.

Neither the Administrator nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of cash distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Tax Aspects.”

The Fund reserves the right to amend, suspend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by participants.

All correspondence concerning the DRP should be directed to the plan administrator by mail at Destra Multi-Alternative Fund, c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788. A Shareholder may obtain a copy of the DRP by request to the plan administrator or by contacting the Fund.

FISCAL YEAR; REPORTS

For accounting purposes, the Fund’s fiscal year ends on February 28. After the end of each calendar year, the Fund will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for U.S. federal income tax purposes. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

PRIVACY NOTICE

The Fund is committed to protecting the privacy of Shareholders. This privacy notice explains the privacy policies of the Fund and its affiliates. This notice supersedes any other privacy notice Shareholders may have received from the Fund.

The Fund will safeguard, according to strict standards of security and confidentiality, all information the Fund receives about Shareholders. The only information the Fund collects from Shareholders is their name, address, number of Shares held and their social security number.

This information is used only so that the Fund can send Shareholders annual reports, semi-annual reports and other information about the Fund, and send Shareholders other information required by law.

The Fund does not share this information with any non-affiliated third party except as described below.

●	Authorized employees of Destra. It is the Fund’s policy that only authorized employees of Destra who need to know a Shareholder’s personal information will have access to it.

●	Service providers. The Fund may disclose a Shareholder’s personal information to companies that provide services on the Fund’s behalf, such as record keeping, processing the Shareholder’s trades and mailing the Shareholder information. These companies are required to protect the Shareholder’s information and use it solely for the purpose for which they received it.

●	Courts and government officials. If required by law, the Fund may disclose a Shareholder’s personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Drinker Biddle & Reath LLP, One Logan Square, Ste. 2000, Philadelphia, PA 19103-6996.

INQUIRIES

Inquiries concerning the Fund and the Shares should be directed to:

Destra Multi-Alternative Fund

c/o Gemini Fund Services, LLC

80 Arkay Drive

Hauppauge, NY 11788

Telephone: 855-601-3841

Website: www.destracapital.com.

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 18,666,666.66 Common Shares

Destra Multi-Alternative Fund

Investment Adviser

Destra Capital Advisors LLC

Prospectus

July 1, 2019

Maximum Offering of 18,666,666.66 Common Shares

DESTRA Multi-Alternative FUND

Statement of Additional Information

Class I Shares	MSFIX
Class A Shares	MSFDX
Class T Shares	MSFYX
Class C Shares	MCFDX

July 1, 2019

Destra Multi-Alternative Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company and operates as an interval fund. The Fund makes investments as described in the Fund’s prospectus dated July 1, 2019, as may be supplemented from time to time (the “Prospectus”), which is incorporated herein by reference, with the proceeds it receives from the sale of common shares of beneficial interest (“Shares”). There can be no assurance that the Fund will achieve its investment objective.

This Statement of Additional Information (this “Statement of Additional Information”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained upon request and without charge by writing to the Fund at c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788, by calling the Fund toll-free at 1-855-601-3841 or by accessing the Fund’s “Prospectus” page on Fund’s website at www.destracapital.com. The information on the Fund’s website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, is also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

GENERAL INFORMATION AND HISTORY

The Destra Multi-Alternative Fund (previously, until November 30, 2018, the Multi-Strategy Growth & Income Fund and then until December 6, 2018, the Destra Alternative Access Fund) (the “Fund” or the “Trust”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on June 3, 2011 and commenced operations on March 16, 2012. The Fund’s principal office is c/o Destra Capital Advisors, 444 West Lake Street, Suite 1700, Chicago IL 60606, and its telephone number is 1-855-601-3841. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

The Fund offers four classes of shares: Class A shares, Class T shares, Class C shares and Class I shares. The Fund’s Board of Trustees (the “Board,” “Trustees” or “Board of Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE, POLICIES AND RISKS

The following disclosure supplements the disclosure set forth under the caption “Types of Investments and Related Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Types of Investments and Related Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Underlying Funds

The Fund invests in index-linked or actively managed exchange-traded funds (“ETFs”), mutual funds and closed-end funds (collectively “Underlying Funds”). The expenses of the Fund will generally be higher than the direct expenses of other fund shares. The Fund indirectly bears fees and expenses charged by the Underlying Funds in which the Fund invests in addition to the Fund’s direct fees and expenses. See “Summary of Fund Expenses” in the Prospectus for a further description of such fees and their impact on the expenses of the Fund. The Fund may also incur brokerage costs when it purchases shares of Underlying Funds. Furthermore, investments in Underlying Funds could affect the timing, amount and character of distributions to common shareholders and therefore may increase the amount of taxes payable by investors in the Fund. The value of an investment in the Fund will go up and down with the prices of Underlying Fund shares (and other securities) in which the Fund invests. Similarly, the value of the Fund’s investments in Underlying Funds will go up and down with the prices of the securities in which the Underlying Funds invest.

The Fund will incur higher and additional expenses when it invests in Underlying Funds. There is also the risk that the Fund may suffer losses due to the investment practices or operations of the Underlying Funds. To the extent that the Fund invests in one or more Underlying Funds that concentrate in a particular industry, the Fund would be vulnerable to factors affecting that industry and the concentrating Underlying Funds’ performance, and that of the Fund, may be more volatile than Underlying Funds that do not concentrate. In addition, one Underlying Fund may purchase a security that another Underlying Fund is selling.

1

The Fund’s performance will depend to an extent on the performance of the Underlying Funds (and other assets) in which the Fund invests. The use of leverage by Underlying Funds magnifies gains and losses on amounts invested and increases the risks associated with investing in Underlying Funds. Further, the Underlying Funds are not subject to the Fund’s investment policies and restrictions. The Fund generally receives information regarding the portfolio holdings of Underlying Funds only when that information is made available to the public. The Fund cannot dictate how the Underlying Funds invest their assets. The Underlying Funds may invest their assets in securities and other instruments, and may use investment techniques and strategies, that are not described in this Prospectus. Common shareholders bear two layers of fees and expenses with respect to the Fund’s investments in Underlying Funds because each of the Fund and the Underlying Fund will charge fees and incur separate expenses. See “Summary of Fund Expenses” for a further description of such fees and their impact on the expenses of the Fund. In addition, subject to applicable 1940 Act limitations, the Underlying Funds themselves may purchase securities issued by registered and unregistered funds (e.g., common stock, preferred stock, auction rate preferred stock), and those investments would be subject to the risks associated with Underlying Funds and unregistered funds (including a third layer of fees and expenses, i.e., the Underlying Fund will indirectly bear fees and expenses charged by the funds in which the Underlying Fund invests, in addition to the Underlying Fund’s own fees and expenses). An Underlying Fund with positive performance may indirectly receive a performance fee from the Fund, even when the Fund’s overall returns are negative. Additionally, the Fund’s investment in an Underlying Fund may result in the Fund’s receipt of cash in excess of the Underlying Fund’s earnings; if the Fund distributes these amounts, the distributions could constitute a return of capital to Fund shareholders for federal income tax purposes. As a result of these factors, the use of the fund of funds structure by the Fund could therefore affect the amount, timing and character of distributions to shareholders.

The Fund invests in closed-end investment companies or funds. The shares of many closed-end funds, after their initial public offering, frequently trade at a price per share that is less than the net asset value per share, the difference representing the “market discount” of such shares. This market discount may be due in part to the investment objective of long-term appreciation, which is sought by many closed-end funds, as well as to the fact that the shares of closed-end funds are not redeemable by the holder upon demand to the issuer at the next determined net asset value, but rather, are subject to supply and demand in the secondary market. A relative lack of secondary market purchasers of closed-end fund shares also may contribute to such shares trading at a discount to their net asset value.

The Fund may invest in shares of closed-end funds that are trading at a discount to net asset value or at a premium to net asset value. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease. In fact, it is possible that this market discount may increase and the Fund may suffer realized or unrealized capital losses due to further decline in the market price of the securities of such closed-end funds, thereby adversely affecting the net asset value of the Fund’s shares. Similarly, there can be no assurance that any shares of a closed-end fund purchased by the Fund at a premium will continue to trade at a premium or that the premium will not decrease subsequent to a purchase of such shares by the Fund.

2

Closed-end funds may issue senior securities (including preferred stock and debt obligations) for the purpose of leveraging the closed-end fund’s common shares in an attempt to enhance the current return to such closed-end fund’s common shareholders. The Fund’s investment in the common shares of closed-end funds that are financially leveraged may create an opportunity for greater total return on its investment, but at the same time may be expected to exhibit more volatility in market price and net asset value than an investment in shares of investment companies without a leveraged capital structure.

Index-based ETFs (and other index funds) in which the Fund may invest may not be able to replicate exactly the performance of the indices they track or benchmark due to transactions costs and other expenses of the ETFs. The Fund may also invest in actively managed ETFs that are subject to management risk as the ETF’s investment adviser will apply certain investment techniques and risk analyses in making investment decisions. There can be no guarantee that these will produce the desired results. The shares of closed-end funds frequently trade at a discount to their net asset value. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease, and it is possible that the discount may increase. Underlying Funds may not be able to match or outperform their benchmarks.

The Fund’s investment in Underlying Funds may be limited by provisions of the 1940 Act, which generally limit the amount the Fund and its affiliates can invest in any one Underlying Fund to 3% of the Underlying Fund’s outstanding voting stock. As a result, the Fund may hold a smaller position in an Underlying Fund than if it were not subject to this restriction. In addition, to comply with provisions of the 1940 Act, in any matter upon which Underlying Fund shareholders are solicited to vote, the Adviser may be required to vote Underlying Fund shares in the same proportion as shares held by other shareholders of the Underlying Fund. However, pursuant to exemptive orders issued by the SEC to various ETF fund sponsors, the Fund is permitted to invest in such Underlying Funds in excess of the limits set forth in the 1940 Act subject to certain terms and conditions set forth in such exemptive orders.

Business Development Companies (BDCs)

The Fund may invest in BDCs as a principal part of its strategy. BDCs generally invest in less mature U.S. private companies or thinly traded U.S. public companies which involve greater risk than well-established publicly-traded companies. While BDCs are expected to generate income in the form of dividends, certain BDCs during certain periods of time may not generate such income. The Fund indirectly bears its proportionate share of any management fees and other operating expenses incurred by the BDCs and of any performance-based or incentive fees payable by the BDCs in which it invests, in addition to the expenses paid by the Fund. BDCs generally charge a management fee of up to 2.0% and up to a 20% incentive fee on income and/or capital gains. The use of leverage by BDCs magnifies gains and losses on amounts invested and increases the risks associated with investing in BDCs. A BDC may make investments with a larger amount of risk of volatility and loss of principal than other investment options and may also be highly speculative and aggressive.

3

Investments in BDCs may be subject to a high degree of risk. BDCs typically invest in and lend to small and medium-sized private and certain public companies that may not have access to public equity markets or capital raising. As a result, a BDC’s portfolio typically will include a substantial amount of securities purchased in private placements, and its portfolio may carry risks similar to those of a private equity or private debt fund. Securities that are not publicly registered may be difficult to value and may be difficult to sell at a price representative of their intrinsic value. Small and medium-sized companies also may have fewer lines of business so that changes in any one line of business may have a greater impact on the value of their stock than is the case with a larger company. Some BDCs invest substantially, or even exclusively, in one sector or industry group and therefore carry risk of that particular sector or industry group. To the extent a BDC focuses its investments in a specific sector, the BDC will be susceptible to adverse conditions and economic or regulatory occurrences affecting the specific sector or industry group, which tends to increase volatility and result in higher risk. Investments in BDCs are subject to various other risks, including management’s ability to meet the BDC’s investment objective and to manage the BDC’s portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding a BDC or its underlying investments change. BDC shares are not redeemable at the option of the BDC shareholder and, as with shares of other closed-end funds, they may trade in the secondary market at a discount to their NAV.

Master Limited Partnerships

The Fund may invest in master limited partnerships (“MLPs”). Investments in publicly traded MLPs, which are limited partnerships or limited liability companies taxable as partnerships, involve some risks that differ from an investment in the common stock of a corporation, including risks related to limited control and limited rights to vote on matters affecting MLPs, risks related to potential conflicts of interest between an MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unit-holders to sell their common units at an undesirable time or price. MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resources. MLPs may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Certain MLP securities may trade in lower volumes due to their smaller capitalizations. Accordingly, those MLPs may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. As a result, these investments may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns, which may adversely impact the overall performance of the Fund. The benefit the Fund will derive from its investments in MLPs will be largely dependent on the MLPs being treated as partnerships and not as corporations for federal income tax purposes. Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to the Fund.

4

Fixed-Income Instruments

The Fund invests in fixed-income instruments, such as high-yield corporate debt securities or bonds. Corporate bonds and other fixed-income instruments are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Underwriter”) for a group of investors (“Bond Investors”). In secured fixed-income instrument offerings, an institution, typically but not always an agent affiliated with the Underwriter, holds any collateral on behalf of the Bond Investors. The Fund may purchase fixed-income instruments either directly from the Underwriter or from a Bond Investor.

An issuer of fixed-income instruments must typically comply with the terms contained in a note purchase agreement or indenture between the issuer and the holders of the instruments (the “Bond Agreement”). These Bond Agreements generally detail the schedule of payments and also place certain restrictive financial and other covenants on the issuer, similar to those in loan agreements. A trustee typically administers and enforces the terms of the Bond Agreement and the fixed-income instrument on behalf of all holders of the instrument.

The rights of holders of high-yield corporate debt securities or bonds are generally subordinate to any existing senior or secured lenders in the issuer’s capital structure and are structurally subordinated to the rights of any existing or future lenders to an issuer’s subsidiaries that do not guarantee the high-yield corporate debt securities or bonds, and thus have a lower priority in payment than such lenders.

Risks of Foreign Investments

Investments in foreign issuers or securities principally traded outside the United States may involve special risks due to foreign economic, political and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation, nationalization or confiscatory taxation of assets, and possible difficulty in obtaining and enforcing judgments against foreign entities. The Fund may be subject to foreign taxation on realized capital gains, dividends or interest payable on foreign securities, on transactions in those securities and on the repatriation of proceeds generated from those securities. Transaction-based charges are generally calculated as a percentage of the transaction amount and are paid upon the sale or transfer of portfolio securities subject to such taxes. Any taxes or other charges paid or incurred by the Fund in respect of its foreign securities will reduce the Fund’s yield.

In addition, the tax laws of some foreign jurisdictions in which the Fund may invest are unclear and interpretations of such laws can change over time. As a result, to comply with guidance related to the accounting and disclosure of uncertain tax positions under generally accepted accounting principles (“GAAP”), the Fund may be required to accrue for book purposes certain foreign taxes in respect of its foreign securities or other foreign investments that it may or may not ultimately pay. Such tax accruals will reduce the Fund’s NAV at the time accrued, even though, in some cases, the Fund ultimately will not pay the related tax liabilities. Conversely, the Fund’s NAV will be increased by any tax accruals that are ultimately reversed.

Issuers of foreign securities are subject to different, often less comprehensive, accounting, custody, reporting and disclosure requirements than U.S. issuers. The securities of some foreign governments, companies and securities markets are less liquid, and at times more volatile, than comparable U.S. securities and securities markets. Foreign brokerage commissions and related fees also are generally higher than those in the United States. Investments in foreign securities also may be affected by different custody and/or settlement practices or delayed settlements in some foreign markets. The laws of some foreign countries may limit the Fund’s ability to invest in securities of certain issuers located in those countries. Foreign countries may have reporting requirements with respect to the ownership of securities, and those reporting requirements may be subject to interpretation or change without prior notice to investors. No assurance can be given that the Fund will satisfy applicable foreign reporting requirements at all times.

5

Short Sales

The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, to maintain portfolio flexibility or to enhance income or gain. The Fund does not intend to enter into short sales (other than short sales “against the box”) if immediately after such sales the aggregate of the value of all collateral plus the amount in such segregated account exceeds 50% of the value of the Fund’s net assets. This percentage may be varied by action of the Board of Trustees. A short sale is “against the box” to the extent the Fund contemporaneously owns, or has the right to obtain at no added cost, securities identical to those sold short.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

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Until the Fund replaces a security borrowed in connection with a short sale, it may be required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund’s short position.

Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. Additionally, the Fund must maintain sufficient liquid assets, less any additional collateral pledged to the broker, marked-to-market daily, to cover the borrowed securities obligations. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Private and Hedge Funds

When the Fund invests in securities issued by private investment funds and hedge funds, it will bear its pro rata portion of the funds’ expenses. These expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing indirect costs and potentially reducing returns to Shareholders. A fund in which the Fund invests has its own investment risks, and those risks can affect the value of the private fund’s or hedge fund’s shares and therefore the value of the Fund’s investments. There can be no assurance that the investment objective of a private fund or hedge fund will be achieved. A private investment fund or hedge fund may change its investment objective or policies without the Fund’s approval, which could force the Fund to withdraw its investment from such fund at a time that is unfavorable. In addition, one private fund or hedge fund may buy the same securities that another investment fund sells. Therefore, the Fund would indirectly bear the costs of these trades without accomplishing any investment purpose. Hedge funds often engage in speculative investment practices such as leverage, short-selling, arbitrage, hedging, derivatives, and other strategies that may increase investment loss. Hedge funds can be highly illiquid and often charge high fees that can erode performance. Additionally, private funds and hedge funds may involve complex tax structures and delays in distributing tax information.

Real Estate Investment Trusts

Real estate investment trusts (“REITs”) are typically publicly-traded corporations or trusts that invest in residential or commercial real estate. REITs generally can be divided into the following three types: (i) equity REITs, which invest the majority of their assets directly in real property and derive their income primarily from rents and capital gains or real estate appreciation; (ii) mortgage REITs, which invest the majority of their assets in real estate mortgage loans and derive their income primarily from interest payments; and (iii) hybrid REITs which combine the characteristics of equity REITs and mortgage REITs. Generally, dividends received by the Fund from REIT shares and distributed to the Fund’s shareholders are not likely to constitute “qualified dividend income” eligible for the reduced tax rate applicable to qualified dividend income; therefore, the portion of the dividend income attributable to REIT shares held by the Fund that shareholders of the Fund receive will likely be treated as ordinary income and taxed at a higher rate than dividends eligible for the reduced tax rate applicable to qualified dividend income. The Fund will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests in addition to expenses paid by the Fund.

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Investment in REITs may subject the Fund to risks associated with the direct ownership of real estate, such as decreases in real estate values, overbuilding, increased competition and other risks related to local or general economic conditions, increases in operating costs and property taxes, changes in zoning laws, casualty or condemnation losses, possible environmental liabilities, regulatory limitations on rent and fluctuations in rental income. Equity REITs generally experience these risks directly through fee or leasehold interests, whereas mortgage REITs generally experience these risks indirectly through mortgage interests, unless the mortgage REIT forecloses on the underlying real estate. Changes in interest rates may also affect the value of the Fund’s investment in REITs. For instance, during periods of declining interest rates, certain mortgage REITs may hold mortgages that the mortgagors elect to prepay, which prepayment may diminish the yield on securities issued by those REITs.

Certain REITs have relatively small market capitalizations, which may tend to increase the volatility of the market price of their securities. Furthermore, REITs are dependent upon specialized management skills and have limited diversification and are, therefore, subject to risks inherent in operating and financing a limited number of projects. REITs are also subject to heavy cash flow dependency, defaults by borrowers and the possibility of failing to qualify for tax-free pass-through of income under the Code and to maintain exemption from the registration requirements of the 1940 Act. By investing in REITs indirectly through the Fund, a shareholder will bear not only his or her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of the REITs. In addition, REITs depend generally on their ability to generate cash flow to make distributions to shareholders.

Restricted and Illiquid Securities

The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act (such securities, “Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board directs Destra Capital Advisors LLC (“Destra”) and Pinhook Capital, LLC (f/k/a LCM Investment Management, LLC) (“Pinhook”) (Pinhook together with Destra are referred to herein as the “Advisers”) to carefully monitor the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

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Equity Securities

In addition to common stock, the Fund may invest in other equity securities, including preferred stock, convertible securities, contingent convertible securities and depositary receipts.

Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of the issuer’s preferred stock than in more senior credit securities with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Cash Equivalents and Short-Term Debt Securities

For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

(1)	U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government- sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. The economic crisis in the United States during 2008 and 2009 negatively impacted government-sponsored entities. As the real estate market deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S. mortgages have experienced extreme volatility, and in some cases, a lack of liquidity. The Advisors will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

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(2)	Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

(3)	Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Advisors will monitor the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Advisors will do so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

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(4)	Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Advisors will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

When-Issued and Forward Commitment Securities

The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities, unless future SEC staff guidance permits designation or segregation to a lesser extent. The value of these assets will be monitored daily to ensure that their marked-to-market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the Fund’s NAV.

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The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. In some instances, no income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

Portfolio Turnover

Portfolio turnover measures the percentage of the Fund’s total portfolio market value that was purchased or sold during the period. The Fund’s turnover rate provides an indication of how transaction costs (which are not included in the Fund’s expenses) may affect the Fund’s performance. Also, funds with a high turnover may be more likely to distribute capital gains that may be taxable to shareholders.

For the fiscal year ended February 28, 2019, the Fund’s portfolio turnover rate was 19%. For the fiscal year ended February 28, 2018, the Fund’s portfolio turnover rate was 27%.

INVESTMENT RESTRICTIONS

The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

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(3)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(4)	Invest 25% or more of the market value of its net assets in the securities of companies or entities engaged in any one industry, except the REIT industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. Under normal circumstances, the Fund invests over 25% of its net assets in the securities of companies in the REIT industry.

(5)	Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

(6)	Purchase or sell commodities, commodity contracts, except commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities up to one-third of total Fund assets.

In addition, the Fund has adopted a fundamental policy that:

(8)	The Fund will make quarterly repurchase offers for no less than for 5% of the Fund’s shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business.

The Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for no less than 5% nor more than 25% of the Shares outstanding at NAV, less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day. Holders of the Fund’s Shares (“Shareholders”) will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the repurchase offer ends.

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The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statutes, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of Shareholders will be required or sought.

Notations Regarding Fundamental Investment Restrictions

The following notations are not considered to be part of the Fund’s fundamental investment policies described above and are subject to change without Shareholder approval.

With respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase portfolio holdings is known as “leveraging.” Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. In accordance with SEC staff guidance and interpretations, when the Fund engages in such transactions, the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC). The policy in (1) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act and to permit the Fund to segregate or earmark liquid assets or enter into offsetting positions in accordance with SEC staff guidance and interpretations. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

With respect to the fundamental policy relating to making loans set forth in (7) above, the 1940 Act does not prohibit the Fund from making loans (including lending its securities); however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets (including lending its securities), except through the purchase of debt obligations or the use of repurchase agreements. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments (as applicable), as well as delays in the settlement of securities transactions, will not be considered loans.

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With respect to the fundamental policy relating to underwriting set forth in (3) above, the 1940 Act does not prohibit the Fund from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, in the case of diversified funds, the 1940 Act permits the Fund to have underwriting commitments of up to 25% of its assets under certain circumstances. Those circumstances currently are that the amount of the Fund’s underwriting commitments, when added to the value of the Fund’s investments in issuers where the Fund owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act. Although it is not believed that the application of the Securities Act provisions described above would cause the Fund to be engaged in the business of underwriting, the policy in (3) above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act or is otherwise engaged in the underwriting business to the extent permitted by applicable law.

Altering Fundamental Investment Restrictions

The restrictions listed above (but not the notations with respect thereto) are fundamental policies of the Fund. The Fund may not alter these fundamental policies without the approval of the holders of a majority of the outstanding Shares. For purposes of the foregoing, “a majority of the outstanding Shares” means (i) 67% or more of such Shares present at a meeting, if the Shareholders of more than 50% of such Shares are present or represented by proxy, or (ii) more than 50% of such Shares, whichever is less.

Other than the fundamental policies listed above, the Fund’s investment policies are non- fundamental policies and may be changed by the Board without prior Shareholder approval.

Unless otherwise indicated, all limitations applicable to the investments (as stated above and elsewhere in this Statement of Additional Information and the Prospectus) of the Fund apply only at the time a transaction is entered into, and subsequent changes in value, ratings downgrades or changes in credit quality will not result in the Fund being required to dispose of any portfolio security. Except as otherwise noted, all percentage limitations set forth above apply immediately after a purchase and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. With respect to the limitations on the issuance of senior securities and in the case of borrowings, the percentage limitations apply at the time of issuance and on an ongoing basis.

MANAGEMENT OF THE FUND

Pursuant to the Fund’s Agreement and Declaration of Trust (“Declaration of Trust”) and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The officers of the Fund conduct and supervise the Fund’s daily business operations.

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Board Trustees and Executive Officers

Board Leadership Structure

The Board consists of 4 members, three of whom are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Fund, Destra or Pinhook (collectively, “Independent Trustees”). Among other things, the Board sets broad policies for the Fund and appoints the Fund’s officers. The role of the Board, and of any individual Trustee, is one of oversight and not of management of the Fund’s day-to-day affairs. Each Trustee will serve until his or her successor is duly elected and qualified. The Trustees are subject to removal or replacement in accordance with Delaware law and the Fund’s Declaration of Trust. The Trustees serving on the Board were elected by the organizational Shareholders of the Fund.

Nicholas Dalmaso serves as Chairman of the Board and is not an Independent Trustee by virtue of his relationship with Destra. The Board feels that Mr. Dalmaso is the Trustee with the most knowledge of the Fund’s business strategy and regulatory parameters and is best situated to serve as Chairman of the Board. The Board does not currently have a lead independent trustee, and each Independent Trustee plays an active role on the Board. The Independent Trustees are expected to meet separately in executive session as often as necessary to exercise their oversight responsibilities. The Board believes that its leadership structure is the optimal structure for the Fund at this time given the Fund’s current size and complexity. The Board, which reviews its leadership structure periodically, further believes that its structure is presently appropriate to enable it to exercise its oversight of the Fund.

Board Role in Risk Oversight

Through its direct oversight role, and indirectly through its committees, the Board performs a risk oversight function for the Fund consisting of, among other things, the following activities: (i) at regular and special Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the Fund’s performance and operations; (ii) reviewing and approving, as applicable, the Fund’s compliance policies and procedures; (iii) meeting with members of the Fund’s portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (iv) meeting with, or reviewing reports prepared by, the representatives of key service providers, including Destra and Pinhook and the Fund’s administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss the Fund’s activities and to provide direction with respect thereto; and (v) engaging the services of the Fund’s chief compliance officer to test the compliance procedures of the Fund and its service providers. However, not all risks that may affect the Fund can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of the Fund and its service providers.

Trustees

Information regarding the members of the Board is set forth below. The address for each Trustee is c/o Destra Multi-Alternative Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606. As set forth in the Fund’s Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal.

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Name and Birth Year	Trustee Since	Principal Occupation(s) During the past 5 years	Number of Registered Investment Companies in Fund Complex Overseen by Trustee[1]	Other Directorships held by the Trustee during the past five years
Independent Trustees

John S. Emrich, CFA Birth year: 1967	November 2018	Private Investor, January 2011 to present; Co-Founder and Portfolio Manager, Ironworks Capital Management (an investment adviser) (April 2005 to December 2010); Member (June 2012 to present) and Manager (2013 to 2015), Iroquois Valley Farms LLC (a farmland finance company).	4	Meridian Fund, Inc. (4 portfolios)

Michael S. Erickson Birth year: 1952	November 2018	Private Investor (August 2007 to present); Chief Operating Officer and Chief Financial Officer, Erickson Holding Corp. (a passive real estate holding company) (2003 to present); Chief Operating Officer and Chief Financial Officer, McGee Island LLC (a real estate management company) (2015 to present).	4	Meridian Fund, Inc. (registered investment company) (4 portfolios)

Jeffery S. Murphy Birth year: 1966	November 2018	Retired (2014 to present); Executive Manager, Affiliated Managers Group, Inc. (an asset manager) (1995 to 2014).	4	Aston Funds, 2010 to 2014
Interested Trustee

Nicholas Dalmaso,[2] Chairman Birth year: 1965	November 2018	General Counsel and Chief Compliance Officer of M1 Holdings LLC (2015 to present); General Counsel and Chief Compliance Officer of M1 Finance LLC (an investment adviser) (2015 to present); General Counsel and Chief Compliance Officer of M1 Advisory Services LLC (an investment adviser) (2015 to present); Co-Chairman, General Counsel and Chief Operating Officer of Destra Capital Management LLC (2010 to 2014); President, Chief Operating Officer and General Counsel, Destra Capital Advisors LLC (2010 to 2014); President, Chief Operating Officer and General Counsel, Destra Capital Investments LLC (2010 to 2014); Chief Executive Officer, Destra Investment Trust and Destra Investment Trust II (2010 to 2014).	4	None

1 The Fund Complex consists of the Fund, the Destra International & Event-Driven Credit Fund, the Destra Wolverine Dynamic Asset Fund and the Destra Flaherty & Crumrine Preferred and Income Fund, both a series of the Destra Investment Trust, and the Destra Exchange-Traded Fund Trust, of which there is currently no active series.

2 Mr. Dalmaso is an “interested person” of the Fund, as defined in the 1940 Act, by reason of his position with Destra.

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Independent Trustees

John S. Emrich. Mr. Emrich has significant experience in the investment management and financial services industry. Mr. Emrich served as a financial analyst or portfolio manager for over 14 years for various investment advisory firms and currently serves as a director of Meridian Fund, Inc. Prior to such positions he also performed business valuations and appraisal analyses at KPMG Peat Marwick, an accounting firm.

Michael S. Erickson. Mr. Erickson has significant leadership and financial management experience, previously serving as Chairman of the Board and Chief Financial Officer of AeroAstro for nearly ten years, and as a Director on the Board of Directors of Decimal, Inc., an online IRA administration company. Mr. Erickson also currently serves as a director of Meridian Fund, Inc., an open-end registered investment company. He has served as a certified public accountant for Coopers & Lybrand, an accounting firm, and has served as Chief Operating Officer and Chief Financial Officer for several companies. Mr. Erickson holds a Master of Business Administration degree from Stanford Graduate School of Business.

Jeffery S. Murphy. Mr. Murphy has significant experience in the investment management and financial services industry. Mr. Murphy held numerous positions during his 20-year tenure at Affiliated Managers Group, Inc., including in operations, finance and capital development areas. Mr. Murphy also held positions on the executive board and mutual fund board of trustees for several Affiliated Managers Group, Inc. affiliates.

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Interested Trustee

Nicholas Dalmaso. Mr. Dalmaso has extensive experience in the mutual fund industry. He has experience as General Counsel and Chief Administrative Officer at Claymore Securities, Inc. His work experience in the mutual fund industry and educational background have prepared him to be a trustee.

Executive Officers

The following persons serve as the Fund’s executive officers in the following capacities:

Name and Birth Year	Position(s) Held with the Fund	Principal Occupation(s) During the past 5 years

Robert Watson Birth year: 1965	President since November 2018	Senior Managing Director and Investment Product Strategist, Destra Capital Investments LLC (2011 to present); Global Product & Strategic Relationship Director, Aviva Investors (2009 to 2011).

Derek Mullins Birth year: 1973	Chief Financial Officer and Treasurer since November 2018	Managing Partner and Co-Founder, PINE Advisor Solutions (2018 to present); Director of Operations, ArrowMark Partners LLC (2009 to 2018); Chief Financial Officer (Principal Financial Officer) and Treasurer, Meridian Fund, Inc. (2013 to 2018).

Jane Hong Shissler Birth year: 1972	Chief Compliance Officer and Secretary since November 2018	General Counsel, Destra Capital Management LLC, Destra Capital Investments LLC and Destra Capital Management LLC; Partner (2012 to 2015) and Associate (2005 to 2012), Chapman and Cutler LLP.

The address for each executive officer is c/o Destra Multi-Alternative Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606.

Compensation of Trustees

Trustees who do not also serve in an executive officer capacity for the Fund, the Adviser or the Sub-Adviser are entitled to receive from the Fund an annual cash retainer.

Effective April 1, 2019, in consideration of the services rendered by the Independent Trustees, the Destra Fund Complex will pay each Independent Trustee a retainer of $39,000 per year, and the Chairman of the Board a retainer of $46,000 per year for his services in this capacity. The Destra Fund Complex consists of the Fund, the Destra International & Event-Driven Credit Fund, Destra Wolverine Dynamic Asset Fund and the Destra Flaherty & Crumrine Preferred and Income Fund, both a series of the Destra Investment Trust, and the Destra Exchange-Traded Fund Trust, of which there is currently no active series. Each fund in the Destra Fund Complex pays a portion of the retainer received by each Trustee, which is allocated annually across the Destra Fund Complex based on each fund’s respective net assets as of December 31 of the preceding year.

Prior to April 1, 2019, the Fund paid each Independent Trustee a retainer of $18,000 per year, and the Chairman of the Board a retainer of $18,000 per year for his services in this capacity.

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The Fund also reimburses each of the Trustees for all reasonable and authorized business expenses in accordance with the Fund’s policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each in-person Board meeting and each committee meeting not held concurrently with a Board meeting.

The table below details the amount of compensation the Trustees received from the Fund and Fund Complex during the fiscal period ended February 28, 2019. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund Complex*
John S. Emrich	$5,820	None	None	$26,380
Michael S. Erickson	$5,820	None	None	$26,380
Jeffrey S. Murphy	$5,820	None	None	$26,380
Nicholas Dalmaso	$5,820	None	None	$34,067
Mark J. Riedy**	$39,250	None	None	$39,250
Ira J. Miller**	$36,750	None	None	$36,750
John D. Frager**	$28,250	None	None	$28,250
Darlene DeRemer**	$38,750	None	None	$38,750
Raymond J. Lucia, Jr.**	None	None	None	None

* The term “Destra Fund Complex” refers to the Fund, the Destra International & Event-Driven Credit Fund, Destra Wolverine Dynamic Asset Fund and the Destra Flaherty & Crumrine Preferred and Income Fund, both a series of the Destra Investment Trust, and the Destra Exchange-Traded Fund Trust, of which there is currently no active series.

** Messrs. Riedy, Miller, Frager, Lucia and Ms. DeRemer each resigned as Trustees of the Fund effective on November 30, 2018, which was also prior to the Fund’s inclusion in the Destra Fund Complex.

Board Committees

In addition to serving on the Board, Trustees may also serve on one or more of the following committees which have been established by the Board to handle certain designated responsibilities. The Board has designated a chairman of each committee. Subject to applicable law, the Board may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in the Fund’s best interest. During the fiscal year ended February 28, 2019, the Board held six meetings.

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. The Board has determined that Mr. Murphy is an “audit committee financial expert” as defined under SEC rules. During the fiscal year ended February 28, 2019, the Audit Committee held two meetings.

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Nominating and Governance Committee

The Board has formed a Nominating and Governance Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating and Governance Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating and Governance Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating and Governance Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating and Governance Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating and Governance Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating and Governance Committee currently consists of each of the Fund’s Independent Trustees. During the fiscal year ended February 28, 2019, the Nominating and Governance Committee held one meeting.

Qualified Legal Compliance Committee

The Board has formed a Qualified Legal Compliance Committee that is responsible for (i) receiving reports of certain material breaches or violations of certain U.S. laws or regulations or fiduciary duties, (ii) reporting evidence of such breaches or violations to the Fund’s Chief Executive Officer (“CEO”), (iii) determining whether an investigation of such breaches or violations is required, (iv) if the Qualified Legal Compliance Committee determines an investigation is required, initiating such investigation, (v) at the conclusion of such investigation, recommending that the Fund implement an appropriate response to evidence of a breach or violation, and (vi) informing the CEO and the Board of results of the investigation. The Qualified Legal Compliance Committee currently consists of the members of the Audit Committee. The Qualified Legal Compliance Committee did not hold any meetings during the fiscal year ended February 28, 2019.

Trustee Beneficial Ownership of Shares

As of December 31, 2018, none of the Trustees owned Shares of the Fund.

Shareholder Communication

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Trustee(s)) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Trustee(s)) and by sending the communication to the Fund’s address for the Trustee(s) at c/o Destra Multi-Alternative Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

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Codes of Ethics

The Fund, Destra, and Pinhook have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts so long as such investments are made in accordance with the applicable code’s requirements.

The Adviser

Destra Capital Advisors LLC, located at 444 West Lake Street, Suite 1700, Chicago, IL, serves as the Fund’s investment adviser, with responsibility for the overall management of the Fund. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was established in August 2008 and is a subsidiary of Destra Capital Management LLC, a sponsor of investment funds. The Adviser is a Delaware limited liability company and is a wholly-owned subsidiary of Destra Capital Management LLC, a holding company, which is in turned controlled by Continuum Funds Holdings, LLC. Continuum is an affiliate of Continuum Capital Managers LLC, a multi-boutique asset manager that makes equity investments in investment advisers. Continuum Capital Managers LLC was founded in 2012 by Douglas Grip and Steve Vanourny. For more information regarding Destra, see “The Adviser” in the Prospectus. For more information on the services provided by Destra to the Fund, see “Management of the Fund” in the Prospectus.

The Fund’s Investment Management Agreement (the “Investment Management Agreement”) was approved by the Board and the Fund’s Shareholders and became effective on November 30, 2018, and continues in effect for a period of two years from its effective date. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement, or any other investment advisory contracts, will be available in the Fund’s next annual report to Shareholders.

Under the Investment Management Agreement, Destra is entitled to a Management Fee, calculated and payable monthly in arrears, at the annual rate of 1.35% of the average daily net assets during such period (the “Management Fee”). The Management Fee may or may not be taken in whole or in part at the discretion of Destra. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as Destra may determine, provided that such deferred Management Fee will only be recoverable if not more than three years following the time such deferral was made. The Management Fee for any partial quarter will be appropriately prorated.

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The Investment Management Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by Destra or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Management Agreement with Destra should be terminated, by the Fund. The Investment Management Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act).

The Adviser was engaged by the Fund as investment adviser effective November 30, 2018. Prior to that time, Pinhook Capital, LLC (f/k/a LCM Investment Management, LLC)(the “Prior Adviser”) served as the Fund’s investment adviser. During the fiscal year ended February 28, 2019, the Fund paid $478,175 in advisory fees to Destra and $1,831,869 in advisory fees to the Prior Adviser. During the fiscal year ended February 28, 2018, the Fund paid $2,222,113 in advisory fees to the Prior Adviser. During the fiscal year ended February 28, 2017, the Fund paid $1,492,225 in advisory fees to the Prior Adviser.

Destra and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which, until November 30, 2020, Destra has agreed to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including, for example, options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.95% of Class A shares’ net assets, 2.45% of Class T shares’ net assets, 2.70% of Class C shares’ net assets, and 1.70% of Class I shares’ net assets (the “Expense Limitation”). In consideration of Destra’s agreement to limit the Fund’s expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when Destra reimbursed, paid or absorbed the ordinary operating expenses that are the subject of the repayment, to be exceeded. Destra may not terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Expense Limitation Agreement upon 60 days’ written notice.

During the fiscal year ended February 28, 2019, the Prior Adviser waived fees/reimbursed expenses of $283,500 under a previous expense limitation agreement, and Destra waived fees/reimbursed expenses of $43,956 under the Expense Limitation Agreement. During the fiscal year ended February 28, 2018, the Prior Adviser waived fees/reimbursed expenses of $386,639 under a previous expense limitation agreement.

The Sub-Adviser

Destra has engaged Pinhook Capital, LLC (f/k/a LCM Investment Management, LLC), a California limited liability company, to act as the Fund’s investment sub-adviser pursuant to a sub-advisory agreement (the “Sub-Advisory Agreement”). Pinhook has responsibility to make investment decisions for the Fund’s portfolio, subject to the oversight of Destra. Pinhook is located at 13520 Evening Creek Drive N., Suite 300, San Diego, CA 92128. Pinhook is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended, and was established in June 2011 for the purpose of providing investment management services to institutional investors such as the Fund. The majority of interests of the Pinhook are owned by Raymond Lucia, Jr., who is deemed to control the Sub-Adviser because he owns more than 25% of the voting interests of the Sub-Adviser.

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The Sub-Advisory Agreement provides that the Sub-Adviser is entitled to receive an annual fee from the Adviser equal to 50% of the net revenue received by the Adviser after any fee waivers, subject to a maximum of 0.675% of the Fund’s average daily net assets. The Sub-Adviser is compensated by the Adviser, not the Fund. During the fiscal year ended February 28, 2019, the Adviser paid $237,059 in sub-advisory fees to the Sub-Adviser.

The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by Pinhook or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Sub-Advisory Agreement with Pinhook should be terminated. The Sub-Advisory Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act) or the termination of the Investment Management Agreement.

Portfolio Management

Other Accounts Managed by Portfolio Managers

The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of February 28, 2019: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts (in thousands)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in thousands)
Aaron Rosen
Registered Investment Companies	1	$178,487	0	N/A

Other Pooled Investment Vehicles	1	$324,427	0	N/A

Other Accounts	0	N/A	0	N/A

Mark C. Scalzo
Registered Investment Companies	1	$178,487	0	N/A

Other Pooled Investment Vehicles	1	$390,234	0	N/A

Other Accounts	0	N/A	0	N/A

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Compensation of Portfolio Managers

Mr. Rosen is the Fund’s Co-Portfolio Manager, and has served in this capacity since January 2016. As of June 1, 2016, Mr. Rosen receives a salary, a discretionary bonus and is eligible for retirement plan benefits from the Sub-Adviser. Mr. Scalzo is the Fund’s Co-Portfolio manager and has served in this capacity since March 1, 2015. As of February 29, 2016, Mr. Scalzo receives a salary, a discretionary bonus and is eligible for retirement plan benefits from the Sub-Adviser.

Because the portfolio managers may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals (collectively, “Client Accounts”)) or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Sub-Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Sub-Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

Securities Ownership of Portfolio Managers

As of February 28, 2019, neither of the Fund’s portfolio managers owned Shares of the Fund.

CONFLICTS OF INTEREST

The Adviser, the Sub-Adviser and the portfolio managers of the Fund have interests which may conflict with the interests of the Fund. In particular, the Adviser and the Sub-Adviser each manages and/or advises other investment funds or accounts with the same or similar investment objective and strategies as the Fund. As a result, the Adviser, the Sub-Adviser and the Fund’s portfolio managers may devote unequal time and attention to the management of the Fund and those other funds and accounts, and may not be able to formulate as complete a strategy or identify equally attractive investment opportunities as might be the case if they were to devote substantially more attention to the management of the Fund. The Adviser, the Sub-Adviser and the Fund’s portfolio managers may identify a limited investment opportunity that may be suitable for multiple funds and accounts, and the opportunity may be allocated among these several funds and accounts, which may limit the Fund’s ability to take full advantage of the investment opportunity. Additionally, transaction orders may be aggregated for multiple accounts for purposes of execution, which may cause the price or brokerage costs to be less favorable to the Fund than if similar transactions were not being executed concurrently for other accounts. Furthermore, it is theoretically possible that a portfolio manager could use the information obtained from managing a fund or account to the advantage of other funds or accounts under management, and also theoretically possible that actions could be taken (or not taken) to the detriment of the Fund. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and accounts. For example, a portfolio manager may determine that it would be in the interest of another account to sell a security that the Fund holds, potentially resulting in a decrease in the market value of the security held by the Fund.

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Conflicts potentially limiting the Fund’s investment opportunities may also arise when the Fund and other clients of the Adviser or Sub-Adviser invest in, or even conduct research relating to, different parts of an issuer’s capital structure. In such circumstances, decisions over whether to trigger an event of default, over the terms of any workout, or how to exit an investment may result in conflicts of interest. In order to minimize such conflicts, a portfolio manager may avoid certain investment opportunities that would potentially give rise to conflicts with other clients of the Adviser or Sub-Adviser (as applicable) or result in the Adviser or Sub-Adviser receiving material, non-public information, or the Adviser and Sub-Adviser may enact internal procedures designed to minimize such conflicts, which could have the effect of limiting the Fund’s investment opportunities. Additionally, if the Adviser or Sub-Adviser acquires material non-public confidential information in connection with its business activities for other clients, a portfolio manager or other investment personnel may be restricted from purchasing securities or selling certain securities for the Fund or other clients.

The portfolio managers also may engage in cross trades between funds and accounts, may select brokers or dealers to execute securities transactions based in part on brokerage and research services provided to the Adviser or the Sub-Adviser which may not benefit all funds and accounts equally and may receive different amounts of financial or other benefits for managing different funds and accounts. Finally, the Adviser, the Sub-Adviser and their affiliates may provide more services to some types of funds and accounts than others.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

Specific decisions to purchase or sell securities for the Fund are made by the portfolio managers. The Adviser and Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser and/or Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser and/or Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the following is taken into consideration:

●	the best net price available;

●	the reliability, integrity and financial condition of the broker or dealer;

●	the size of and difficulty in executing the order; and

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●	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser or Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser or Sub-Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser or Sub-Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

During the fiscal years ended February 28, 2019, February 28, 2018 and February 29, 2017, Lucia Securities, LLC (“Lucia Securities”), an affiliate of the Sub-Adviser, received $15,886, $14,579 and $14,726, respectively, in placement fees which could be deemed to be a form of brokerage commissions. During the fiscal year ended February 28, 2019, the percentage of the Fund’s (i) aggregate brokerage commissions paid to Lucia Securities was 100%; and (ii) aggregate dollar amount of transactions involving the payment of commissions effected through Lucia Securities was 100%.

Affiliated Party Brokerage

The Adviser, Sub-Adviser, and their affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser and/or Sub-Adviser, as applicable, has determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Sub-Adviser executes trades, on behalf of the Fund, through its affiliated broker, Lucia Securities. The Sub-Adviser may realize a profit from such trading activity. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

PROXY VOTING POLICY AND PROXY VOTING RECORD

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Adviser has delegated proxy voting responsibility to the Sub-Adviser. The Policies require that the Sub-Adviser vote, or cause to be voted, proxies received in a manner consistent with the best interests of the Fund and shareholders. A summary of the proxy policies and procedures of the Sub-Adviser is attached to this SAI. The Sub-Adviser will vote such proxies in accordance with its proxy policies and procedures. The Policies also require the Sub-Adviser to present to the Board, at least annually, the Sub-Adviser’s Proxy Policies and a record of the proxy voted, or those caused to be voted, by the Sub-Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Sub-Adviser involving a conflict of interest.

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Where a proxy proposal raises a material conflict between the interests of the Adviser or Sub-Adviser, any affiliated person(s) of the Adviser or Sub-Adviser, the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Sub-Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Sub-Adviser will abstain from voting.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-855-601-3841; and (2) on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-855-601-3841 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of such control. A control person may be able to determine the outcome of a matter put to a shareholder vote. A principal shareholder is any person who owns (either of record or beneficially) 5% or more of any class of the Fund’s outstanding shares.

As of May 30, 2019, the following shareholders of record owned 5% or more of a class of the outstanding shares of the Fund:

Name and Address	Percentage of Ownership
RBC CAPITAL MARKETS LLC	5.16% of Class T Shares
GAETANO ANGELONE
MARIA ANGELONE
JT TEN/NROS
3330 SE RIVER VISTA DR
PORT ST LUCIE, FL 34952-5956

As of May 30, the Fund’s Trustees and Officers as a group owned beneficially less than 1% of the outstanding shares of the Fund.

Distributor

Destra Capital Investments, LLC (the “Distributor”), a registered broker-dealer and affiliate of the Adviser, located at 444 West Lake Street, Suite 1700, Chicago, Illinois 60606, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares, subject to various conditions.

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Under the Fund’s previous distribution agreement with Northern Lights Distributors, LLC (the “Prior Distributor”), the Prior Distributor entered into a sub-distribution agreement with Destra Capital Investments, under which Destra Capital Investments provided wholesaling services with respect to the Fund. Previously, the Prior Distributor had also entered into a sub-distribution arrangement with Lucia Securities, LLC, a registered broker-dealer and affiliate of the Sub-Adviser. For the fiscal year ended February 28, 2019, Destra Capital Investments received $22,500 under the sub-distribution agreement, and Lucia Securities received $459 under the sub-distribution agreement. For the fiscal year ended February 28, 2018, Lucia Securities received $42,201.01 under the agreement. For the fiscal year ended February 28, 2017, Lucia Securities received $105,027.22 under the agreement. The sub-distribution arrangement with Lucia Securities terminated on November 30, 2018.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

An independent registered public accounting firm for the Fund will perform an annual audit of the Fund’s financial statements. The Board has engaged Cohen & Company, Ltd., located at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115, to serve as the Fund’s independent registered public accounting firm.

LEGAL COUNSEL

Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund.

ADMINISTRATOR

The Fund has contracted with Gemini Fund Services, LLC (“GFS”), located at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, to provide various accounting and administrative services, and to assist with operational the Fund’s needs. For the fiscal year ended February 28, 2019, the Fund paid $148,915, $59,096 and $136,076 in administration, fund accounting and transfer agency fees, respectively. For the fiscal year ended February 28, 2018, the Fund paid $192,001, $71,485 and $211,001 in administration, fund accounting and transfer agency fees, respectively. For the fiscal year ended February 28, 2017, the Fund paid $188,655, $70,224 and $189,636 in administration, fund accounting and transfer agency fees, respectively.

CUSTODIAN

UMB Bank, N.A. (the “Custodian”), which has its principal address at 928 Grand Boulevard, Kansas City, MO 64106, serves as custodian for the Fund.

29

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

30

APPENDIX A – Sub-Adviser Proxy Voting Policies and Procedures

Sub-Adviser

PROXY VOTING POLICIES AND PROCEDURES

PROXY VOTING: Pinhook Capital, LLC (f/k/a LCM Investment Management, LLC)

SUMMARY OF PROXY VOTING GUIDELINES

In the absence of specific voting guidelines from the client, Pinhook Capital, LLC (“Pinhook”) will vote proxies in the best interests of each particular client. Pinhook’s policy is to vote all proxies from a specific issuer the same way for each client absent qualifying restrictions from a client. Clients are permitted to place reasonable restrictions on Pinhook’s voting authority in the same manner that they may place such restrictions on the actual selection of account securities.

Pinhook will generally vote in favor of routine corporate housekeeping proposals such as the election of directors and selection of auditors absent conflicts of interest raised by an auditor’s non-audit services.

Pinhook will generally vote against proposals that cause board members to become entrenched or cause unequal voting rights.

In reviewing proposals, Pinhook will further consider the opinion of management and the effect on management, and the effect on shareholder value and the issuer’s business practices.

If Pinhook is voting proxies on behalf of a registered investment company (“RIC”), any proxies received for holdings in other RICs will vote proxies proportionally to reflect, or echo, the way that previous voters split on a particular issue. For example, if 100 shareholders cast 60 votes for a proposal and 40 votes against, the brokerage firm would follow the 3:2 proportion in voting the proxies of the non-voting shareholders.

Conflicts of Interest: Pinhook will identify any conflicts that exist between the interests of the adviser and the client by reviewing the relationship of Pinhook or Pinhook’s affiliates with the issuer of each security to determine if Pinhook or any of its employees has any financial, business or personal relationship with the issuer.

If a material conflict of interest exists, the portfolio manager will vote in a manner consistent with an independent third party voting recommendation.

Pinhook will maintain a record of the voting resolution of any conflict of interest.

 A-1

APPENDIX B – RATINGS OF INVESTMENTS

Short-Term Credit Ratings

An S&P Global Ratings short-term issue credit rating is generally assigned to those obligations considered short-term in the relevant market. The following summarizes the rating categories used by S&P Global Ratings for short-term issues:

“A-1” – A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

“A-2” – A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

“A-3” – A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

“B” – A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C” – A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

“D” – A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to “D” if it is subject to a distressed exchange offer.

Local Currency and Foreign Currency Ratings – S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer will differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, vs. obligations denominated in a foreign currency.

Moody’s Investors Service (“Moody’s”) short-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1” – Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

“P-2” – Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

“P-3” – Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

“NP” – Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

“NR” – Is assigned to an unrated issuer.

Fitch, Inc. / Fitch Ratings Ltd. (“Fitch”) short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-term ratings are assigned to obligations whose initial maturity is viewed as “short-term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets. The following summarizes the rating categories used by Fitch for short-term obligations:

“F1” – Securities possess the highest short-term credit quality. This designation indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2” – Securities possess good short-term credit quality. This designation indicates good intrinsic capacity for timely payment of financial commitments.

“F3” – Securities possess fair short-term credit quality. This designation indicates that the intrinsic capacity for timely payment of financial commitments is adequate.

“B” – Securities possess speculative short-term credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C” – Securities possess high short-term default risk. Default is a real possibility.

“RD” – Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

“D” – Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

Plus (+) or minus (-) – The “F1” rating may be modified by the addition of a plus (+) or minus (-) sign to show the relative status within that major rating category.

“NR” – Is assigned to an unrated issue of a rated issuer.

The DBRS® Ratings Limited (“DBRS”) short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims. The R-1 and R-2 rating categories are further denoted by the sub-categories “(high)”, “(middle)”, and “(low)”.

The following summarizes the ratings used by DBRS for commercial paper and short-term debt:

“R-1 (high)” - Short-term debt rated “R-1 (high)” is of the highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

“R-1 (middle)” – Short-term debt rated “R-1 (middle)” is of superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from “R-1 (high)” by a relatively modest degree. Unlikely to be significantly vulnerable to future events.

“R-1 (low)” – Short-term debt rated “R-1 (low)” is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

“R-2 (high)” – Short-term debt rated “R-2 (high)” is considered to be at the upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.

“R-2 (middle)” – Short-term debt rated “R-2 (middle)” is considered to be of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

“R-2 (low)” – Short-term debt rated “R-2 (low)” is considered to be at the lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.

“R-3” – Short-term debt rated “R-3” is considered to be at the lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events and the certainty of meeting such obligations could be impacted by a variety of developments.

“R-4” – Short-term debt rated “R-4” is considered to be of speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.

“R-5” – Short-term debt rated “R-5” is considered to be of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.

“D” – Short-term debt rated “D” is assigned when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to “D” may occur. DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Long-Term Credit Ratings

The following summarizes the ratings used by S&P Global Ratings for long-term issues:

“AAA” – An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

“AA” – An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

“A” – An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

“BBB” – An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

“BB,” “B,” “CCC,” “CC” and “C” – Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

“BB” – An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

“B” – An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

“CCC” – An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

“CC” – An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

“C” – An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

“D” – An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to “D” if it is subject to a distressed exchange offer.

Plus (+) or minus (-) – The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

“NR” – This indicates that a rating has not been assigned, or is no longer assigned.

Local Currency and Foreign Currency Risks - S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. An issuer’s foreign currency rating will differ from its local currency rating when the obligor has a different capacity to meet its obligations denominated in its local currency, vs. obligations denominated in a foreign currency.

Moody’s long-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of one year or more. Such ratings reflect both on the likelihood of default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. The following summarizes the ratings used by Moody’s for long-term debt:

“Aaa” – Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa” – Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A” – Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa” – Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba” – Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

“B” – Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa” – Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.

“Ca” – Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C” – Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

“NR” – Is assigned to unrated obligations.

The following summarizes long-term ratings used by Fitch:

“AAA” – Securities considered to be of the highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA” – Securities considered to be of very high credit quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” – Securities considered to be of high credit quality. “A” ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB” – Securities considered to be of good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

“BB” – Securities considered to be speculative. “BB” ratings indicate that there is an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

“B” – Securities considered to be highly speculative. “B” ratings indicate that material credit risk is present.

“CCC” – A “CCC” rating indicates that substantial credit risk is present.

“CC” – A “CC” rating indicates very high levels of credit risk.

“C” – A “C” rating indicates exceptionally high levels of credit risk.

Defaulted obligations typically are not assigned “RD” or “D” ratings but are instead rated in the “CCC” to “C” rating categories, depending on their recovery prospects and other relevant characteristics. Fitch believes that this approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” obligation rating category, or to corporate finance obligation ratings in the categories below “CCC”.

“NR” – Is assigned to an unrated issue of a rated issuer.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The following summarizes the ratings used by DBRS for long-term debt:

“AAA” – Long-term debt rated “AAA” is of the highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

“AA” – Long-term debt rated “AA” is of superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from “AAA” only to a small degree. Unlikely to be significantly vulnerable to future events.

“A” – Long-term debt rated “A” is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA.” May be vulnerable to future events, but qualifying negative factors are considered manageable.

“BBB” – Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

“BB” – Long-term debt rated “BB” is of speculative, non-investment grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

“B” – Long-term debt rated “B” is of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

“CCC”, “CC” and “C” – Long-term debt rated in any of these categories is of very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although “CC” and “C” ratings are normally applied to obligations that are seen as highly likely to default, or subordinated to obligations rated in the “CCC” to “B” range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the “C” category.

“D” – A security rated “D” is assigned when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to “D” may occur. DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Municipal Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

●	Amortization schedule - the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

●	Source of payment - the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Municipal Short-Term Note rating symbols are as follows:

“SP-1” – A municipal note rated “SP-1” exhibits a strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

“SP-2” – A municipal note rated “SP-2” exhibits a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

“SP-3” – A municipal note rated “SP-3” exhibits a speculative capacity to pay principal and interest.

“D” – This rating is assigned upon failure to pay the note when due, completion of a distressed exchange offer, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Moody’s uses the Municipal Investment Grade (“MIG”) scale to rate U.S. municipal bond anticipation notes of up to five years maturity. Municipal notes rated on the MIG scale may be secured by either pledged revenues or proceeds of a take-out financing received prior to note maturity. MIG ratings expire at the maturity of the obligation, and the issuer’s long-term rating is only one consideration in assigning the MIG rating. MIG ratings are divided into three levels – “MIG-1” through “MIG-3” while speculative grade short-term obligations are designated “SG”. The following summarizes the ratings used by Moody’s for short-term municipal obligations:

“MIG-1” – This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

“MIG-2” – This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

“MIG-3” – This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

“SG” – This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

“NR” – Is assigned to an unrated obligation.

In the case of variable rate demand obligations (“VRDOs”), a two-component rating is assigned: a long or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of risk associated with the ability to receive purchase price upon demand (“demand feature”). The second element uses a rating from a variation of the MIG scale called the Variable Municipal Investment Grade or “VMIG” scale. The rating transitions on the VMIG scale differ from those on the Prime scale to reflect the risk that external liquidity support generally will terminate if the issuer’s long-term rating drops below investment grade.

“VMIG-1” – This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“VMIG-2” – This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“VMIG-3” – This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“SG” – This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

“NR” – Is assigned to an unrated obligation.

About Credit Ratings

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Fitch’s credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Fitch credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. Fitch’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.

Credit ratings provided by DBRS are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity, and/or security. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to issuers and/or securities can change. Credit ratings are also based on approved and applicable Methodologies (“Methodologies”), which are periodically updated and when material changes are deemed necessary, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk and are not based on expectations of any specific default probability, nor are they meant to predict such.

The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although, DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DBRS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of “exactly” the same quality.

FINANCIAL STATEMENTS

Destra Multi-Alternative Fund
STATEMENT OF ASSETS AND LIABILITIES
February 28, 2019

Assets:
Investments in Securities, at Value (identified cost $164,458,682)	$177,758,994
Dividends and Interest Receivable	489,093
Receivable for Fund Shares Sold	20,509
Prepaid Expenses and Other Assets	42,230
Total Assets	178,310,826

Liabilities:
Line of Credit Payable	23,800,000
Interest Payable	159,619
Accrued Advisory Fees (1)	138,266
Distribution Fee Payable	11,752
Payable to Related Parties (1)	28,340
Shareholder Servicing Fees Payable	26,150
Other Accrued Expenses	50,380
Total Liabilities	24,214,507

Net Assets	$154,096,319

Composition of Net Assets:
At February 28, 2019, Net Assets consisted of:
Paid-in-Capital	$148,992,974
Accumulated earnings	5,103,345
Net Assets	$154,096,319

(1)	See Note 3.

See accompanying notes to financial statements.

Destra Multi-Alternative Fund
STATEMENT OF ASSETS AND LIABILITIES (Continued)
February 28, 2019

Class A Shares:
Net Assets	$113,920,981
Shares Outstanding (no par value; unlimited number of shares authorized)	8,377,714

Net Asset Value and Redemption Price Per Share *	$13.60
Offering Price Per Share ($13.60/0.9425)	$14.43

Class C Shares:
Net Assets	$16,451,492
Shares Outstanding (no par value; unlimited number of shares authorized)	1,248,431

Net Asset Value, Offering Price and Redemption Price Per Share *	$13.18

Class I Shares:
Net Assets	$18,878,520
Shares Outstanding (no par value; unlimited number of shares authorized)	1,366,652

Net Asset Value, Offering Price and Redemption Price Per Share *	$13.81

Class L Shares:
Net Assets	$4,845,326
Shares Outstanding (no par value; unlimited number of shares authorized)	363,832

Net Asset Value and Redemption Price Per Share *	$13.32
Offering Price Per Share ($13.32/0.98)	$13.59

*	The Net Asset Value for each class will differ due primarily to the allocation of class specific expenses, such as distribution fees and shareholder servicing fees.

See accompanying notes to financial statements.

Destra Multi-Alternative Fund
STATEMENT OF OPERATIONS
For the Year Ended February 28, 2019

Investment Income:
Dividend Income	$7,752,889
Interest Income	42,676
Total Investment Income	7,795,565

Expenses:
Investment Advisory Fees	2,310,044
Shareholder Servicing Fees:
Class A	335,384
Class C	53,337
Class L	14,323
Distribution Fees:
Class C	160,011
Class L	28,646
Interest Expense	720,665
Trustees’ Fees and Expenses	163,947
Administration Fees	148,915
Transfer Agent Fees	136,076
Legal Fees	96,003
Audit Fees	80,131
Printing Expense	73,233
Registration & Filing Fees	67,126
Fund Accounting Fees	59,096
Compliance Fees	39,472
Non 12b-1 Shareholder Servicing	32,103
Custody Fees	13,669
Insurance Expense	11,603
Miscellaneous Expenses	1,784
Total Expenses	4,545,568
Less: Fees Waived by Advisor	(327,457)
Net Expenses	4,218,111

Net Investment Income	3,577,454

Net Realized and Unrealized Gain (Loss) on Investments:
Net Realized Gain (Loss) on:
Investments	(6,664,232)
Distributions of realized gain from underlying investments	88,473
Total Net Realized Loss	(6,575,759)
Net Change in Unrealized Appreciation on:
Investments	2,920,497
Total Net Change in Unrealized Appreciation	2,920,497

Net Realized and Unrealized Loss on Investments	(3,655,262)

Net Decrease in Net Assets Resulting From Operations	$(77,808)

See accompanying notes to financial statements.

Destra Multi-Alternative Fund
STATEMENTS OF CHANGES IN NET ASSETS

	For the Year	For the Year
	Ended	Ended
	February 28, 2019	February 28, 2018
Operations:
Net Investment Income	$3,577,454	$2,679,368
Net Realized Gain (Loss) on Investments	(6,664,232)	3,712,686
Distributions of Realized Gain from
Underlying Investments	88,473	55,588
Net Change in Unrealized Appreciation
(Depreciation) on Investments	2,920,497	(10,476,098)
Net Decrease in Net Assets
Resulting From Operations	(77,808)	(4,028,456)

Distributions to Shareholders From:
Total distributions paid *
Class A	(534,638)	—
Class C	(90,458)	—
Class I	(20,369)	—
Class L	(23,785)	—
	(669,250)	—
Net Investment Income
Class A	—	(2,478,355)
Class C	—	(374,832)
Class I	—	(58,872)
Class L	—	(133,920)
Total from Net Investment Income	—	(3,045,979)
Return of Capital
Class A	(7,383,979)	(7,422,228)
Class C	(1,162,373)	(1,192,608)
Class I	(608,511)	(214,883)
Class L	(313,618)	(352,090)
Total from Return of Capital	(9,468,481)	(9,181,809)

Total Distributions to Shareholders	$(10,137,731)	$(12,227,788)

*	Distributions from net investment income and net realized capital gains are combined for the year ended February 28, 2019. See “New Accounting Pronouncements” in the Notes to Financial Statements for more information. The dividends and distributiions to shareholders for the year ended February 28, 2018 have not been reclassified to conform to the current year presentation.

See accompanying notes to financial statements.

Destra Multi-Alternative Fund
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	For the Year	For the Year
	Ended	Ended
	February 28, 2019	February 28, 2018
From Shares of Beneficial Interest:
Class A Shares:
Proceeds from Shares Issued (278,673 and 741,421 shares, respectively)	$3,962,542	$11,450,602
Distributions Reinvested (293,832 and 375,221 shares, respectively)	4,140,233	5,720,058
Cost of Shares Redeemed (1,989,225 and 1,375,715 shares, respectively)	(28,125,531)	(21,100,354)
Proceeds from Shares Transferred (536 and 1,364 shares, respectively)	7,578	21,262
Cost of Shares Transferred (619,661 and 61,827 shares, respectively)	(8,704,497)	(910,352)
Total From Capital Transactions: Class A	(28,719,675)	(4,818,784)

Class C Shares:
Proceeds from Shares Issued (93,295 and 314,032 shares, respectively)	1,307,718	4,749,354
Distributions Reinvested (51,938 and 59,771 shares, respectively)	711,966	892,131
Cost of Shares Redeemed (360,011 and 206,054 shares, respectively)	(4,972,544)	(3,086,017)
Cost of Shares Transferred (278,310 and 20,835 shares, respectively)	(3,765,310)	(310,920)
Total From Capital Transactions: Class C	(6,718,170)	2,244,548

Class I Shares:
Proceeds from Shares Issued (282,440 and 181,501 shares, respectively)	4,022,642	2,814,493
Distributions Reinvested (17,804 and 6,832 shares, respectively)	250,790	104,979
Cost of Shares Redeemed (197,947 and 140,629 shares, respectively)	(2,854,486)	(2,174,192)
Proceeds from Shares Transferred (895,872 and 79,844 shares, respectively)	12,734,148	1,200,010
Total From Capital Transactions: Class I	14,153,094	1,945,290

Class L Shares:
Proceeds from Shares Issued (9,752 and 20,138 shares, respectively)	134,721	308,409
Distributions Reinvested (12,798 and 19,046 shares, respectively)	177,046	286,942
Cost of Shares Redeemed (100,927 and 169,591 shares, respectively)	(1,411,323)	(2,571,832)
Cost of Shares Transferred (20,225 and 0 shares, respectively)	(271,919)	—
Total From Capital Transactions: Class L	(1,371,475)	(1,976,481)
Total Decrease in Net Assets from Shares of Beneficial Interest:	(22,656,226)	(2,605,427)

Total Decrease in Net Assets	(32,871,765)	(18,861,671)

Net Assets:
Beginning of Year	186,968,084	205,829,755
End of Year **	$154,096,319	$186,968,084

**	Net Assets - End of Year includes accumulated net investment income of $1,307,764 as of February 28, 2018.

See accompanying notes to financial statements.

Destra Multi-Alternative Fund
STATEMENT OF CASH FLOWS
For the Year Ended February 28, 2019

Cash flows from operating activities:
Net decrease in net assets resulting from operations	$(77,808)
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
Purchases of investments	(36,067,105)
Proceeds from sales	51,164,049
Purchases of short term investments, net	69,318
Return of capital from investments	2,833,058
Net realized loss from investments	6,664,232
Net change in unrealized appreciation from investments	(2,920,497)

Changes in assets and liabilities (Increase)/Decrease in assets:
Dividends and Interest Receivable	2,416,826
Receivable for Securities Sold	304,404
Receivable for Fund Shares Sold	61,408
Prepaid Expenses and Other Assets	(3,498)
Increase/(Decrease) in liabilities:
Accrued Advisory Fees	59,895
Interest Payable	110,464
Shareholder Servicing Fee	(9,112)
Payable to Related Parties	(4,318)
Distribution Fee Payable	(16,015)
Other Accrued Expenses Payable	(91,344)
Net cash provided by operating activities	24,493,957

Cash flows from financing activities:
Gross additions to line of credit	36,000,000
Gross payments of principal to line of credit	(27,700,000)
Proceeds from shares sold	9,427,623
Payment on shares redeemed	(37,363,884)
Cash distributions paid	(4,857,696)
Net cash used in financing activities	(24,493,957)

Net increase in cash	—
Cash at beginning of year	—
Cash at end of year	$—

Supplemental disclosure of non-cash activity:
Noncash financing activities not including herein consists of:
Reinvestment of dividends	$5,280,035

Interest Paid	$610,201

See accompanying notes to financial statements.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS
February 28, 2019

1.	ORGANIZATION

Destra Multi-Alternative Fund (“the Fund”), formerly known as Multi-Strategy Growth & Income Fund, was organized as a Delaware statutory trust on June 3, 2011, is registered under the Investment Company Act of 1940, as amended, (the “1940 Act”), and is a non-diversified, closed-end management investment company that operates as an interval fund with a continuous offering of Fund shares. The investment objective of the Fund is to seek returns from capital appreciation and income with an emphasis on income generation. The Fund pursues its investment objective by investing primarily in the income-producing securities of real estate investment trusts (“REITs”) and alternative investment funds, as well as common stocks and structured notes, notes, bonds and asset-backed securities.

The Fund currently offers Class A, Class C, Class I and Class L shares. Class A shares commenced operations on March 16, 2012; Class C, Class I and Class L shares commenced operations on July 2, 2014. Class A and Class L shares are offered at net asset value (“NAV”) plus a maximum sales charge of 5.75% and 2.00%, respectively. Class C and Class I shares are offered at net asset value. Each class represents an interest in the same assets of the Fund and classes are identical except for differences in their sales charge structures and ongoing service and distribution charges. All classes of shares have equal voting privileges except that each class has exclusive voting rights with respect to its service and/or distribution plans. The Fund’s income, expenses (other than class-specific distribution fees) and realized and unrealized gains and losses are allocated proportionately each day based upon the relative net assets of each class.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses for the period. Actual results could differ from those estimates. The Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification Topic 946 “Financial Services – Investment Companies” including FASB Accounting Standard Update “ASU” 2013-08.

Security Valuation – Securities listed on an exchange are valued at the last reported sale price at the close of the regular trading session of the exchange on the business day the value is being determined, or in the case of securities listed on NASDAQ, at the NASDAQ Official Closing Price (“NOCP”). In the absence of a sale, such securities shall be valued at the mean of the closing bid and asked prices on the day of valuation. Short-term investments that mature in 60 days or less may be valued at amortized cost, provided such valuations represent fair value.

When price quotations for certain securities are not readily available, or if the available quotations are not believed to be reflective of market value by the Advisor (defined below), those securities will be valued at “fair value” as determined in good faith by the Fair Valuation Committee using procedures adopted by and under the supervision of the Fund’s Board of Trustees (the “Board”). There can be no assurance that the Fund could purchase or sell a portfolio security at the price used to calculate the Fund’s NAV.

Fair valuation procedures may be used to value a substantial portion of the assets of the Fund. The Fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Advisor determines that the quotation or price for a portfolio security provided by a broker-dealer or independent pricing service is inaccurate.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
February 28, 2019

The “fair value” of securities may be difficult to determine and thus judgment plays a greater role in the valuation process. The fair valuation methodology may include or consider the following guidelines, as appropriate: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values and current pricing of securities that have comparable characteristics; (3) knowledge of historical market information with respect to the security; (4) other factors relevant to the security which would include, but would not be limited to, duration, yield, fundamental analytical data, the Treasury yield curve, and credit quality. Calls with the management teams of these securities are completed to gain further insight that might not be as evident through the reading of published reports or filings.

Often, significant back-testing or historical data analysis is employed to gain increased, tangible perspective into ways to enhance the accuracy of either existing, or potentially new fair valuation approaches. This also ensures that recent enhancements or additional methodologies are leading to more accurate valuations.

Ongoing “logic checks” and evaluations of underlying portfolios are used to identify potential disconnects between current methodologies and expected results.

The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations. Imprecision in estimating fair value can also impact the amount of unrealized appreciation or depreciation recorded for a particular portfolio security and differences in the assumptions used could result in a different determination of fair value, and those differences could be material.

The Fund invests in some securities which are not traded and the Board’s Valuation Committee has established a methodology for the fair valuation of each type of security. Non-listed REITs that are in the public offering period (or start-up phase) are valued at cost according to management’s fair valuation methodology unless the REIT issues an updated valuation. The Fund generally purchases REITs at NAV or without a commission. However, startup REITs amortize a significant portion of their start-up costs and therefore, potentially carry additional risks that may impact valuation should the REIT be unable to raise sufficient capital and execute their business plan. As such, start-up REITs pose a greater risk than seasoned REITs because if they encounter going concern issues, they may see significant deviation in value from the fair value, cost basis approach as represented. Management is not aware of any information which would cause a change in cost basis valuation methodology currently being utilized for non-traded REITs in their offering period. Non-traded REITs that are in their offering period are generally categorized as Level 3 in the fair value hierarchy. Once a REIT closes to new investors, the Fund values the security based on the movement of an appropriate market index or a similar security that is publicly traded until the REIT issues an updated market valuation. Non-traded REITs that have closed to new investors are generally categorized in Level 2 of the fair value hierarchy, due to the significance of the effect of the application of the movement of the market index on the overall fair valuation of the REIT. Other non-traded private investments are monitored for any independent audits of the investment or impairments reported on the potential value of the investment. For non-traded private investments, including private real estate investment trusts and non-traded partnership funds, that are themselves treated as investment companies under GAAP, the Fund follows the guidance in GAAP that allows, as practical expedient, the Fund to value such investments at their reported NAV per share (or if not unitized, at an equivalent percentage of the capital of the investee entity). Such investments typically provide an updated NAV or its equivalent on a quarterly basis. The Valuation Committee meets frequently to discuss the valuation methodology and will adjust the value of a security if there is a public update to such valuation.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
February 28, 2019

Non-listed business development companies provide quarterly fair value pricing which is used as an indicator of the valuation for the Fund. If the value significantly fluctuates, the Advisor will provide an updated price. If a significant event occurs that causes a large change in price, the Fair Valuation Committee will call a meeting to evaluate the fair value. Non-traded business development companies are categorized as Level 2 in the fair value hierarchy. Hedge funds provide monthly fair value pricing which is used as an indicator of the valuation for the Fund. The Fund values the security based on the movement of an appropriate market index or a similar security that is publicly traded until the hedge fund issues an updated market valuation.

Valuation of Fund of Funds - The Fund may invest in funds of open-end or closed-end investment companies (the “Underlying Funds”). The Underlying Funds value securities in their portfolios for which market quotations are readily available at their market values (generally the last reported sale price) and all other securities and assets at their fair value using the methods established by the board of directors of the Underlying Funds. Open-end funds are valued at their NAV per share and closed-end fund that trade on an exchange are valued as described under security valuation.

The Fund utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of input are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities that the Fund has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available; representing the Fund’s own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value of a security may fall into different levels (Level 1, Level 2 or Level 3) of the fair value hierarchy. In such cases, for disclosure purposes, the level within which the fair value measurement falls, in its entirety, is determined based on the lowest level input that is significant in its entirety to the fair value measurement.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
February 28, 2019

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following tables summarize the inputs used as of February 28, 2019 for the Fund’s assets and liabilities measured at fair value:

Assets*

Investments:	Practical Expedient (1)	Level 1	Level 2	Level 3	Total
Common Stocks	$—	$8,480,792	$—	$—	$8,480,792
Exchange Traded Fund	—	585,500	—	—	585,500
Exchange Traded Notes	—	874,000	—	—	874,000
Real Estate Investment Trusts	21,500,181	8,566,855	39,771,886	—	69,838,922
Non-Listed Business Development Companies	2,430,600	—	—	—	2,430,600
Private Business Development Companies	8,064,627	—	—	—	8,064,627
Private Investment Funds	44,845,211	—	—	—	44,845,211
Closed-End Funds	—	14,705,046	—	—	14,705,046
Hedge Fund	27,294,495	—	—	—	27,294,495
Short-Term Investment	—	639,801	—	—	639,801
Total Investments	$104,135,114	$33,851,994	$39,771,886	$—	$177,758,994

(1)	Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the portfolio of investments.

*	Refer to the Portfolio of Investments for industry classifications.

There was a change in fair valuation measurement inputs from Level 3 to practical expedient. Practical expedient became available based on the Fund receiving NAVs quarterly via investor letters and/or statements from the Sponsor of the investment.

The following is the fair value measurement of investments that are measured at NAV per Share (or its equivalent) as a practical expedient:

		Acquisition			% of Net	Unfunded
Security Description	Industry	Date	Cost	Value	Assets	Commitments	Redemption Frequency	Redemption Notice Period
AIM Infrastructure MLP Fund II	Private Investment Company	3/12/2014	$6,108,750	$4,206,678	2.7%	$1,391,250	Quarterly	30-60 Days
Arboretum Core Asset Fund, L.P.	Private Investment Company	8/2/2018	2,500,000	2,490,517	1.6%	7,500,000	Annually	30 Days
Canyon CLO Fund II LP	Private Investment Company	2/25/2019				10,000,000	Subject to advisor approval	n/a
Cion Investment Corp.	Non-Listed BDC	4/21/2014	2,682,559	2,430,600	1.6%	—	Quarterly	30 Days
Clarion Lion Industrial Trust	REIT	6/29/2015	9,902,914	14,000,181	9.1%	—	Quarterly	90 Days
Clarion Lion Properties Fund	Private Investment Company	4/1/2014	11,000,000	14,890,765	9.7%	—	Quarterly	90 Days
Collins Masters Access Fund, Ltd.	Hedge Fund	6/2/2015	25,002,167	27,294,495	17.7%	—	Subject to advisor approval	30-60 Days
Levine Leichtman Capital Partners VI, LP	Private Investment Company	11/22/2017	3,830,759	2,627,344	1.7%	7,303,288	Subject to advisor approval	n/a
Mosaic Real Estate Credit, LLC	Private Investment Company	7/6/2017	9,999,997	10,147,147	6.6%	—	Subject to advisor approval	2 year lock up, then annual with 90 Days notice
Ovation Alternative Income Fund, LP	Private Investment Company	7/25/2014	7,500,000	7,787,072	5.1%	—	Quarterly	180 Days
Owl Rock Capital Corp.	Private BDC	9/6/2017	8,187,532	8,064,627	5.2%	4,126,442	Quarterly	90 Days
Stepstone Capital Partners IV, L.P.	Private Investment Company	7/30/2018	2,796,618	2,695,688	1.7%	7,203,382	Subject to advisor approval	n/a
Treehouse Real Estate Investment Trust, Inc.	Private Investment Company	12/31/2018	7,500,000	7,500,000	4.9%	—	Subject to advisor approval	n/a
			$97,011,297	$104,135,114		$37,524,362

Exchange Traded Funds – The Fund may invest in exchange traded funds (“ETFs”). Most ETFs are a type of index fund bought and sold on a securities exchange. An ETF trades like common stock and represents a fixed (or managed) portfolio of securities designed to track the performance and dividend yield of a particular domestic or foreign market index. The Fund may purchase an ETF to gain exposure to a portion of the U.S. or a foreign market. The risks of owning an ETF generally reflect the risks of owning the underlying securities it is designed to track, although the lack of liquidity on an ETF could result in it being more volatile. Additionally, ETFs have fees and expenses that reduce their value.

Security Transactions and Investment Income – Investment security transactions are accounted for on a trade date basis. Cost is determined and gains and losses are based upon the specific identification method for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Purchase discounts and premiums on securities are accreted and amortized over the life of the respective securities.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
February 28, 2019

Federal Income Taxes – The Fund intends to comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and will distribute all of its taxable income, if any to shareholders. Accordingly, no provision for Federal income taxes is required in the financial statements.

The Fund recognizes the tax benefits of uncertain tax positions only when the position is “more likely than not” to be sustained assuming examination by tax authorities. Management has analyzed the Fund’s tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years ended February 29, 2016 to February 28, 2018, or expected to be taken in the Fund’s February 28, 2019 year-end tax return. The Fund identifies its major tax jurisdiction as U.S. Federal. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended February 28, 2019, the Fund did not incur any interest or penalties.

Distributions to Shareholders – Distributions from investment income are declared and paid monthly. Distributions from net realized capital gains, if any, are declared and paid annually and are recorded on the ex-dividend date. The character of income and gains to be distributed is determined in accordance with income tax regulations, which may differ from GAAP.

Indemnification – The Fund indemnifies its officers and Trustees for certain liabilities that may arise from the performance of their duties to the Fund. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnities. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Trust expects the risk of loss due to these warranties and indemnities to be remote.

3.	RECENT ACCOUNTING PRONOUNCEMENTS AND REPORTING UPDATES

In August 2018, the FASB issued Accounting Standards Update (“ASU”) No. 2018-13, which changes certain fair value measurement disclosure requirements. The new ASU, in addition to other modifications and additions, removes the requirement to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and the policy for the timing of transfers between levels. For investment companies, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Fund has adopted early.

In August 2018, the Securities and Exchange Commission adopted amendments to certain disclosure requirements under Regulation S-X to conform to US GAAP, including: (i) an amendment to require presentation of the total, rather than the components, of distributable earnings on the Statement of Assets and Liabilities; and (ii) an amendment to require presentation of the total, rather than the components, of distributions to shareholders, except for tax return of capital distributions, on the Statement of Changes in Net Assets. The amendments also removed the requirement for parenthetical disclosure of undistributed net investment income on the Statement of Changes in Net Assets. These amendments have been adopted with these financial statements.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
February 28, 2019

4.	INVESTMENT MANAGEMENT AND OTHER AGREEMENTS

Advisory Agreement – Pursuant to an investment advisory agreement with the Fund, (the “Advisory Agreement”), investment advisory services are provided to the Fund by Destra Capital Advisors LLC (the “Advisor”), effective November 30, 2018. Under the terms of the Advisory Agreement, the Advisor receives monthly fees calculated at an annual rate of 1.35% of the average daily net assets of the Fund. Prior to November 30, 2018, Pinhook Capital, LLC (f/k/a LCM Invesment Management, LLC) (“Pinhook”) was the investment adviser to the Fund. For the period from February 28, 2018 to November 30, 2018, Pinhook earned advisory fees of $1,831,869. For the period from December 1, 2018 to February 28, 2019, the Advisor earned advisory fees of $478,175. For the year ended February 28, 2019, the Advisor was owed $138,266 in advisory fees.

Pursuant to a written contract (the “Expense Limitation Agreement”), the Advisor has agreed, at least until November 30, 2020, to waive a portion of its advisory fee and has agreed to reimburse the Fund for other expenses to the extent necessary so that the total expenses incurred by the Fund (excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including, for example, option and swap fees and expenses), taxes or extraordinary expenses, such as litigation expenses), do not exceed the following amounts per annum of the average daily net assets of each class of shares:

Class A	Class C	Class I	Class L
1.95%	2.70%	1.70%	2.45%

These amounts will herein be referred to as the “expense limitations.”

Any waiver or reimbursement by the Advisor under the Expense Limitation Agreement is subject to repayment by the Fund within three years from the date the Advisor waived any payment or reimbursed any expense, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver or the current expense limitation and the repayment is approved by the Board. The Adviser may not terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or the adviser may terminate the expense reimbursement arrangement upon 60 days’ written notice. For the fiscal year ended February 28, 2019, the Advisor waived fees/reimbursed expenses of $327,457.

The following amounts are subject to recapture by the Adviser by the following dates:

2/28/2021	2/28/2022
$386,639	$327,457

Sub-Advisory Agreement – The Fund has engaged Pinhook Capital, LLC) as the primary sub-adviser (the “Sub-Adviser”). The Sub-Advisory Agreement provides that the Sub-Adviser is entitled to receive an annual fee from the Adviser equal to 50% of the net revenue received by the Adviser after any fee waivers and shared expenses between the Adviser and the Sub-Adviser, subject to a maximum of 0.675% of the Fund’s average daily net assets. The Sub-Adviser is compensated by the Adviser, not the Fund. The Sub-Adviser served as investment adviser to the Fund until November 30, 2018.

Distributor – The Board has adopted, on behalf of the Fund, a Shareholder Services Plan under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Under the Shareholder Services Plan, the Fund may pay 0.25% per year of its average daily net assets attributed to each of Class A, Class C and Class L shares for such services. For the year ended February 28, 2019, the Fund incurred shareholder servicing fees of $335,384, $53,337, and $14,323 for Class A, Class C and Class L shares, respectively. The Class C and Class L shares also pay to Destra Capital Investments, LLC (the “Distributor”) a distribution fee, payable under distribution plans adopted by the Board (“Distribution Plans”), for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities including marketing and other activities to support the distribution of the Class C and Class L shares. Under the Distribution Plans, the Fund pays 0.75% and 0.50% per year of its average daily net assets for such services for Class C and Class L shares, respectively. Effective February 1, 2019 Destra Capital Investments LLC became the Funds’ distributor. For the period February 28, 2018 to February 1, 2019, Northern Lights Distributors, LLC (the “Prior Distributor”), an affiliate of GFS, as defined below, served as the Fund’s Distributor. For the year ended February 28, 2019, the Fund incurred distributions fees of $160,011 and $28,646 for Class C and Class L shares, respectively.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
February 28, 2019

The Distributor acts as the Fund’s principal underwriter in a continuous public offering of the Fund’s shares. For the fiscal year ended February 28, 2019, the Distributor received $160,867 and $2,747 in underwriting commissions for sales of Class A and Class L shares, respectively, of which $27,033 and $1,028 were retained by the principal underwriter or other affiliated broker-dealers.

In addition, certain affiliates of the Distributor provide services to the Fund as follows:

Gemini Fund Services, LLC (“GFS”) – GFS, provides administration, fund accounting, and transfer agent services to the Fund. Pursuant to a separate servicing agreement with GFS, the Fund pays GFS customary fees for providing administration, fund accounting and transfer agency services to the Fund. Certain officers of the Trust are also officers of GFS, and are not paid any fees directly by the Fund for serving in such capacities.

Blu Giant, LLC (“Blu Giant”) – Blu Giant, an affiliate of GFS, provides EDGAR conversion and filing services as well as print management services for the Fund on an ad-hoc basis. For the provision of these services, Blu Giant receives customary fees from the Fund.

Effective February 1, 2019, NorthStar Financial Services Group, LLC, the parent company of GFS and its affiliated companies including Northern Lights Distributors, LLC (“NLD”) and Northern Lights Compliance Services, LLC (“NLCS”)(collectively, the “Gemini Companies”), sold its interest in the Gemini Companies to a third party private equity firm that contemporaneously acquired Ultimus Fund Solutions, LLC (an independent mutual fund administration firm) and its affiliates (collectively, the “Ultimus Companies”). As a result of these separate transactions, the Gemini Companies and the Ultimus Companies are now indirectly owned through a common parent entity, The Ultimus Group, LLC.

Other Affiliates – During the fiscal year ended February 28, 2019, Lucia Securities, LLC (“Lucia Securities”), a registered broker/dealer and an affiliate of the Sub-Advisor, executed trades on behalf of the Fund for which it received brokerage commissions of $15,886. The prior Distributor previously entered into an agreement with Lucia Securities under which Lucia Securities provided wholesaling services with respect to the Fund. For the period from March 1, 2018 through November 30, 2018, Lucia Securities received $5,717 from NLD. NLD started to process fees to the Distributor in December 1, 2018 and Distributor reimbursed NLD $5,258.29 for the same period, for a the net of $459.

5.	INVESTMENT TRANSACTIONS

The cost of purchases and proceeds from the sale of securities, other than short-term securities, for the fiscal year ended February 28, 2019, amounted to $36,067,105 and $51,164,049, respectively.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
February 28, 2019

6.	REPURCHASE OFFERS / SHARES OF BENEFICIAL INTEREST

Pursuant to Rule 23c-3 under the 1940 Act, on a quarterly basis, the Fund offers shareholders holding all classes of shares the option of redeeming shares at NAV. The Board determines the quarterly repurchase offer amount (“Repurchase Offer Amount”), which can be no less than 5% and no more than 25% of all shares of all classes outstanding on the repurchase request deadline. If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of all outstanding shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of all outstanding shares on the repurchase request deadline, the Fund shall repurchase the shares tendered on a pro rata basis. There is no guarantee that a shareholder will be able to sell all of the shares tendered in a quarterly repurchase offer. Limited liquidity will be provided to shareholders only through the Fund’s quarterly repurchases.

	Repurchase Offer	Repurchase Offer	Repurchase Offer	Repurchase Offer
Commencement Date	March 16, 2018	June 15, 2018	September 18, 2018	December 18, 2018
Repurchase Request	April 20, 2018	July 17, 2018	October 22, 2018	January 18, 2019
Repurchase Pricing Date	April 20, 2018	July 17, 2018	October 22, 2018	January 18, 2019

Net Asset Value as of Repurchase Offer Date
Class A	$14.45	$14.52	$13.95	$13.57
Class C	$14.10	$14.13	$13.56	$13.16
Class I	$14.65	$14.72	$14.16	$13.78
Class L	$14.21	$14.26	$13.69	$13.30

Amount Repurchased
Class A	$8,432,217	$6,732,442	$6,525,764	$6,435,108
Class C	$2,362,203	$674,189	$1,051,952	$884,200
Class I	$542,577	$1,227,701	$601,967	$482,241
Class L	$451,858	$483,561	$263,824	$212,080

Percentage of Outstanding Shares Repurchased
Class A	5.57%	4.67%	4.94%	5.34%
Class C	9.43%	2.90%	5.05%	4.92%
Class I	9.31%	14.83%	5.87%	2.85%
Class L	6.84%	7.75%	4.68%	4.22%

7.	DISTRIBUTIONS TO SHAREHOLDERS AND TAX COMPONENTS OF CAPITAL

The tax character of distributions paid during the following years was as follows:

	Fiscal Year Ended	Fiscal Year Ended
	February 28, 2019	February 28, 2018
Ordinary Income	$669,250	$3,045,979
Return of Capital	9,468,481	9,181,809
	$10,137,731	$12,227,788

As of February 28, 2019, the components of accumulated earnings/(deficit) on a tax basis were as follows:

Undistributed	Undistributed	Post October Loss	Capital Loss	Other	Unrealized	Total
Ordinary	Long-Term	and	Carry	Book/Tax	Appreciation/	Accumulated
Income	Gains	Late Year Loss	Forwards	Differences	(Depreciation)	Earnings/(Deficits)
$—	$—	$(2,610,881)	$(9,564,667)	$—	$17,278,893	$5,103,345

The difference between book basis and tax basis unrealized appreciation of investments, undistributed net investment income (loss), and accumulated net realized loss is primarily attributable to the tax deferral of losses on wash sales and adjustment for partnerships and mark-to-market on passive foreign investment companies.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
February 28, 2019

Late year losses incurred after December 31 within the fiscal year are deemed to arise on the first business day of the following fiscal year for tax purposes. The Fund incurred and elected to defer such late year losses of $251,953.

Capital losses incurred after October 31 within the fiscal year are deemed to arise on the first business day of the following fiscal year for tax purposes. The Fund incurred and elected to defer such capital losses of $ 2,610,881.

At February 28, 2019, the Fund had capital loss carry forwards for federal income tax purposes available to offset future capital gains as follows:

	Non-Expiring	Non-Expiring
Expiring	Short-Term	Long-Term	Total	CLCF Utilized
$—	$7,560,057	$2,004,610	$9,564,667	$—

Permanent book and tax differences, primarily attributable to adjustments related to the reclassification of Fund distributions, resulted in reclassification for the year ended February 28, 2019 as follows:

Paid In	Accumulated
Capital	Earnings (Losses)
$(29,799)	$29,799

8.	AGGREGATE UNREALIZED APPRECIATION AND DEPRECIATION – TAX BASIS

			Net Unrealized
	Gross Unrealized	Gross Unrealized	Appreciation/
Tax Cost	Appreciation	Depreciation	(Depreciation)
$160,480,014	$34,833,561	$(17,554,581)	$17,278,980

9.	DISTRIBUTABLE CASH FLOW

The table below has been included to provide additional insight in regards to distribution coverage metrics for the Fund, particularly in regards to how to differentiate between the tax components of distributions and the actual non-GAAP cash flows received from the Fund’s underlying investments. One of the advantages that the Fund is able to provide to investors is the tax characterizations of distributions received. For example, a portion of distributions received from REITs and certain partnerships are often treated as a non-taxable return of capital as an inherent structural advantage of the underlying investments. This allows for the deferral of tax consequences on certain distributions. As such, from a tax characterization, these are considered a “return of capital” but are, in actuality, still a cash inflow source received from the underlying investments. The table is specifically designed to better inform investors of the distributable cash flows received, and the distribution coverage they represent. For example, as can be seen below, for the fiscal year ended February 28, 2019, only 76.9% of distributions were represented by gross income as defined by the Fund’s Statement of Operations (tax-basis), but when factoring in the tax adjustments attributable to underlying investments, these total distributions, dividends and interest represented 106% of gross distributions made by the Fund. The table also includes additional lines for coverage when factoring in total net fees and expenses, as well as net realized gains and losses. This information is supplemental, unaudited, and is not inclusive of required financial disclosures (such as total expense ratio), and should be read in conjunction with the Fund’s full financial statements.

Destra Multi-Alternative Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
February 28, 2019

	For the Year	For the Year
	Ended	Ended
	February 28,	February 28,
	2019	2018
Gross Income Per Statement of Operations:	7,795,565	6,580,963
Tax Adjustments attributable to underlying investments (1):	2,921,531	5,808,377
Total Distributions, dividends and interest from underlying investments:	$10,717,096	$12,389,340
Distributions to Shareholders:	$(10,137,731)	$(12,227,788)
Gross Distribution Coverage Ratio:	106%	101%
Total net fees and expenses (breakdown)
Total Fees & Expenses:	$4,545,568	$4,288,234
Fees Waived (added back):	$(327,457)	$(386,639)
Total Net Fees & Expenses:	$4,218,111	$3,901,595
Net Distributable Income:	$6,498,985	$8,487,745
Distribution Coverage Ratio excluding Net Realized G/L:	64%	69%
Net Realized Gain/(Loss):	$(11,716,308)	$(1,151,003)
Distribution Coverage Ratio including Net Realized G/L:	-51%	60%

(1)

Tax adjustments attributable to REITs and other investments are adjustments to reflect the tax character of distributions received from underlying investments. Specifically, a portion of distributions received from REITs are often treated as non-taxable return of capital for book and tax purposes and distributions received from investments structured as partnerships are also treated as return of capital to the extent the distributions received exceed the income reported to the Fund on the Form K-1’s received from the underlying investments.

10.	CREDIT FACILITY

The Fund has the opportunity to borrow money from Barclays via a credit facility with a variable limit based on how many securities are pledged as collateral. It is intended to provide financing, if necessary, subject to certain restrictions, in connection with shareholder redemptions. Borrowings are secured by certain of the Fund’s investments. Interest is accrued at the 1 Month LIBOR rate plus 180 basis points to be paid monthly. During the fiscal year ended February 28, 2019, the Fund paid $220,797 in interest on the borrowings. Average borrowings and the average interest rate during the fiscal year ended February 28, 2019, were $17,747,814 and 3.69%, respectively. The largest outstanding amount borrowed during the fiscal year was $23,800,000. The balance due to the broker as of February 28, 2019 was $23,800,000.

11.	SUBSEQUENT EVENTS

Subsequent events after the date of the Statement of Assets and Liabilities have been evaluated through the date the financial statements were issued. Management has concluded that there is no impact requiring adjustment or disclosure in the financial statements. On March 28, 2019, the Fund paid distributions of $0.0685, $0.0664, $0.0696 and $0.0671 per share to shareholders of record on March 27, 2019 for Class A, Class C, Class I and Class L shares, respectively. The Fund completed a quarterly repurchase offer on April 22, 2019 which resulted in 7.09%, 6.01%, 2.24% and 5.65% of Fund shares being repurchased for $6,398,295, $795,059, $371,645 and $221,908 for Class A, Class C, Class I and Class L, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Trustees of Destra Multi-Alternative Fund

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statement of assets and liabilities of Destra Multi-Alternative Fund (formerly known as the Multi-Strategy Growth & Income Fund) (the “Fund”), including the portfolio of investments as of February 28, 2019, the related statements of operations and cash flows for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the two years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Fund as of February 28, 2019, and the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. The statement of changes in net assets for the period ended February 28, 2017 and the financial highlights for each of the respective stated periods in the three-year period ended February 28, 2017 were audited by other auditors whose report, dated April 28, 2017 expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of February 28, 2019, by correspondence with the custodian and underlying investment fund managers and advisers. We believe that our audits provide a reasonable basis for our opinion.

Costa Mesa, California

April 26, 2019

We have served as the auditor of Destra Multi-Alternative Fund since 2018.

Destra Multi-Alternative Fund
SUPPLEMENTAL INFORMATION (Unaudited)
February 28, 2019

Consideration and Approval of Proposed Advisory Agreement

At a meeting held on October 2, 2018, the Board of Trustees (the “Board” or the “Trustees”), including the Independent Trustees, unanimously approved a proposed advisory agreement between Destra Capital Advisors LLC (“Destra”) and Multi-Strategy Growth & Income Fund (the “Fund”) (the “Proposed Advisory Agreement”). In considering the approval of the Advisory Agreement, the Trustees received materials specifically relating to the Advisory Agreement.

The Board reviewed and discussed the written materials that were provided in advance of the Meeting and deliberated on the approval of the Proposed Advisory Agreement. The Board relied upon the advice of independent legal counsel and their own business judgment in determining the material factors to be considered in evaluating the Proposed Advisory Agreement and the weight to be given to each such factor. The conclusions reached by the Board were based on a comprehensive evaluation of all of the information provided and were not the result of any one factor. Moreover, each Trustee may have afforded different weight to the various factors in reaching his conclusions with respect to the Advisory Agreement.

Nature, Extent and Quality of Service. In evaluating whether to approve the Proposed Advisory Agreement, the Board considered the nature, extent and quality of services to be provided under the agreement. They noted that Destra currently served as the investment adviser to three registered investment companies, including an interval fund like the Fund, and they observed that the Destra’s personnel have significant experience in investment company management. The Board evaluated the compliance program developed by Destra, including the background and experience of compliance personnel. The Board noted Destra’s intention to make no changes to the Fund’s investment objectives or strategy. In light of the Fund’s investment strategy, the Board also reviewed Destra’s fair valuation policies and procedures. In addition to the proposed advisory services, the Board also considered that Destra intended to engage LCM Investment Management, LLC (“LCM”), the Fund’s current adviser, as the Fund’s sub-adviser responsible for all trading, portfolio construction and investment operations, noting that it was anticipated that LCM personnel currently responsible for managing the Fund’s portfolio would continue to manage the Fund on behalf of LCM as the proposed sub-adviser. The Board considered Destra’s oversight process, noting that the firm intended to regularly engage with the Fund, the portfolio, and the sub-adviser, monitor compliance and portfolio construction on a daily basis, and conduct regular reviews of the sub-adviser. The Board concluded it was comfortable that Destra had the capabilities and resources to oversee the operations of the Fund. Based on their review, the Trustees concluded that, overall, the nature, extent and quality of services expected to be provided to the Fund were satisfactory.

Performance. The Board considered Destra’s investment philosophy and experience and its history in managing investment companies, and it reviewed the performance history of other funds managed by Destra, noting that they had shown generally positive returns and favorable Morningstar ratings. The Board also considered that Destra will delegate responsibility for the day-to-day management of the Fund to LCM, and LCM would continue to manage the Fund in the same manner once engaged as the Fund’s sub-adviser.

Fees and Expenses. The Trustees reviewed information regarding fees charged by advisers to a peer group of funds with investment objectives and strategies comparable to the Fund’s. The Trustees remarked that the proposed advisory fee of 1.35% was equal to the Fund’s current advisory fee and was slightly less than the peer group average. The Trustees remarked that the proposed advisory fee, while higher than the US Closed-end Multialternative Morningstar category average, was still well within the range of fees charged by funds in that category. The Trustees also considered that Destra had agreed to maintain the Fund’s current expense limitations of 1.95% of Class A shares’ net assets, 2.45% of Class L shares’ net assets, 2.70% of Class C shares’ net assets and 1.70% of Class I shares’ net assets. After further discussion, the Board concluded that the proposed advisory fee of 1.35% remained competitive and reasonable.

Destra Multi-Alternative Fund
SUPPLEMENTAL INFORMATION (Unaudited)(Continued)
February 28, 2019

Economies of Scale. The Trustees considered whether Destra will realize economies of scale with respect to the management of the Fund. The Trustees agreed that while meaningful economies of scale had not yet been reached, they would continue to monitor Fund growth and evaluate the appropriateness of breakpoints in the advisory fee as Fund assets increase.

Profitability. The Trustees considered the projected profits by Destra in connection with the operation of the Fund for the first two years under the Proposed Advisory Agreement and whether the amount of profit would be a fair entrepreneurial profit for the management of the Fund. The Trustees noted that Destra expected to receive a reasonable profit both in terms of percentage of revenue and dollar amount over both years. The Board concluded that Destra’s estimated level of profitability from its relationship with the Fund was not excessive.

15(f) Considerations. The Trustees noted that section 15(f) of the Investment Company Act of 1940 (“the 1940 Act”) provides a safe harbor to investment advisers who may receive compensation or benefits in connection with the sale of securities or a sale of any other interest in the investment adviser, which results in an assignment of an investment advisory contract. They further noted that the safe harbor is conditioned on the following: (i) for a period of three years after the time of such sale, at least 75% of the board of trustees are not (a) interested persons of the investment adviser, as the term is defined in the 1940 Act, and (b) there is not imposed an unfair burden as a result of the sale. They considered that although LCM is not directly selling any interests in LCM to Destra, LCM and Destra have entered into a purchase agreement whereby LCM will receive compensation from Destra if Destra is retained as adviser to the Fund. They noted that it was anticipated that after the transaction, at least 75% of the Board of Trustees of the Fund would be independent. They also considered whether the retention of Destra will impose an unfair burden on the Fund’s shareholders. After discussion, they concluded that the retention of Destra was unlikely to impose an unfair burden on the Fund’s shareholders because after the transaction, none of Destra, LCM, or any of their affiliates would be entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the Fund, or (ii) from the Fund for other than bona fide investment advisory or other services.

Conclusion. Having requested and received such information from Destra as the Board believed to be reasonably necessary to evaluate the terms of the Proposed Advisory Agreement, and as assisted by the advice of counsel, the Board concluded that the advisory fee is reasonable and that approval of the Proposed Advisory Agreement is in the best interests of the shareholders of the Fund.

Consideration and Approval of the Proposed Sub-Advisory Agreement

Also, at the meeting held on October 2, 2018, the Trustees, including the Independent Trustees, unanimously approved a proposed sub-advisory agreement between Destra and LCM with respect to the Fund (“Proposed Sub-Advisory Agreement”).

The Board reviewed and discussed the written materials that were provided in advance of the Meeting and deliberated on the approval of the Proposed Sub-Advisory Agreement. The Board relied upon the advice of independent legal counsel and their own business judgment in determining the material factors to be considered in evaluating the Proposed Sub-Advisory Agreement and the weight to be given to each such factor. The conclusions reached by the Board were based on a comprehensive evaluation of all of the information provided and were not the result of any one factor. Moreover, each Trustee may have afforded different weight to the various factors in reaching his conclusions with respect to the Proposed Sub-Advisory Agreement. In considering the approval of the Proposed Sub-Advisory Agreement, the Board reviewed and analyzed various factors that they determined were relevant, including the factors enumerated below.

Nature, Extent and Quality of Service. The Trustees examined the nature, extent and quality of the services to be provided by LCM to the Fund. The Trustees noted their familiarity with LCM and its personnel because the firm currently served the Fund as its adviser. The Trustees expressed satisfaction with the overall historical management of the Fund, as well as with the continued evolution and growth of LCM’s management team and investment process. The Trustees discussed the strategy of the Fund and its key risks, and they expressed the opinion that LCM is managing portfolio risks well. The Trustees discussed historical enhancements that LCM had made to its team and its portfolio management processes. The Trustees also discussed in detail LCM’s research processes, noting that the firm thoroughly analyzed sponsor and manager capabilities and evaluated the quality of the underlying portfolios. They also evaluated LCM’s proprietary multi-stage, multi-factor framework for selecting, evaluating and monitoring investment opportunities across different sectors and expressed their satisfaction with that process. The Trustees noted LCM had reported no material compliance incidents, litigation or administrative actions over the period in question. Overall, it was the consensus of the Trustees that they were satisfied with the nature, extent and quality of the services provided to the Fund by LCM and anticipated that Fund shareholders would continue to receive the same quality of services from LCM when the firm was engaged as the Fund’s sub-adviser.

Destra Multi-Alternative Fund
SUPPLEMENTAL INFORMATION (Unaudited)(Continued)
February 28, 2019

Performance. The Trustees considered the Fund’s past performance and the Fund’s investment objective of seeking returns from capital appreciation and income, with an emphasis on the generation of income. The Trustees also reviewed the Fund’s investment policy of maintaining a core allocation to alternative assets. The Trustees also noted that LCM had previously served as the Fund’s investment adviser for the entirety of the Fund’s operations. The Trustees noted their satisfaction with the fact that the Fund had delivered positive annualized returns on a since-inception basis while simultaneously exhibiting lower overall risk metrics versus the S&P 500 Total Return Index over that period. They further noted that while the Fund underperformed the peer group over the past year, the Fund had substantially outperformed the Morningstar U.S. Closed-end Category average over the same time period. They also observed that the Fund’s performance had been consistent with that of the peer group over the since inception time period. The Trustees noted that, since inception, consistent with the Fund’s stated strategy, the Fund’s performance was regularly between the returns of the Barclays US Aggregate Bond Index and the S&P 500 Total Return Index. The Trustees concluded that overall, the Fund was performing in line with its goals and objectives across a variety of market environments, and they agreed that the Fund’s performance was satisfactory.

Fees and Expenses. The Trustees considered the proposed sub-advisory fee, noting that the contractual amount was equal to 50% of the net revenue received by Destra, after any fee waivers, subject to a maximum of 0.675% of the Fund’s average daily net assets. They observed that the sub-advisory fee would be paid by Destra, not the Fund, and concluded that the proposed sub-advisory fee was not unreasonable.

Economies of Scale. The Trustees considered whether LCM will experience economies of scale with respect to the management of the Fund. The Trustees agreed that this was primarily an adviser level issue and should be considered with respect to the overall advisory contract, taking into consideration the impact of the sub-advisory expense. After discussion, it was the consensus of the Trustees that a lack of breakpoints was acceptable and the shareholders will benefit from lower overall expenses as the Fund grows.

Profitability. The Trustees considered the anticipated profits to be realized by LCM in connection with its relationship with the Fund and whether the amount of profit is a fair entrepreneurial profit with respect to the sub-advisory services to be provided to the Fund. The Trustees noted that LCM estimates realizing a loss during its first year of engagement as sub-adviser and only a slight profit during the second year of such engagement. The Trustees considered the quality of services anticipated to be provided by LCM, and they concluded the anticipated level of profit was not excessive.

Destra Multi-Alternative Fund
SUPPLEMENTAL INFORMATION (Unaudited)(Continued)
February 28, 2019

15(f) Considerations. The Trustees noted that section 15(f) of the 1940 Act provides a safe harbor to investment advisers who may receive compensation or benefits in connection with the sale of securities or a sale of any other interest in the investment adviser, which results in an assignment of an investment advisory contract. They further noted that the safe harbor is conditioned on the following: (i) for a period of three years after the time of such sale, at least 75% of the board of trustees are not (a) interested persons of the investment, as the term is defined in the 1940 Act, and (b) there is not imposed an unfair burden as a result of the sale. They considered that although LCM is not directly selling any interests in LCM to Destra, LCM and Destra have entered into a purchase agreement whereby LCM will receive compensation from Destra if Destra is retained as adviser to the Fund. They noted that it was anticipated that after the transaction, at least 75% of the Board of Trustees of the Fund would be independent. They also considered whether the retention of LCM will impose an unfair burden on the Fund’s shareholders. After discussion, they concluded that the retention of LCM was unlikely to impose an unfair burden on the Fund’s shareholders because after the transaction, none of Destra, LCM, or any of their affiliates would be entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the Fund, or (ii) from the Fund for other than bona fide investment advisory or other services.

Conclusion. Having requested and received such information from LCM as the Board believed to be reasonably necessary to evaluate the terms of the Proposed Sub-Advisory Agreement, and as assisted by the advice of counsel, the Board concluded that the advisory fee is reasonable and that approval of the Proposed Sub-Advisory Agreement is in the best interests of the shareholders of the Fund.

Destra Multi-Alternative Fund
SUPPLEMENTAL INFORMATION (Unaudited)(Continued)
February 28, 2019

At a special meeting of the Shareholders of the Fund, held at the offices of Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on Tuesday, November 20, 2018 at 10:00 a.m., Fund shareholders of record as of the close of business October 3, 2018, voted to approve the following proposals:

Proposal 1: To approve a new advisory agreement between Destra Capital Advisors LLC and the Fund.

Shares Voted In	Shares Voted	Shares Voted
Favor	Against	Abstentions
5,289,105	88,720	395,824

Proposal 2: To approve a new sub-advisory agreement between Destra Capital Advisors LLC and LCM Investment Management, LLC.

Shares Voted In	Shares Voted	Shares Voted
Favor	Against	Abstentions
5,278,994	91,243	403,412

Proposal 3: To elect four (4) Trustees

	Shares Voted In	Shares Voted
	Favor	Against
Nicholas Dalmaso	6,051,291	328,190
John S. Emrich	6,055,822	323,659
Michael S. Erickson	6,051,291	328,190
Jeffrey S. Murphy	6,055,822	323,659

Proposal 4: To approve a change in the Fund’s classification from a diversified investment company to a non-diversified investment company.

Shares Voted In	Shares Voted	Shares Voted
Favor	Against	Abstentions
5,192,793	117,897	462,958

PART C:

OTHER INFORMATION

Destra Multi-Alternative Fund (the “Registrant”)

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

The Registrant’s financial highlights for the fiscal year ended February 28, 2019, are included in Part A of this registration statement in the section entitled “Financial Highlights.”

Financial Statements are included as an appendix to the Statement of Additional Information filed herewith.

(2)	Exhibits

(a)(1)	Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Exhibit (a)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on May 31, 2013.

(a)(2)	Certificate of Trust is incorporated by reference to Exhibit (a)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on June 15, 2011.

(a)(3)	Amended Certificate of Trust is incorporated by reference to Exhibit (a)(3) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on December 7, 2018.

(a)(4)	Amended Certificate of Trust is incorporated by reference to Exhibit (a)(4) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on December 7, 2018.

(b)	By-Laws are incorporated by reference to Exhibit (b) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on November 16, 2011.

(c)	Not applicable.

(d)(1)	Refer to Exhibits (a)(1) and (b).

(d)(2)	Multiple Class Plan is incorporated by reference to Exhibit (d)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on June 27, 2014.

(e)	Not Applicable.

(f)	Not applicable.

(g)(1)	Investment Management Agreement is incorporated by reference to Exhibit (g)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on December 7, 2018.

(g)(2)	Sub-Advisory Agreement by and among the Registrant, Destra Capital Advisors and Pinhook Capital, LLC is incorporated by reference to Exhibit (g)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on April 27, 2018.

(h)(1)	Distribution Agreement between the Registrant and Destra Capital Investments LLC is incorporated by reference to Exhibit (h)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on April 26, 2019.

(h)(2)	Shareholder Servicing Plan is incorporated by reference to Exhibit (h)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on June 27, 2014.

(h)(3)	Distribution Plan – Class C is incorporated by reference to Exhibit (h)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on June 27, 2014.

(h)(4)	Distribution Plan – Class T (formerly Class L) is incorporated by reference to Exhibit (h)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on June 27, 2014.

(i)	Not applicable.

(j)	Custody Agreement is incorporated by reference to Exhibit (j) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on November 16, 2011.

(k)(1)	Fund Services Agreement is incorporated by reference to Exhibit (k)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on November 16, 2011.

(k)(2)	Expense Limitation Agreement is incorporated by reference to Exhibit (k)(3) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on December 7, 2018.

(l)(1)	Opinion of Thompson Hine LLP is incorporated by reference to Exhibit (l) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on November 16, 2011.

(l)(2)	Consent of Drinker Biddle & Reath LLP is filed herewith.

(m)	Not applicable.

(n)	Consent of Deloitte & Touche, LLP is filed herewith.

(o)	Not applicable.

(p)	Initial Capital Agreement is incorporated by reference to Exhibit (p) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on November 16, 2011.

(q)	Not applicable.

(r)(1)	Code of Ethics for the Registrant, Destra Capital Advisors LLC and Destra Capital Investments LLC is filed herewith.

(r)(2)	Code of Ethics for Pinhook Capital, LLC (f/k/a LCM Investment Management, LLC) is incorporated by reference to Exhibit (r)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on November 11, 2016.

(Other)	Powers of Attorney are incorporated by reference to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on December 7, 2018.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

Not applicable.

Item 28. Persons Controlled by or Under Common Control With Registrant

Not applicable.

Item 29. Number of Holders of Securities

Number of Shareholders*
Shares of Beneficial Ownership	3,251

* As of May 30, 2019.

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant’s Agreement and Declaration of Trust (the "Declaration of Trust"), incorporated by reference to Exhibit (a)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22572) as previously filed on May 31, 2013. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Additionally, the Registrant’s various agreements with its service providers contain indemnification provisions.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Destra Capital Advisors LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-71604), and is incorporated herein by reference.

Information as to the directors and officers of the Registrant’s investment sub-adviser, Pinhook Capital, LLC (f/k/a LCM Investment Management, LLC) (“Pinhook”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which Pinhook, and each director, executive officer, managing member or partner of Pinhook, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-72595), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator, (2) the Custodian, (3) the Investment Manager, (4) the Sub-Adviser, and/or (5) the Registrant’s counsel. The address of each is as follows:

1.	Gemini Fund Services, LLC
80 Arkay Drive, Suite 110
Hauppauge, New York 11788

2.	UMB Bank, N.A.
1010 Grand Blvd.
Kansas City, MO 64141

3.	Destra Capital Advisors LLC
444 West Lake Street, Suite 1700
Chicago, IL 60606

4.	Pinhook Capital, LLC
13520 Evening Creek Drive N., Suite 300
San Diego, CA 92128

5.	Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.             Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.             Not applicable.

3.             Not applicable.

4.             The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)           to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)           to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)           to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)           that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)           to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)           that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this Registration Statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e)           that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)           any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2)           the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)           any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.             Not applicable.

6.             The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all requirements for effectiveness pursuant to Rule 486(b) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago in the State of Illinois on the 28th day of June, 2018.

Destra Multi-Alternative Fund

By:	/s/ Robert Watson
Name: Robert Watson
Title: President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Robert Watson	President	June 28, 2019
Robert Watson

/s/ Derek Mullins	Treasurer	June 28, 2019
Derek Mullins

* John S. Emrich	Trustee	June 28, 2019
John S. Emrich

* Michael S. Erickson	Trustee	June 28, 2019
Michael S. Erickson

* Jeffery S. Murphy	Trustee	June 28, 2019
Jeffery S. Murphy

* Nicholas Dalmaso	Trustee	June 28, 2019
Nicholas Dalmaso

*By:	/s/ Robert Watson
Robert Watson
Attorney-In-Fact (pursuant to
Power of Attorney)

Exhibit Index

(l)(1)	Consent of Drinker Biddle & Reath LLP

(n)	Consent of Deloitte & Touche, LLP

(r)(1)	Code of Ethics for the Registrant, Destra Capital Advisors LLC and Destra Capital Investments LLC